
11005396

2010
ANNUAL REPORT



Pulaski Financial Corp.

True Community Banking

Large enough to matter to St. Louis. *Small enough to care.*

CONTENTS

2010

PULASKI FINANCIAL CORP.

Pulaski Financial Corp., the holding company for Pulaski Bank, is a public company trading under the symbol "PULB" on the NASDAQ Global Select market. Pulaski Bank is an independent, community bank providing friendly, personal service to retail customers and small- to medium-sized businesses. We were founded in 1922 as Pulaski Building and Loan Association. We operate twelve full-service offices in the St. Louis metropolitan area and six loan production offices in the St. Louis and Kansas City metropolitan areas. Pulaski Bank has total assets of approximately $1.5 billion and approximately 457 full-time equivalent employees.

SAFE HARBOR STATEMENT:

This report may contain certain "forward-looking statements" within the meaning of the federal securities laws, which are made in good faith pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts; rather, they are statements based on management's current expectations regarding our business strategies, intended results and future performance. Forward-looking statements are generally preceded by terms such as "expects," "believes," "anticipates," "intends" and similar expressions.

Fellow Shareholders:

While generally better than last year, 2010 will be remembered as yet another extremely challenging year for the banking industry and the overall economy. Despite substantial government intervention, economic growth remains muted as a result of still stubbornly high unemployment and a continuation of lower consumer spending. In addition, property values, both commercial and residential, while showing signs of stabilization, remain at very depressed levels. Overall, while the banking industry is returning to profitability, bank failures remain at historically high levels.

In the face of these continued industry and general economic challenges, we remained profitable in fiscal 2010 and finished the year with two strong quarters of $0.25 per share of earnings in each quarter. This second-half earnings performance translates into annualized returns on average equity and average assets of 12.51% and 0.92%, respectively. Given the ongoing economic challenges, we consider these returns more than respectable and are encouraged by them. Our principal focus throughout 2010 has been on improving asset quality and thus reducing related credit costs. We believe our success in this area will continue to be a significant driver of meaningful earnings growth in fiscal 2011.



STANLEY J. BRADSHAW
Chairman of the Board



GARY W. DOUGLASS
Chief Executive Officer

Looking Back on Fiscal 2010

PROFITABILITY

Albeit muted by $26 million in loan loss provisions, we maintained overall profitability by reporting net income available to common shareholders of $1.2 million, or $0.12 per share, for our fiscal year ended September 30, 2010. We have aggressively and appropriately built strong loan loss reserve levels in response to the challenges of the economy and its impact on our borrowers. Due to our success at stabilizing the amount of our non-performing assets, we were able to substantially reduce the level of our loan loss provisions in each of the last two quarters of the fiscal year to $4.50 million and $4.25 million, respectively. We believe this represents the beginning of "normalization" of credit costs which should bode well for earnings in future periods. Our strong second half earnings performance also benefited from a 7% growth in net interest income and a 34 basis point increase in the net interest margin compared to the first half of the year. These gains were driven in part by a continuation of decreased funding costs.

In addition to the positive impact from our net interest income, our market-leading mortgage division continues to generate sizeable levels of non-interest income from the origination and sale of loans to secondary market investors. While all three of our divisions (commercial, retail and mortgage) are very important to our integrated business model, it is our mortgage operation that most distinguishes us from other community banks our size. Through this division, we consistently originate loans for resale ($1.8 billion in fiscal 2010) exceeding the size of the Bank's overall balance sheet ($1.5 billion at September 30, 2010). Our model is extremely capital efficient, diversifies the Bank's income sources by producing significant amounts of non-interest income upon the sale of loans and contributes significantly to net interest income while loans are held in the warehouse pending delivery to investors.

ASSET QUALITY

Managing asset quality and lowering related credit costs remained our number one priority for 2010. Because of our focused and proactive approach to early identification and aggressively addressing potential problem loans in our portfolio, we have methodically stabilized and reduced non-performing assets from their peak levels at December 31, 2009. While our overall non-performing loan levels remain higher than we would like, it is important to note that more than 50% of our non-performing loans are loans restructured as part of our progressive, ongoing residential loan modification program. And importantly, 70% of these restructured loans were performing in accordance with their modified terms at September 30, 2010. We continue to believe that our residential loan modification program will ultimately maximize the Bank's recoveries on these loans and at the same time keep good customers from losing their homes to foreclosure.

CAPITAL LEVELS

Capital levels continue to receive extreme scrutiny from bank stock investors, analysts and regulators. These stakeholders continue to focus on the industry's potential need for near-term dilutive capital raises to address either outright regulatory capital shortfalls or shortfalls relative to asset quality.

Our September 30, 2010 capital levels far exceed the amounts necessary to be considered "well-capitalized" under current regulatory standards. Accordingly, because we are "well capitalized", and because we are both building earnings momentum and making progress at stabilizing and reducing non-performing asset levels, we do not anticipate any such near-term dilutive capital raises.

As part of our current capital strength, we currently have outstanding $32.5 million of preferred stock issued in January 2009 in conjunction with the U.S. Treasury's Capital Purchase Plan ("CPP"). Our goal is to redeem the CPP securities prior to January of 2014, which is when the dividend rate increases from 5% to 9%. Accordingly, we are closely monitoring the relative attractiveness of emerging new sources of capital, including the recently-passed legislation that created the $30 billion "Small Business Lending Fund Program." While we wait for the final details of this program to be released by the U.S. Treasury, we are confident that we will be able to repay our CPP prior to January of 2014 in a manner that will be beneficial to shareholders.

Looking Forward to Fiscal 2011 and Beyond

The banking industry, despite overall improving profitability, still has challenges ahead for 2011. We expect a continuing high rate of bank failures and a year marked by added regulatory costs resulting from the implementation of recent legislation and regulatory reaction to the challenges of the past several years. We also believe that we will start to see traditional merger and acquisition activity pick up in addition to ongoing FDIC-assisted transactions.

Given the still-challenging economic environment within which we operate, we are encouraged by our performance for the second half of our fiscal year wherein we earned $0.50 per share over the last two quarters. As a result of our continued focus on asset quality improvement and the expected continuation of strong mortgage origination and sale activity, we expect substantial improvement in full fiscal year 2011 earnings compared to fiscal 2010. While asset quality improvement will continue to be priority number one, we also realize the importance of being able to grow our balance sheet and net interest income going forward. Accordingly, our commercial division is beginning to refocus its efforts to generate modest, quality commercial loan growth. In addition, we plan to open our thirteenth full-service banking location in the spring of 2011. The location will be in a demographically-attractive area of west St. Louis County in Ballwin, Missouri and is adjacent to the communities of Town & Country and Chesterfield.

Despite the ongoing challenges of the most difficult economic period since the 1930's, we remain confident about the prospects for shareholder value enhancement. We operate a balanced, diversified, yet complimentary business model comprised of three principal segments: commercial, retail and mortgage, with our mortgage division being our true differentiator from other community banks our size. We are "well capitalized" with ample liquidity. Our focused and proactive approach to credit issues is beginning to result in stabilization and modest declines in non-performing assets from peak levels. And finally, our pre-tax, pre-provision earnings trends bode well for strong earnings per share growth in 2011.

In closing, we want to acknowledge with sincere appreciation the entire Pulaski team for their dedication and outstanding efforts under extremely challenging circumstances. We also thank our shareholders for your continuing support and encouragement.

Sincerely,



STANLEY J. BRADSHAW
Chairman of the Board



GARY W. DOUGLASS
President & Chief Executive Officer


Pulaski Bank

Pulaski Bank

PULASKI
BANK

Pulaski Bank

ATM

Pulaski
Bank


Bank Locations

12300 Olive Boulevard
Creve Coeur, MO 63141
314.878.2210

3760 South Grand Avenue
St. Louis, MO 63118
314.771.6750

4226 Bayless Avenue
St. Louis, MO 63123
314.638.2000

11550 New Halls Ferry Road
Florissant, MO 63033
314.831.8704

1928 Zumbehl Road
St. Charles, MO 63303
636.946.1334

1700 O'Fallon Road
St. Charles, MO 63304
636.300.0069

17701 Edison Avenue
Chesterfield, MO 63005
636.530.7508

415 DeBaliviere Avenue
St. Louis, MO 63112
314.367.8800

#10 Maryland Plaza
St. Louis, MO 63108
314.367.8333

6510 Clayton Road
Richmond Heights, MO 63117
314.644.0986

175 Carondelet Plaza
Clayton, MO 63105
314.863.7777

900 Olive Street
St. Louis, MO 63101
314.539.9600

Loan Production Offices

1 Pulaski Center Drive
Creve Coeur, MO 63141
314.878.2210

6600 College Boulevard
Overland Park, KS 66211
913.338.4300

821 NE Columbus
Lee's Summit, MO 64063
816.347.1678

8413 Clint Drive
Belton, MO 64012
816.331.8585

2724A Grovelin Street
Godfrey, IL 62035
618.467.5626

515 S. Main Street, Suite 102
Wichita, KS 67202
316.652.9400


O'Fallon
St. Charles
Florissant
St. Peters
70
270
170
Chesterfield
ST. LOUIS
64
Clayton
Corporate Headquarters
Bank Location
Kirkwood
44
55



Business of the Company

Pulaski Financial Corp. (the "Company") is a diversified, community-based, financial institution holding company headquartered in St. Louis, Missouri. We conduct operations primarily through Pulaski Bank, a federally chartered savings bank ("Pulaski" or the "Bank"). Pulaski Bank provides an array of financial products and services for businesses and consumers primarily through its twelve full-service offices in the St. Louis metropolitan area and six loan production offices in the St. Louis and Kansas City metropolitan areas.

We have grown our assets and deposits internally by building our residential and commercial lending operations, opening de novo branches, and hiring experienced bankers with existing customer relationships in our market. Our goal is to continue to deliver value to our shareholders and to enhance our franchise value and earnings through controlled growth in our banking operations, while maintaining the personal, community-oriented customer service that has characterized our success to date.



2010 Financial Review

Pulaski Financial Corp.

Pulaski Financial Corp. and Subsidiaries

Selected Consolidated Financial Information

		At or for the Years Ended September 30,			
(In thousands, except per-share amounts)	2010	2009	2008	2007	2006
FINANCIAL CONDITION DATA					
Total assets	$ 1,452,817	$ 1,406,426	$ 1,304,150	$ 1,131,465	$ 962,467
Loans receivable, net	1,046,273	1,132,095	1,088,737	949,826	785,199
Mortgage loans held for sale	253,578	109,130	71,966	58,536	60,452
Debt and equity securities	8,001	1,997	144	16,399	16,860
Capital stock of Federal Home Loan Bank	9,774	11,650	10,896	8,306	9,524
Mortgage-backed securities	19,142	28,165	25,925	3,027	3,631
Cash and cash equivalents	15,603	37,451	29,078	23,774	22,123
Deposits	1,115,203	1,191,629	915,311	835,489	655,577
Advances from the Federal Home Loan Bank	181,000	61,000	210,600	158,400	172,800
Borrowings from the Federal Reserve	–	–	40,000	–	–
Subordinated debentures	19,589	19,589	19,589	19,589	19,589
Stockholders' equity—preferred	31,088	30,655	–	–	–
Stockholders' equity—common	85,625	86,306	82,361	80,804	75,827
OPERATING DATA					
Interest and dividend income	$ 65,104	$ 67,823	$ 73,266	$ 70,925	$ 53,843
Interest expense	18,392	26,215	37,653	41,834	29,027
Net interest income	46,712	41,608	35,613	29,091	24,816
Provision for loan losses	26,064	23,031	7,735	3,855	1,501
Net interest income after provision for loan losses	20,648	18,577	27,878	25,236	23,315
Securities gains (losses)	–	303	(7,774)	273	123
Gain on branch sale	–	–	–	–	2,474
Other non-interest income	14,840	19,264	12,785	10,748	9,862
Total non-interest expense	31,936	31,437	29,316	22,773	20,511
Income before income taxes	3,552	6,707	3,573	13,484	15,263
Income taxes	259	1,630	684	4,501	5,425
Net income	3,293	5,077	2,889	8,983	9,838
Preferred stock dividends declared and discount accretion	2,060	1,265	–	–	–
Income available to common shares	**$ 1,233**	**$ 3,812**	**$ 2,889**	**$ 8,983**	**$ 9,838**
COMMON SHARE DATA					
Basic earnings per common share	$ 0.12	$ 0.37	$ 0.29	$ 0.92	$ 1.07
Diluted earnings per common share	$ 0.12	$ 0.37	$ 0.28	$ 0.88	$ 1.01
Dividends declared per common share	$ 0.38	$ 0.38	$ 0.37	$ 0.35	$ 0.33
Book value per common share	$ 7.87	$ 8.31	$ 8.06	$ 8.13	$ 7.62
Weighted average common shares—basic	10,381	10,179	9,914	9,814	9,206
Weighted average common shares—diluted	10,627	10,402	10,239	10,256	9,718
Common shares outstanding at end of period	10,838	10,389	10,216	9,935	9,946

Pulaski Financial Corp. and Subsidiaries

Selected Consolidated Financial Information

	2010	2009	2008	2007	2006
		At or for the Years Ended September 30,			
KEY OPERATING RATIOS					
Return on average assets	0.24%	0.36%	0.23%	0.85%	1.14%
Return on average total equity	2.80	4.64	3.34	11.07	14.98
Return on average common equity	1.42	4.36	3.34	11.07	14.98
Interest rate spread	3.34	2.85	2.81	2.63	2.87
Net interest margin	3.54	3.10	3.08	2.97	3.12
Efficiency ratio	52.12	51.24	61.19	58.63	58.59
Dividend payout ratio	316.67	102.70	130.36	39.20	32.67
Non-interest expense to average assets	2.30	2.21	2.40	2.22	2.36
Average interest-earning assets to average interest-bearing liabilities	114.41	112.77	108.29	107.79	106.96
Allowance for loan losses to total loans receivable at end of period	2.52	1.79	1.16	1.09	0.99
Allowance for loan losses to non-performing loans	45.29	34.68	61.76	99.44	115.89
Net charge-offs to average outstanding loans receivable during the period	1.76	1.31	0.52	0.14	0.10
Non-performing assets to total assets	5.13	4.82	1.87	1.20	0.99
OTHER DATA					
Number of:					
Full-time equivalent employees	457	465	427	421	361
Full-service offices	12	12	12	11	9
Residential mortgage loan production offices	6	5	3	3	2
REGULATORY CAPITAL RATIOS [1]					
Tangible capital	9.02%	9.19%	7.93%	8.79%	9.30%
Core capital	9.02	9.19	7.93	8.79	9.30
Total risk-based capital	12.40	12.33	10.59	11.18	11.99

(1) Capital ratios are for Pulaski Bank.

General

Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding our financial condition and results of operations. The information contained in this section should be read in conjunction with the consolidated financial statements and accompanying notes contained elsewhere in this annual report.

This report may contain certain "forward-looking statements" within the meaning of the federal securities laws, which are made in good faith pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts; rather, they are statements based on management's current expectations regarding our business strategies, intended results and future performance. Forward-looking statements are generally preceded by terms such as "expects," "believes," "anticipates," "intends" and similar expressions.

Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. Factors that could affect actual results include interest rate trends, the general economic climate in the market area in which we operate, as well as nationwide, our ability to control costs and expenses, products and pricing offered by competitors, loan delinquency rates, demand for loans and deposits, changes in the quality or composition of our loan portfolio, changes in accounting principles and changes in federal and state legislation and regulation. Additional factors that may affect our results are discussed in the section titled "Risk Factors" in our annual report on Form 10-K and in other reports filed with the Securities and Exchange Commission. These factors should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements. We assume no obligation to update any forward-looking statements.

Pulaski's Community Banking Strategy

Pulaski Bank is one of the top residential lenders in its market areas, with $1.81 billion of new residential mortgage loans originated during the year ended September 30, 2010. In addition, we originated $330.0 million of commercial loans during the year. Despite a challenging economic environment, we were able to leverage these customer relationships, which helped us grow our core deposits by 10% and increase our net interest income by 12%. Our community banking strategy is centered on building long-term relationships with small- to medium-sized businesses and retail customers and emphasizes high-quality, responsive and personalized customer service. Pulaski has an 89-year history of serving many St. Louis neighborhoods and has positioned itself to be a "True Community Bank" to metropolitan St. Louis.

We believe there is a significant opportunity for a locally managed, community-focused bank to provide a full range of financial services to retail customers and small- and middle-market businesses. A large amount of local deposits have been acquired by regional and national banks during the past decade, which has created larger banks that are perceived by many customers as impersonal or unresponsive. By offering quicker decision making in the delivery of banking products and services, offering customized products where needed, and providing our customers access to our senior decision makers, we distinguish ourselves from the larger regional and national banks operating in our market areas. Conversely, our larger capital base and product mix enable us to compete effectively against smaller banks with limited services and capabilities.

Locally based community banks, like Pulaski, have also gained market share by recruiting experienced bankers who have been displaced by mergers with larger, out-of-area banks. These bankers have generally developed strong relationships with customers who are willing to follow them to another financial institution. We believe that St. Louisans strongly favor doing business with companies that are locally managed, creating opportunities for Pulaski.

In addition to attracting and retaining veteran bankers who are St. Louis natives, the Company's strategic plan is focused on providing convenient bank locations in the St. Louis commercial districts. Many of the Bank's full-service locations are located in the central corridor of St. Louis and are convenient to the metropolitan St. Louis commercial and financial centers.

Primarily as the result of deteriorating local and national economic conditions and their negative impact on the real estate market, we experienced a 13% increase in the provision for loan losses and a 29% increase in loan charge-offs during fiscal 2010 compared to fiscal 2009. In addition, we experienced a 2% decline in our loans receivable, excluding loans held for sale, as we saw weakened demand from qualified borrowers and we tightened our underwriting standards in response to the deteriorating economic conditions. However, execution of the Company's community banking strategy produced strong performance in many of its key indicators over the past five years, thereby positioning the Company for improved earnings in future periods. Specifically, during the five years ended September 30, 2010, we have:

- Increased our net interest income from $24.8 million to $46.7 million, representing a 14% compound annual growth rate ("CAGR").
- Increased our mortgage revenues from $4.6 million to $7.8 million, representing an 11% CAGR.
- Increased our retail banking fees from $2.5 million to $3.8 million, representing an 8% CAGR.
- Increased our total assets from $789.9 million to $1.45 billion, representing a 13% CAGR.
- Increased our total loan portfolio from $633.2 million to $1.05 billion, representing an 11% CAGR.
- Increased our total deposits from $496.2 million to $1.12 billion, representing an 18% CAGR.

- Reduced our ratio of non-interest expense to average assets from 2.36% to 2.30%.
- Expanded the number of residential and commercial loan officers from 55 to 107.
- Expanded our St. Louis bank network from eight to twelve full-service locations.

At September 30, 2005, we were principally a residential lender, with 70% of our loan portfolio consisting of residential and home equity loans. Over the past five years, the commercial lending division has been a significant contributor to our growth, with $371.1 million of net loan growth since September 30, 2005. The commercial loan portfolio grew to $561.1 million, or 54% of total loans receivable, at September 30, 2010 compared to $190.0 million, or 30% of total loans receivable, at September 30, 2005.

Our strategy has enabled us to capture a 1.62% share of the $71 billion St. Louis deposit market at June 30, 2010. Ranked according to total deposits at June 30, 2010, as reported by the Federal Deposit Insurance Corporation, Pulaski Bank is the twelfth largest bank in the St. Louis metropolitan area. We continue to grow our core deposit accounts, which we define as checking, money market and savings accounts. Core deposit accounts increased to $714.3 million at September 30, 2010 compared to $171.1 million at September 30, 2005. Money market accounts and interest-bearing checking accounts increased to $189.9 million and $345.0 million, respectively, at September 30, 2010 compared to $82.6 million and $29.0 million, respectively, at September 30, 2005. Non-interest-bearing checking accounts increased to $149.2 million at September 30, 2010 compared to $29.2 million at September 30, 2005. The increases stem primarily from growth in commercial relationships, expanded products and additional banking locations. Fueled by this deposit growth, retail banking fees increased 53.1% from $2.5 million in fiscal 2005 to $3.8 million in fiscal 2010.

Primary Business Lines

Crucial to our community banking strategy is growth in the Company's three primary business lines: commercial banking services, retail mortgage lending and retail banking services. We believe the marketplace is more competitive than ever and, to achieve successful results, these products must be delivered with superior and efficient customer service.

COMMERCIAL BANKING SERVICES. Our commercial banking services are centered on serving small- to medium-sized businesses, and the Company's operation in the St. Louis market continues to be driven by its staff of experienced commercial bankers and the commercial banking relationships they generate. Since beginning our commercial banking operations in 2003, approximately 70% of the growth in the Bank's retained loan portfolio has come from commercial lending. In 2003, the Bank had just two employees dedicated to commercial banking. Over the past several years, the Company has been successful in hiring some of the top commercial bankers in St. Louis. Today, the commercial division has 24 employees, many of whom have brought us new business from their existing customer relationships.

Commercial loan originations totaled $330.0 million during the year ended September 30, 2010 compared with $432.9 million in 2009. Although origination activity slowed during 2010 compared with the prior year as the result of the distressed local and national economic climate, we continued to originate commercial loans to our most credit-worthy customers under tightened credit standards. However, as the result of the weakened market demand for our loan products and our tightened underwriting standards, the commercial loan portfolio decreased $35.8 million during the year to $561.1 million at September 30, 2010. In addition, during the year ended September 30, 2010, management decided to decrease the Company's exposure to construction lending because of the weakened national and local economic conditions. Commercial and multi-family construction and development loans decreased $43.3 million to $22.9 million at September 30, 2010 while commercial real estate loans increased $25.0 million to $256.2 million, primarily as the result of the conversion of certain maturing construction loans to permanent financing. In addition, construction and development loans secured by residential properties decreased $11.5 million to $8.1 million at September 30, 2010, land acquisition and development loans decreased $5.5 million to $74.8 million and commercial and industrial loans increased $321,000 to $155.3 million.

Our commercial loan customers are also among the best sources of core deposit accounts. During the past year, commercial checking account balances increased $53.9 million to $127.0 million at September 30, 2010 compared to $73.0 million at September 30, 2009.

RETAIL MORTGAGE LENDING. The Company originates conforming, residential mortgage loans directly through commission-based sales staffs in the St. Louis and Kansas City metropolitan areas. We are a leading mortgage originator in these two markets, and have successfully leveraged our reputation for strength and quality customer service with our staff of experienced mortgage loan officers who have strong community relationships. Substantially all of the loans originated in the retail mortgage division are one- to four-family residential loans that are sold to investors on a servicing-released basis. Such sales generate mortgage revenues, which is the Company's largest source of non-interest income. In addition, loans that are closed and are held pending their sale to investors provide a valuable source of interest income until they are sold.

The Federal Reserve's actions taken in late 2008 to lower market interest rates and stimulate mortgage lending activity resulted in a dramatic increase in mortgage refinancing volume beginning in November 2008 and continuing throughout fiscal 2009. Loan origination volumes grew steadily through the first three quarters of fiscal year 2009 reaching record levels during the quarter ended June 30, 2009. This strong demand continued into 2010 and, although below the historically high 2009 levels, resulted in origination volumes that were above the levels typically experienced in periods prior to 2009. Mortgage loan refinancing activity represented approximately 50% of total loan originations during the year ended September 30, 2010 compared with 61% during 2009. The following is a quarterly summary of residential loans originated for sale for the years ended September 30, 2010 and 2009.

	2010	2009
(In Thousands)		
First quarter	$ 455,783	$ 262,834
Second quarter	326,034	651,273
Third quarter	446,668	723,827
Fourth quarter	581,004	403,965
Total	**$ 1,809,489**	**$ 2,041,899**

For the year ended September 30, 2010, we sold $1.67 billion of residential loans to investors, which generated mortgage revenues totaling $7.8 million, compared to $2.02 billion of loans sold and $12.7 million in revenues for the year ended September 30, 2009. The net profit margins on loans sold decreased to 0.47% during 2010 compared with 0.63% during 2009. We saw lower gross profit margins on loans sold during 2010 as the result of lower prices offered by the Company's mortgage loan investors. In addition, net profit margins in 2010 were reduced as the result of extended commitment periods for delivery of loans to the Company's investors and increased variable costs on loans originated. Also reducing mortgage revenues were charges to earnings totaling $663,000 and $526,000 in 2010 and 2009, respectively, for amounts potentially due to the Company's loan investors under guarantees related to loans that were previously sold and became delinquent or defaulted. Loans held for sale increased $144.4 million to $253.6 million at September 30, 2010 from $109.1 million at September 30, 2009.

Although we primarily originate conforming mortgage loans that qualify for sale in the secondary market, we historically retained a certain number of loans in portfolio that had characteristics which made them appealing for the Bank's portfolio even though they did not qualify for sale as conforming "agency-eligible" loans. These loans were underwritten using an internal credit-scoring model, which assessed credit risk and assigned one of five risk-based ratings to the loan at the time of inception. Loans with higher risk ratings were originated with higher interest rates. In the last 24 months, however, we have repeatedly tightened our internal credit underwriting standards in response to the national economic crisis and have de-emphasized this type of lending. During the year ended September 30, 2010, residential first and second mortgage loans retained in our portfolio decreased $17.0 million to $303.9 million from $320.9 million at September 30, 2009.

Home equity lines of credit balances decreased to $201.9 million at September 30, 2010 compared to $227.1 million at September 30, 2009. These loans consist primarily of revolving lines of credit secured by residential real estate. We also significantly de-emphasized growth in this portfolio during late 2009 and 2010 as we tightened credit standards following the downturn in the economy and have generally continued to offer home equity loans only to our most credit-worthy borrowers. These loans are generally approved in conjunction with high-quality first mortgage loan applications. The interest rates on these loans are tied to the prime rate, which results in low interest-rate risk characteristics, attractive interest-rate spreads over their funding sources and added stability to our net interest margin. The weighted average interest rate on home equity lines of credit was 3.79% at September 30, 2010 compared to 3.98% at September 30, 2009. The decline in the average interest rate was due to the decline in market interest rates during 2010.

RETAIL BANKING SERVICES. Growth in core deposits, which include checking, money market and passbook accounts, is critical to support profitable asset growth and is among our top strategic objectives. Our approach to attracting deposits involves three key components: providing excellence in customer service, offering customers best-in-class products, and providing customers with convenient banking locations. Checking accounts represent the cornerstone product in a customer relationship and are the Bank's most valuable source of low-cost deposits. Checking account balances not only provide one of the lowest-cost funding sources, but also generate valuable fee income through service charges. The balance of checking accounts increased $127.8 million during the year to $494.2 million at September 30, 2010 from $366.4 million at September 30, 2009, fueled by an $85.1 million increase in retail checking accounts and a $53.9 million increase in commercial checking accounts. Also enhancing our ability to attract core deposits, we elected to participate in the FDIC's Transaction Account Guarantee Program. This program provides full FDIC insurance coverage for non-interest-bearing transaction accounts and qualifying NOW accounts regardless of the dollar amount through December 31, 2010, and is in addition to the standard FDIC insurance on deposits up to $250,000 per depositor. At September 30, 2010, the weighted-average cost of interest-bearing checking accounts decreased to 0.90% compared to 1.25% at September 30, 2009 primarily as the result of declining market interest rates during 2010. Competition for these products remains intense, but the accounts are generally less interest-rate sensitive and more stable than certificates of deposit.

The balance of money market accounts decreased $64.1 million to $189.9 million at September 30, 2010 from $254.0 million at September 30, 2009 primarily due to a decrease in municipal deposits as we deemphasized growth in these types of deposits during the year. At September 30, 2010, the weighted average cost of money market deposits decreased to 0.52% compared to 0.76% at September 30, 2009 as the result of declining market interest rates during 2010. Money market and interest-bearing checking accounts carry adjustable interest rates that make them an ideal funding source for our prime-adjusting commercial and home equity loans.

Certificates of deposit decreased $141.5 million to $400.9 million at September 30, 2010 from $542.3 million at September 30, 2009 as the result of a $75.0 million decrease in brokered time deposits to $8.4 million, a $46.7 million decrease in time deposits offered through Promontory Interfinancial Network's Certificate of Deposit Account Registry Service ("CDARS") to $64.1 million and a $26.4 million decrease in retail certificates of deposit to $278.5 million. Maturing brokered time deposits were repaid during the year with lower-cost borrowings from the Federal Home Loan Bank. In addition, core deposit growth allowed us to more effectively price our CDARS and retail time deposits, resulting in the decreased balances. Total deposits decreased $76.4 million, or 6%, to $1.12 billion at September 30, 2010 from $1.19 billion at September 30, 2009, primarily as the result of the decrease in brokered time deposits.

Retail banking fees, which include fees charged to customers who have overdrawn their checking accounts and service charges on other retail banking products, decreased 3% to $3.8 million for the year ended September 30, 2010 compared to $3.9 million for the year ended September 30, 2009. While checking accounts grew significantly during the year ended September 30, 2010, the volume of overdrawn checking accounts did not increase proportionately, primarily as the result of tightened consumer spending in the current difficult economic environment. On November 12, 2009, the Federal Reserve Board announced final rules that prohibit financial institutions from charging consumers fees for paying overdrafts on automated teller machines and one-time debit card transactions, unless a consumer consents, or opts in, to the overdraft service for those types of transactions. These rules are expected to ultimately result in a reduction of the amount of fee income we realize from these sources in future periods.

Critical Accounting Policies

We have established various accounting policies that govern the application of U.S. generally accepted accounting principles in the preparation of our consolidated financial statements. Our significant accounting policies are described in the footnotes to the consolidated financial statements that appear in this report. Certain accounting policies involve significant judgments and assumptions by management that have a material impact on the carrying value of certain assets and liabilities. We consider the accounting for the allowance for loan losses to be a critical accounting policy. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates that could have a material impact on the carrying values of assets and liabilities and our results of operations.

We maintain an allowance for loan losses to absorb probable losses in our loan portfolio. Determining the amount of the allowance involves a high degree of judgment. The balance in the allowance is based upon management's quarterly estimates of expected losses inherent in the loan portfolio. Management's estimates are determined by quantifying certain risks in the portfolio that are affected primarily by changes in the composition and volume of the portfolio combined with an analysis of past-due and adversely classified loans. These estimates can also be affected by the following factors: changes in lending policies and procedures, including underwriting standards and collections; charge-off and recovery practices; changes in national and local economic conditions and developments; assessment of collateral values by obtaining independent appraisals; and changes in the experience, ability, and depth of lending management staff. Refer to *Note 1* of *Notes to the Consolidated Financial Statements* for a detailed description of our risk assessment process.

Average Balance Sheets

The following table sets forth information regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities, resultant yields, interest rate spread, net interest margin, and ratio of average interest-earning assets to average interest-bearing liabilities for the periods indicated.

	Years Ended September 30,								
	2010			2009			2008		
(Dollars in thousands)	AVERAGE BALANCE	INTEREST AND DIVIDENDS	YIELD/ COST	AVERAGE BALANCE	INTEREST AND DIVIDENDS	YIELD/ COST	AVERAGE BALANCE	INTEREST AND DIVIDENDS	YIELD/ COST
INTEREST-EARNING ASSETS:									
Loans receivable: (1)									
Residential real estate	$ 296,516	$ 17,977	6.06%	$ 328,108	$ 20,952	6.39%	$ 336,918	$ 23,257	6.90%
Commercial	601,234	31,083	5.17%	598,179	29,987	5.01%	479,997	30,123	6.28%
Home equity lines of credit	216,004	8,476	3.92%	230,237	9,346	4.06%	223,146	13,983	6.27%
Consumer	3,519	154	4.37%	3,613	196	5.44%	4,156	245	5.88%
Total loans receivable	**1,117,273**	**57,690**	**5.16%**	**1,160,137**	**60,481**	**5.21%**	**1,044,217**	**67,608**	**6.47%**
Mortgage loans held for sale	136,919	6,259	4.57%	119,770	5,768	4.82%	64,446	3,562	5.53%
Securities and other	64,637	1,155	1.71%	62,729	1,574	2.51%	46,522	2,096	4.51%
Total interest-earning assets	**1,318,829**	**65,104**	**4.94%**	**1,342,636**	**67,823**	**5.05%**	**1,155,185**	**73,266**	**6.34%**
Non-interest-earning assets	73,592			70,829			80,543		
Total assets	**$ 1,392,421**			**$1,413,465**			**$1,235,728**		
INTEREST-BEARING LIABILITIES:									
Interest-bearing checking	$ 330,815	$ 3,667	1.11%	$ 221,164	$ 3,504	1.58%	$ 106,009	$ 2,093	1.97%
Passbook savings	29,714	59	0.20%	26,845	57	0.21%	27,727	91	0.33%
Money market	230,634	2,146	0.93%	159,196	1,676	1.05%	183,957	5,294	2.88%
Certificates of deposit	444,925	10,262	2.31%	569,530	16,279	2.86%	466,094	19,963	4.28%
Total interest-bearing deposits	**1,036,088**	**16,134**	**1.56%**	**976,735**	**21,516**	**2.20%**	**783,787**	**27,441**	**3.50%**
FHLB advances	96,948	1,743	1.80%	120,288	3,507	2.92%	224,460	7,956	3.54%
Borrowings from the Federal Reserve Bank	82	–	0.59%	71,690	320	0.45%	34,093	776	2.28%
Note payable	–	–	–	2,324	113	4.88%	4,868	242	4.97%
Subordinated debentures	19,589	515	2.63%	19,589	759	3.88%	19,589	1,238	6.32%
Total interest-bearing liabilities	**1,152,707**	**18,392**	**1.60%**	**1,190,626**	**26,215**	**2.20%**	**1,066,797**	**37,653**	**3.53%**
Non-interest-bearing liabilities:									
Non-interest-bearing deposits	108,188			99,127			63,325		
Other non-interest-bearing liabilities	13,767			14,286			19,184		
Total non-interest-bearing liabilities	**121,955**			**113,413**			**82,509**		
Stockholders' equity	117,759			109,426			86,422		
Total liabilities and Stockholders' equity	**$ 1,392,421**			**$1,413,465**			**$1,235,728**		
Net interest income		**$ 46,712**			**$ 41,608**			**$ 35,613**	
Interest rate spread (2)			**3.34%**			**2.85%**			**2.81%**
Net interest margin (3)			**3.54%**			**3.10%**			**3.08%**
Ratio of average interest-earning assets to average interest-bearing liabilities	114.41%			112.77%			108.29%		

(1) Include non-accrual loans with an average balance of $20.2 million, $18.0 million and $6.3 million for the fiscal years ended September 30, 2010, 2009 and 2008, respectively.

(2) Yield on interest-earning assets less cost of interest-bearing liabilities.

(3) Net interest income divided by average interest-earning assets.

Rate Volume Analysis

The following table allocates the period-to-period changes in the Company's various categories of interest income and expense between changes due to changes in volume (calculated by multiplying the change in average volumes of the related interest-earning asset or interest-bearing liability category by the prior year's rate) and changes due to changes in rate (change in rate multiplied by the prior year's volume). Changes due to changes in rate/volume (changes in rate multiplied by changes in volume) have been allocated proportionately between changes in volume and changes in rate.

	2010 Compared to 2009			2009 Compared to 2008		
	INCREASE (DECREASE) DUE TO			INCREASE (DECREASE) DUE TO		
(In thousands)	RATE	VOLUME	NET	RATE	VOLUME	NET
INTEREST-EARNING ASSETS:						
Loans receivable:						
Residential real estate	$ (1,038)	$ (1,937)	$ (2,975)	$ (1,702)	$ (603)	$ (2,305)
Commercial	945	151	1,096	(6,755)	6,619	(136)
Home equity lines of credit	(312)	(558)	(870)	(5,070)	433	(4,637)
Consumer	(37)	(5)	(42)	(17)	(32)	(49)
Total loans receivable	**(442)**	**(2,349)**	**(2,791)**	**(13,544)**	**6,417**	**(7,127)**
Mortgage loans held for sale	(309)	800	491	(509)	2,715	2,206
Securities and other	(164)	(255)	(419)	(937)	415	(522)
Total net change in income on interest-earning assets	**(915)**	**(1,804)**	**(2,719)**	**(14,990)**	**9,547**	**(5,443)**
INTEREST-BEARING LIABILITIES:						
Interest-bearing checking	(1,238)	1,401	163	(481)	1,892	1,411
Passbook savings	(4)	6	2	(31)	(3)	(34)
Money market	(209)	679	470	(2,986)	(632)	(3,618)
Certificates of deposit	(2,814)	(3,203)	(6,017)	(7,513)	3,829	(3,684)
Total interest-bearing deposits	**(4,265)**	**(1,117)**	**(5,382)**	**(11,011)**	**5,086**	**(5,925)**
FHLB advances	(1,171)	(593)	(1,764)	(1,219)	(3,230)	(4,449)
Borrowings from the Federal Reserve Bank	76	(396)	(320)	(915)	459	(456)
Note payable	(56)	(57)	(113)	(4)	(125)	(129)
Subordinated debentures	(244)	–	(244)	(479)	–	(479)
Total net change in expense on interest-bearing liabilities	**(5,660)**	**(2,163)**	**(7,823)**	**(13,628)**	**2,190**	**(11,438)**
Net change in net interest income	**$ 4,745**	**$ 359**	**$ 5,104**	**$ (1,362)**	**$ 7,357**	**$ 5,995**

Overview

NET INCOME for the year ended September 30, 2010 decreased 35.1% to $3.3 million, or $0.12 per diluted common share, compared to $5.1 million, or $0.37 per diluted common share, for the year ended September 30, 2009. Reducing income available to common shares for the year ended September 30, 2010 were dividends and discount accretion on the Company's preferred stock, issued as part of the U.S. Treasury's Troubled Asset Relief Program ("TARP") Capital Purchase Program, totaling $2.1 million, or $0.19 per diluted common share compared to $1.3 million, or $0.12 per diluted common share for the year ended September 30, 2009.

Net Interest Income

Net interest income is the difference between interest and dividend income on interest-earning assets, such as loans and securities, and the interest expense on interest-bearing liabilities used to fund those assets, including deposits, advances from the Federal Home Loan Bank of Des Moines ("FHLB"), borrowings from the Federal Reserve Bank of St. Louis ("Federal Reserve") and other borrowings. The amount of net interest income is affected by both changes in the level of interest rates and the amount and composition of interest-earning assets and interest-bearing liabilities.

NET INTEREST INCOME increased $5.1 million to $46.7 million for the year ended September 30, 2010 compared to $41.6 million for the year ended September 30, 2009. The increase was primarily the result of expansion in the net interest margin, which increased to 3.54% in 2010 compared with 3.10% in 2009. The net interest margin benefited from market-driven declines in the cost of deposits and wholesale borrowings and growth in the average balance of mortgage loans held for sale, which typically produce higher interest-rate spreads than other interest-earning assets held by the Company.

TOTAL INTEREST AND DIVIDEND INCOME decreased $2.7 million to $65.1 million for the year ended September 30, 2010 compared to $67.8 million for the year ended September 30, 2009 due to declines in the average balance and average yield of interest-earning assets. The average yield decreased from 5.05% for 2009 to 4.94% for 2010 and the average balance decreased from $1.34 billion to $1.32 billion during the same periods, respectively.

The decrease in the average balance was primarily due to a $42.9 million decline in the average balance of loans receivable to $1.12 billion for 2010, partially offset by a $17.1 million increase in the average balance of loans held for sale to $136.9 million for 2010. The average balances of residential real estate loans and home equity lines of credit declined $31.6 million and $14.2 million, respectively, while the average balance of commercial loans increased $3.1 million. The decrease in the average yield was primarily due to the market driven declines in the average yields on loans receivable and loans held for sale. See *Primary Business Lines.*

TOTAL INTEREST EXPENSE decreased $7.8 million to $18.4 million for fiscal 2010 compared to $26.2 million for fiscal 2009 due to a decline in the average cost of funds and the average balance of interest-bearing liabilities. The average cost of funds decreased from 2.20% for 2009 to 1.60% for 2010 and the average balance of interest-bearing liabilities decreased from $1.19 billion to $1.15 billion during the same periods, respectively.

The lower average balance of interest-bearing liabilities resulted from decreases in the average balances of borrowings from the Federal Reserve and the FHLB, partially offset by an increase in the average balance of deposits. The decreased average cost was the result of lower market interest rates during the period, growth in core deposits and a shift in the mix of wholesale funding sources. The Company primarily funds its assets with savings deposits from its retail and commercial customers, which typically carry a lower cost than most of the Company's wholesale funding sources. This funding source is supplemented with wholesale funds consisting primarily of advances from the FHLB, short-term borrowings from the Federal Reserve and time deposits from national brokers. Management actively chooses among these wholesale funding sources depending on their relative costs and the Company's overall borrowing capacity at the FHLB and the Federal Reserve. See *Liquidity Risk.*

INTEREST EXPENSE ON DEPOSITS decreased $5.4 million, or 25.0%, to $16.1 million during the year ended September 30, 2010 compared to $21.5 million for the year ended September 30, 2009 as the result of a decrease in the average cost partially offset by an increase in the average balance. The average balance of interest-bearing deposits increased to $1.04 billion for the year ended September 30, 2010 from $976.7 million for the year ended September 30, 2009 while the average cost of deposits decreased from 2.20% to 1.56% during the same periods, respectively. Growth in average total deposits during 2010 was used to repay certain wholesale borrowings. See *Primary Business Lines.*

INTEREST EXPENSE ON ADVANCES FROM THE FEDERAL HOME LOAN BANK decreased $1.8 million, or 50.3%, to $1.7 million during the year ended September 30, 2010 compared to $3.5 million for the year ended September 30, 2009 as the result of decreases in the average cost and average balance. The average balance decreased to $96.9 million for the year ended September 30, 2010 from $120.3 million for the year ended September 30, 2009 and the average cost decreased from 2.92% to 1.80% during the same period, respectively. The lower average balance resulted from the repayment of short-term advances with the increase in deposits and decrease in total interest-earning assets. The decreased average cost was the result of lower market interest rates during the 2010 period.

INTEREST EXPENSE ON BORROWINGS FROM THE FEDERAL RESERVE BANK decreased $319,000 or 99.8% to $500 during the year ended September 30, 2010. During 2010, the Company repaid all of the borrowings from the Federal Reserve with lower-cost borrowings from the FHLB.

Provision for Loan Losses

The **PROVISION FOR LOAN LOSSES** for the year ended September 30, 2010 was $26.1 million compared to $23.0 million for the same period a year ago. The provision for loan losses in 2010 related primarily to increased charge-offs and an increase in the level of non-performing loans. See *Non-Performing Assets and Allowance for Loan Losses.*

Non-Interest Income

TOTAL NON-INTEREST INCOME decreased $4.7 million to $14.8 million for the year ended September 30, 2010 compared to $19.6 million for the year ended September 30, 2009 primarily as the result of decreases in mortgage revenues, gains on sales of securities and retail banking fees, partially offset by an increase in investment brokerage revenues.

MORTGAGE REVENUES decreased 38.2% to $7.8 million during the year ended September 30, 2010 on loan sales of $1.67 billion, compared to mortgage revenues of $12.7 million during the year ended September 30, 2009 on loan sales of $2.02 billion. See *Primary Business Lines.*

RETAIL BANKING FEES decreased 3.0% to $3.8 million in 2010 compared to $3.9 million for 2009 primarily as a result of tightened consumer spending in the current difficult economic environment. See *Primary Business Lines.*

INVESTMENT BROKERAGE REVENUES increased 34.5% to $1.8 million for the year September 30, 2010 compared to $1.3 million for the same period a year ago. The Company operates an investment brokerage division whose operations consist principally of brokering bonds from wholesale brokerage houses to bank, municipal and individual investors. Revenues are generated on trading spreads and fluctuate with changes in trading volumes and market interest rates. The increase in revenues during 2010 was the result of an increase in sales volume as many of the Bank's customers shifted funds from loan originations to lower-risk bonds because of the current economic environment.

GAIN (LOSS) ON SALES OF SECURITIES was a net gain of $303,000 for the year ended September 30, 2009, related primarily to the sale of $50 million in Federal Home Loan Bank bonds that were classified as available for sale. There were no such sales in 2010.

Non-Interest Expense

TOTAL NON-INTEREST EXPENSE increased $499,000, or 1.6%, to $31.9 million for the year ended September 30, 2010 compared to $31.4 million for the year ended September 30, 2009. Significant fluctuations are discussed below.

SALARIES AND EMPLOYEE BENEFITS decreased $305,000, or 2.1%, to $14.0 million for the year ended September 30, 2010 from $14.3 million for the year ended September 30, 2009. The decrease in salaries and employee benefits expense in 2010 was primarily due to lower expense related to the Bank-sponsored 401(k) Plan resulting from the suspension of the employer match beginning in calendar year 2010.

OCCUPANCY, EQUIPMENT AND DATA PROCESSING EXPENSE increased $207,000 to $8.3 million for the year ended September 30, 2010 from $8.1 million for the year ended September 30, 2009. The increase was largely related to an increase in expense related to the enhancement of certain capabilities of the Bank's data processing systems, an increase in expense related to the use of an independent security company to provide security guards at certain of the Bank's branch offices and increased data processing and other expenses related to the elevated level of loan and deposit activity.

ADVERTISING EXPENSE decreased $485,000 to $566,000 for the year ended September 30, 2010 compared to $1.1 million for the year ended September 30, 2009 primarily due to a reduction in the overall level of advertising during fiscal 2010 in connection with a more focused effort to control such expenses.

PROFESSIONAL SERVICES increased $230,000 to $1.7 million for the year ended September 30, 2010 compared to $1.5 million for the year ended September 30, 2009. The increase was the result of an increase in expenses related to regulatory compliance and increased loan collection activity resulting from the depressed economic environment.

FDIC DEPOSIT INSURANCE PREMIUM EXPENSE decreased $275,000 to $2.0 million for the year ended September 30, 2010 compared to $2.3 million for the year ended September 30, 2009. In 2009, the Bank paid $700,000 as its share of an industry-wide FDIC special assessment. The lower expense in 2010 was the result of the absence of such special assessment, partially offset by the industry-wide increases in FDIC deposit insurance rates and increased premiums due to deposit growth.

REAL ESTATE FORECLOSURE LOSSES AND EXPENSE was $2.8 million for the year ended September 30, 2010 compared with $1.3 million for the year ended September 30, 2009. See *Non-Performing Assets and Allowance for Loan Losses.*

OTHER NON-INTEREST EXPENSE decreased $362,000, or 18.5%, to $1.6 million for the year ended September 30, 2010 compared to $2.0 million for the year ended September 30, 2009. The decrease was primarily due to a $246,000 loss related to the impairment of the Company's equity interest in a small-bank fund during 2009. The equity interest was sold during 2010 resulting in a gain of $179,000.

Income Taxes

The **PROVISION FOR INCOME TAXES** decreased from $1.6 million for the year ended September 30, 2009 to $259,000 for the year ended September 30, 2010. The effective tax rate was 7.30% in 2010 compared with 24.3% in 2009. The effective tax rates differed from the Federal statutory rate of 34% primarily as the result of non-taxable income related to bank-owned life insurance and tax-exempt interest on loans. The lower effective rate in 2010 compared to 2009 was due to the decrease in total pre-tax income resulting in a higher ratio of non-taxable income to such pre-tax income. See *Note 14* of *Notes to the Consolidated Financial Statements.*

Non-Performing Assets And Allowance For Loan Losses

Non-performing assets at September 30, 2010 and 2009 are summarized as follows:

(Dollars in thousands)	September 30, 2010	September 30, 2009
Non-accrual loans:		
Residential real estate:		
First mortgage	$ 6,727	$ 7,093
Second mortgage	1,522	629
Home equity lines of credit	2,206	3,086
Commercial & multi-family real estate	5,539	2,595
Land acquisition & development	8,796	2,193
Real estate construction & development	1,189	7,455
Commercial & industrial	417	703
Consumer & other	100	220
Total non-accrual loans	**26,496**	**23,974**
Accruing loans past due 90 days or more:		
Residential real estate	–	71
Land acquisition & development	–	316
Total accruing loans past due 90 days or more	**–**	**387**
Troubled debt restructurings: (1)		
Current under restructured terms:		
Residential real estate:		
First mortgage	16,093	17,785
Second mortgage	2,186	2,062
Home equity lines of credit	1,050	1,695
Commercial & multi-family real estate	184	–
Land acquisition & development	426	107
Real estate construction & development	3,306	100
Commercial & industrial	1,355	787
Consumer & other	83	93
Total current troubled debt restructurings	**$ 24,683**	**$ 22,629**

(CONTINUED ON NEXT PAGE)

(1) Amounts include non-accrual loans totaling $33.1 million and $27.7 million at September 30, 2010 and 2009, respectively.

(Dollars in thousands)	September 30, 2010	September 30, 2009
Past due under restructured terms:		
Residential real estate:		
First mortgage	$ 7,251	$ 2,788
Second mortgage	339	746
Home equity lines of credit	728	150
Commercial & multi-family real estate	–	7,831
Land acquisition & development	65	57
Commercial & industrial	–	777
Total past due troubled debt restructurings	**8,383**	**12,349**
Total troubled debt restructurings	**33,066**	**34,978**
Total non-performing loans	**59,562**	**59,339**
Real estate acquired in settlement of loans:		
Residential real estate	3,632	3,386
Commercial real estate	11,268	5,068
Total real estate acquired in settlement of loans	**14,900**	**8,454**
Total non-performing assets	**$ 74,462**	**$ 67,793**
Ratio of non-performing loans to total loans receivable	5.56%	5.16%
Ratio of non-performing assets to total assets	5.13%	4.82%
Ratio of non-performing loans excluding current troubled debt restructurings as a percent of total loans	3.26%	3.19%
Ratio of non-performing assets excluding current troubled debt restructurings as a percent of total assets	3.43%	3.21%
Ratio of allowance for loan losses as a percent of total loans	2.52%	1.79%
Ratio of allowance for loan losses to non-performing loans	45.29%	34.68%
Ratio of allowance for loan losses as a percent of non-performing loans excluding current troubled debt restructurings and related allowance for loan losses	75.47%	55.94%

Non-performing assets increased $6.7 million to $74.5 million at September 30, 2010 compared with $67.8 million at September 30, 2009 primarily as a result of a $2.5 million increase in non-accrual loans and a $6.4 million increase in real estate acquired through foreclosure, partially offset by a $1.9 million decrease in troubled debt restructurings.

Loans are placed on non-accrual status when, in the opinion of management, there is reasonable doubt as to the collectability of interest or principal. Management considers many factors before placing a loan on non-accrual, including the overall financial condition of the borrower, the progress of management's collection efforts and the value of the underlying collateral.

Excluding non-accrual troubled debt restructurings, non-accrual loans totaled $26.5 million at September 30, 2010 compared with $24.0 million at September 30, 2009. The increase was primarily the result of a $3.0 million increase in non-accruing commercial loans partially offset by a $353,000 decrease in non-accruing residential loans. During the September 2010 quarter, the Company placed loans to one of its largest commercial customers on non-accrual status because of the borrower's weakened financial condition. At September 30, 2010, the balances of such loans included in non-accrual loans were $8.7 million in land acquisition and development loans, $4.2 million in commercial and multi-family real estate loans and $998,000 in residential real estate loans.

Also contributing to the fluctuations in non-accrual loans and troubled debt restructurings during 2010 was the restructuring of a commercial relationship secured by a high-rise, residential condominium development in the St. Louis metropolitan area. The loan was restructured during the December 2009 quarter because of the borrower's weakened financial condition. The terms of the restructuring primarily included an extension of the maturity date of the loan. The balance of the loan at September 30, 2009 was $5.4 million, which was included in non-accrual real estate construction and development loans. The balance of the loan had paid down to $3.3 million at September 30, 2010 and was included in troubled debt restructurings on a non-accrual basis. The balance of non-accrual loans was also reduced by the charge-off during 2010 of $1.5 million of land acquisition and development loans and $1.2 million of real estate construction and development loans to one borrower that were classified as non-accrual at September 30, 2009.

A loan is classified as a troubled debt restructuring if the Company, for economic or legal reasons related to the borrower's financial difficulties, grants a concession to the borrower that it would not otherwise consider. A loan classified as a troubled debt restructuring will generally retain such classification until the loan is paid in full. However, a restructured one-to-four-family residential mortgage loan that yields a market rate and demonstrates the ability to pay under the terms of the restructured note through a sustained period of repayment performance, which is generally one year, is removed from the troubled debt restructuring classification. Interest income on restructured loans is accrued at the reduced rate and the loan is returned to performing status once the borrower demonstrates the ability to pay under the terms of the restructured note through a sustained period of repayment performance, which is generally six months.

Restructured residential loans totaled $27.6 million at September 30, 2010 compared with $25.2 million at September 30, 2009. Management continued its efforts to proactively modify loan repayment terms with residential borrowers who were experiencing financial difficulties in the current economic climate with the belief that these actions would maximize the Bank's ultimate recoveries on these loans. The restructured terms of the loans generally included a reduction of the interest rates and the addition of past-due interest to the principal balance of the loans. Many of these borrowers were current at the time of their modifications and showed strong intent and ability to repay their obligations under the modified terms. During the years ended September 30, 2010 and 2009, the Company restructured approximately $15 million and $22 million, respectively, of loans to troubled residential borrowers and returned approximately $8 million and $1 million, respectively, of previously restructured residential loans to performing status as the result of the borrowers' favorable performance history since restructuring. At September 30, 2010, $27.6 million, or 84% of total restructured loans, related to residential borrowers compared with $25.2 million, or 72% of total restructured loans, at September 30, 2009. At September 30, 2010, 70% of these residential borrowers were performing as agreed under the modified terms of the loans compared with 85% at September 30, 2009. The decrease in the percentage of restructured residential loans that were performing under their modified terms was primarily the result of returning a portion of such loans to performing status during the year ended September 30, 2010.

Restructured commercial loans totaled $5.3 million at September 30, 2010 compared with $9.7 million at September 30, 2009. Contributing to the decrease in commercial troubled debt restructurings during 2010 was the foreclosure on and sale of the property securing the Company's largest non-performing asset at September 30, 2009, which was a commercial real estate loan secured by a strip shopping center in Naples, Florida. Although the Company's lending practices generally limit lending outside of its two primary market areas, St. Louis and Kansas City, the loan was made to one of the Company's St. Louis-based customers who had historically demonstrated successful performance. The carrying value of the loan, which was included in past-due troubled debt restructurings, was $7.8 million at September 30, 2009. The Company recorded a $3.2 million partial charge-off during the March 2010 quarter and subsequently sold the property for cash at no additional loss during May 2010.

Real estate acquired in settlement of loans increased to $14.9 million at September 30, 2010 compared with $8.5 million at September 30, 2009. Contributing to the increase during the year was the foreclosure, during the December 2009 quarter, on a commercial loan secured by a retail strip shopping center in the St. Louis metropolitan area resulting in a $1.8 million charge-off and a $6.8 million increase in real estate acquired in settlement of loans. The Company also recorded a $400,000 write down during the September 2010 quarter as the result of an additional decline in the property's fair market value. The balance of real estate acquired in settlement of loans at September 30, 2010 also included 33 residential and eight commercial properties.

Real estate foreclosure losses and expense was $2.8 million for the year ended September 30, 2010 compared with $1.3 million for the year ended September 30, 2009. Real estate foreclosure losses and expense includes realized losses on the final disposition of foreclosed properties, additional write-downs for declines in the fair market values of properties subsequent to foreclosure, and expenses incurred in connection with maintaining the properties until they are sold. The increased expense for 2010 was primarily the result of an $826,000 write-down in the March 2010 quarter of a parcel of raw ground, which was acquired through foreclosure in a prior period, due to an estimated decline in its fair market value based upon a new appraisal and the $400,000 write-down of the retail strip shopping center discussed above.

The total balance of impaired loans at September 30, 2010 and 2009 was $69.5 million and $59.0 million, respectively. See *Note 6* of *Notes to the Consolidated Financial Statements.*

The following table is a summary of the activity in the allowance for loan losses for the years ended September 30, 2010 and 2009:

	2010	2009
Balance, beginning of year	$ 20,579,170	$ 12,761,532
Provision charged to expense	26,064,000	23,030,685
Charge-offs, net of recoveries:		
Residential real estate:		
First mortgage	3,390,091	3,762,176
Second mortgage	2,023,832	1,431,336
Home equity lines of credit	4,141,887	2,653,411
Commercial:		
Commercial & multi-family real estate	4,235,565	36,343
Land acquisition & development	1,144,690	4,231,118
Real estate construction & development	2,249,473	2,424,848
Commercial & industrial	2,316,172	530,342
Consumer & other	165,743	143,473
Total charge-offs, net	**19,667,453**	**15,213,047**
Balance, end of year	**$ 26,975,717**	**$ 20,579,170**

The following table contains a breakdown of the principal balance of loans receivable at September 30, 2010 by major category and the ratio of net charge-offs to the average balance of each major category for the years ended September 30, 2010 and 2009, and the average annual charge-offs for the five years ended September 30, 2010 and 2009.

	Principal Balance at September 30,	Net Charge-Offs as a Percent of Average Loan Category			
		Year Ended September 30,		Annualized Five Years Ended September 30,	
	2010	2010	2009	2010	2009
(Dollars in Thousands)					
Residential real estate:					
First mortgage	$ 243,649	1.26%	1.52%	0.73%	0.50%
Second mortgage	60,281	3.35%	1.88%	1.45%	1.00%
Home equity lines of credit	201,922	1.92%	1.15%	0.79%	0.42%
Commercial [(1)]	561,115	1.72%	1.20%	0.84%	0.47%
Consumer and other	3,513	0.15%	0.10%	0.13%	0.14%
Total loans receivable	**$1,070,480**	**1.76%**	**1.31%**	**0.85%**	**0.51%**

(1) Commercial includes real estate construction & development, commercial & multi-family real estate, and commercial & industrial loans.

The provision for loan losses for the year ended September 30, 2010 was $26.1 million compared with $23.0 million in 2009. The increased provision over the prior-year amount was primarily due to increased charge-offs, reflecting the impact of the adverse economic climate on the Company's borrowers, and the increase in certain loss factors in the Company's general valuation allowance model, reflecting the risks in the Company's loan portfolio resulting from decreases in real estate values in certain geographic regions where the Bank has originated loans, the continued elevated level of unemployment and the level of non-performing loans.

Net charge-offs for the year ended September 30, 2010 were $19.7 million, or 1.76% of average loans, compared with $15.2 million, or 1.31% of average loans, for fiscal 2009. Because the Company's loan portfolio is typically collateralized by real estate, losses occur more frequently when property values are declining and borrowers are losing equity in the underlying collateral. Recent declines in real estate values in the Company's market areas, as well as nationally, contributed to the increased charge-offs in 2010. Approximately 27%, or $5.6 million, of fiscal 2010 charge-offs related to relationships with two commercial borrowers that were secured by retail strip shopping centers.

The ratio of the allowance for loan losses to loans receivable increased to 2.52% at September 30, 2010 compared to 1.79% at September 30, 2009. The ratio of the allowance for loan losses to non-performing loans was 45.29% at September 30, 2010 compared to 34.68% at September 30, 2009. Excluding restructured loans that were performing under their restructured terms and the related allowance for loan losses, the ratio of the allowance for loan losses to the remaining non-performing loans was 75.4% at September 30, 2010 compared to 55.9% at September 30, 2009. Management believes the changes in these coverage ratios are appropriate due to the change in the mix of non-performing loans during the period, specifically increased troubled debt restructurings that were performing under their restructured terms and residential first mortgage loans. At September 30, 2010 and 2009, 50% and 47%, respectively, of total non-performing loans were residential first mortgage loans, which carry a lower level of inherent risk than other types of loans in the Company's portfolio, especially compared to second mortgage loans and home equity lines of credit where the Company often does not own or service the first mortgage loan.

Management believes that the amount maintained in the allowance will be adequate to absorb probable losses inherent in the portfolio. Although management believes that it uses the best information available to make such determinations, future adjustments to the allowance for loan losses may be necessary and results of operations could be significantly and adversely affected if circumstances differ substantially from the assumptions used in making the determinations. While management believes it has established the allowance for loan losses in accordance with U.S. generally accepted accounting principles, there can be no assurance that the Bank's regulators, in reviewing the Bank's loan portfolio, will not request the Bank to significantly increase its allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that a substantial increase will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses will adversely affect the Company's financial condition and results of operations. See *Note 1* of *Notes to the Consolidated Financial Statements* for a description of management's allowance for loan losses methodology.

Financial Condition

CASH AND CASH EQUIVALENTS decreased $21.8 million to $15.6 million at September 30, 2010 from $37.5 million at September 30, 2009. Federal funds sold and overnight interest-bearing deposit accounts decreased to $4.0 million at September 30, 2010 compared to $23.1 million at September 30, 2009. Cash and amount due from depository institutions decreased to $11.6 million at September 30, 2010 compared to $14.3 million at September 30, 2009. The decreases were primarily used to fund the increase in loans held for sale.

DEBT SECURITIES AVAILABLE FOR SALE increased to $8.0 million at September 30, 2010 from $2.0 million at September 30, 2009. **MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE** decreased to $8.8 million at September 30, 2010 from $16.1 million at September 30, 2009 while **MORTGAGE-BACKED SECURITIES HELD TO MATURITY** decreased to $10.3 million at September 30, 2010 from $12.1 million at September 30, 2009. Such securities are primarily held as collateral to secure large commercial and municipal deposits. The total balance held in these securities is adjusted, as individual securities mature or repay, to reflect fluctuations in the balances of the deposits they are securing.

CAPITAL STOCK OF THE FEDERAL HOME LOAN BANK decreased $1.9 million to $9.8 million at September 30, 2010 from $11.6 million at September 30, 2009. The Bank is generally required to hold a specific amount of stock based upon its total FHLB borrowings outstanding. However, effective in December 2008, the FHLB temporarily suspended redemptions of its stock when members reduced their outstanding borrowings. This resulted in holdings of such stock at September 30, 2009 that were in excess of amounts that would have ordinarily been required based on the level of outstanding borrowings. The FHLB subsequently resumed the redemptions of excess stock in December 2009, resulting in a decrease in the amount of stock held.

MORTGAGE LOANS HELD FOR SALE increased $144.4 million to $253.6 million at September 30, 2010 from $109.1 million at September 30, 2009. These balances represent loans closed in the name of the Bank, which are committed in advance of closing to be sold to investors. Since these loans are pre-sold, primarily at a pre-determined price on a best-efforts basis, they are not subject to changes in market value as a result of changes in market interest rates. The Bank typically receives proceeds from the sale of these loans to investors within 30 to 60 days of loan closing and benefits from interest income while awaiting sales delivery. The increase was due to an increase in the level of market demand for the Company's loan products resulting from decreased market interest rates and an extension of delivery times to investors during the latter part of fiscal 2010. See *Primary Business Lines.*

LOANS RECEIVABLE decreased $85.8 million to $1.05 billion at September 30, 2010 from $1.13 billion at September 30, 2009 due to decreases in residential and commercial loans. See *Primary Business Lines.*

BANK-OWNED LIFE INSURANCE increased $1.1 million to $29.8 million at September 30, 2010 from $28.7 million at September 30, 2009. The increase was attributable to appreciation of the cash surrender values of existing policies. Increases in cash surrender values are treated as other income and are tax exempt.

DEFERRED TAX ASSET increased $3.9 million to $13.2 million at September 30, 2010 from $9.3 million at September 30, 2009 primarily as the result of an increase related to allowance for loan losses. A valuation allowance is provided on deferred tax assets when it is more likely than not that some portion of the assets will not be realized. The Company has not established a valuation allowance at September 30, 2010 or 2009 because management believes that all criteria for recognition have been met, including the existence of a history of taxes paid or qualifying tax planning strategies that are sufficient to support the realization of deferred tax assets. See *Note 14* of *Notes to the Consolidated Financial Statements.*

ADVANCES FROM THE FEDERAL HOME LOAN BANK increased $120.0 million to $181.0 million at September 30, 2010 from $61.0 million at September 30, 2009. The Company supplements its primary funding source, retail deposits, with wholesale funding sources consisting of borrowings from the FHLB, brokered certificates of deposit acquired on a national level and short-term borrowings from the discount window of the Federal Reserve Bank. Management actively chooses among these wholesale funding sources depending on their relative costs. The increased borrowings in 2010 were primarily used to fund the increase in loans held for sale. See *Liquidity Risk.*

TOTAL STOCKHOLDERS' EQUITY decreased $608,000 to $116.4 million at September 30, 2010 from $117.0 million at September 30, 2009. Decreasing stockholders' equity were common stock dividend payments of $4.1 million, preferred stock dividends of $1.6 million, and a decrease in accumulated other comprehensive income of $155,000. These decreases were partially offset by net income totaling $3.3 million, common stock issued under the Company's dividend reinvestment plan totaling $707,000 and the amortization of equity trust expense of $800,000.

Overview

NET INCOME for the year ended September 30, 2009 increased 75.7% to $5.1 million, or $0.37 per diluted common share, compared to $2.9 million, or $0.28 per diluted common share, for the year ended September 30, 2008. Net income for year ended September 30, 2009 was negatively impacted by a $23.0 million provision for loan losses compared to $7.7 million in 2008, by a $700,000 pretax charge to earnings for an industry-wide FDIC special deposit insurance assessment, and by an industry-wide increase in rates paid on deposit insurance. Also reducing income available to common shares for the year ended September 30, 2009 were dividends and discount accretion on the Company's preferred stock, issued as part of the U.S. Treasury's Troubled Asset Relief Program Capital Purchase Program, totaling $1.3 million, or $0.12 per diluted common share. Net income for the year ended September 30, 2008 was negatively impacted by investment securities losses totaling $5.2 million after tax, or $0.50 per diluted share, which primarily included previously recorded losses realized on the sale of the Company's entire portfolio of Fannie Mae preferred stock and an after-tax charge of $989,000, or $0.10 per diluted share, for a separation payment and other expenses related to the resignation of the Company's former chief executive officer on May 1, 2008.

Net Interest Income

NET INTEREST INCOME increased $6.0 million to $41.6 million for the year ended September 30, 2009 compared to $35.6 million for the year ended September 30, 2008 due to an increase in net interest-earning assets and improvement in the net interest margin. The average balance of interest-earning assets increased $187.5 million to $1.34 billion during fiscal 2009, compared to $1.16 billion during fiscal 2008 due primarily to commercial loan growth. The net interest margin increased 2 basis points to 3.10% in fiscal 2009 from 3.08% in fiscal 2008, resulting primarily from an increase in demand deposits, which are typically among the Company's lowest cost of funds, combined with lower wholesale funding costs.

TOTAL INTEREST AND DIVIDEND INCOME decreased $5.4 million to $67.8 million for the year ended September 30, 2009 compared to $73.3 million for the year ended September 30, 2008. The decrease was primarily due to a decline in the average yield on loans receivable to 5.21% in fiscal 2009 from 6.47% in fiscal 2008 resulting from lower market interest rates. The decrease was partially offset by a rise in the average balance of loans receivable, which increased $115.9 million to $1.16 billion for fiscal 2009, and a rise in the average balance of loans held for sale, which increased $55.3 million to $119.8 million for fiscal 2009. Commercial loans accounted for substantially all of the growth in the average balance of loans receivable during 2009.

TOTAL INTEREST EXPENSE decreased $11.4 million to $26.2 million for fiscal 2009 compared to $37.7 million for fiscal 2008 due to a decline in the average cost of funds partially offset by an increase in the average balance of interest-bearing liabilities. The average cost of funds decreased from 3.53% for 2008 to 2.20% for 2009 while the average balance of interest-bearing liabilities increased from $1.07 billion to $1.19 billion during the same periods, respectively.

The increased average balance of interest-bearing liabilities resulted from increases in the average balances of deposits and borrowings from the Federal Reserve, which were used to fund asset growth during the period and to repay FHLB advances. The decreased average cost was the result of lower market interest rates during the period, growth in core deposits and a shift in the mix of wholesale funding sources.

INTEREST EXPENSE ON DEPOSITS decreased $5.9 million, or 21.6%, to $21.5 million during the year ended September 30, 2009 compared to $27.4 million for the year ended September 30, 2008 as the result of a decrease in the average cost partially offset by an increase in the average balance. The average balance of interest-bearing deposits increased to $976.7 million for the year ended September 30, 2009 from $783.8 million for the year ended September 30, 2008 while the average cost of deposits decreased from 3.50% to 2.20% during the same periods, respectively. Growth in average total deposits during 2009 was used to fund asset growth and repay certain wholesale borrowings.

INTEREST EXPENSE ON ADVANCES FROM THE FEDERAL HOME LOAN BANK decreased $4.4 million, or 56.0%, to $3.5 million during the year ended September 30, 2009 compared to $8.0 million for the year ended September 30, 2008 as the result of decreases in the average cost and average balance. The average balance decreased to $120.3 million for the year ended September 30, 2009 from $224.5 million for the year ended September 30, 2008 and the average cost decreased from 3.54% to 2.92% during the same period, respectively. The decreased average balance resulted from the repayment of short-term advances with increases in deposits and lower-cost borrowings from the Federal Reserve. The decreased average cost was the result of lower market interest rates during the 2009 period.

INTEREST EXPENSE ON BORROWINGS FROM THE FEDERAL RESERVE BANK decreased to $320,000 during the year ended September 30, 2009 compared to $776,000 for the year ended September 30, 2008 as the result of a decrease in the average cost partially offset by an increase in the average balance. The average balance increased to $71.7 million for the year ended September 30, 2009 from $34.1 million for the year ended September 30, 2008, while the average cost decreased to 0.45% for the year ended September 30, 2009 compared to 2.28% for the year ended September 30, 2008. During 2009, the Company supplemented its wholesale borrowing needs with lower-cost, short-term borrowings from the discount window of the Federal Reserve. The proceeds of these borrowings were used to fund increases in loans held for sale and repay higher-cost borrowings from the FHLB. The decrease in the average cost was the result of lower market interest rates during 2009.

Provision For Loan Losses

The **PROVISION FOR LOAN LOSSES** for the year ended September 30, 2009 was $23.0 million compared to $7.7 million for the same period a year ago. The provision for loan losses in 2009 related primarily to increased charge-offs, an increase in the level of non-performing loans, and growth in performing commercial loans, which carry a higher level of inherent risk than residential loans.

Non-Interest Income

TOTAL NON-INTEREST INCOME increased $14.6 million to $19.6 million for the year ended September 30, 2009 compared to $5.0 million for the year ended September 30, 2008 primarily as the result of increases in mortgage revenues and investment brokerage revenues and also due to the $7.8 million loss on the sale of securities recorded in fiscal 2008.

GAIN (LOSS) ON SALES OF SECURITIES increased $8.1 million to a net gain of $303,000 for the year ended September 30, 2009 compared to a net loss of $7.8 million for the year ended September 30, 2008. The net loss in 2008 was primarily the result of the $7.9 million loss on the sale of the Company's entire portfolio of Fannie Mae preferred stock, consisting of 350,000 shares of 8.25% Series S fixed-rate preferred stock, which was classified as available for sale, following the announcement that the Treasury Department was placing Fannie Mae into conservatorship and eliminating dividends on its common and preferred securities. The net gains in 2009 primarily related to the sale of $50 million in Federal Home Loan Bank bonds that were classified as available for sale.

MORTGAGE REVENUES increased 117.5% to $12.7 million during the year ended September 30, 2009 on loan sales of $2.02 billion, compared to mortgage revenues of $5.8 million during the year ended September 30, 2008 on loan sales of $1.32 billion.

RETAIL BANKING FEES decreased 1.8% to $3.9 million in 2009 compared to $4.0 million for 2008 primarily as a result of tightened consumer spending in the current difficult economic environment.

INVESTMENT BROKERAGE REVENUES increased 30.5% to $1.3 million for the year September 30, 2009 compared to $1.0 million for the same period a year ago. The Company operates an investment brokerage division whose operations consist principally of brokering bonds from wholesale brokerage houses to bank, municipal and individual investors. Revenues are generated on trading spreads and fluctuate with changes in trading volumes and market interest rates. The increased revenues in 2009 were the result of an increase in sales volume as many of the Bank's customers shifted funds from loan originations to lower-risk bonds because of the current economic environment.

OTHER NON-INTEREST INCOME decreased $669,000 to $263,000 for the year ended September 30, 2009 from $932,000 for the year ended September 30, 2008 primarily as the result of a decrease in fees received from a correspondent bank related to the Bank's official check clearing process and a decrease in commission income received for annuities due to decreased sales activity. Subsequent to September 30, 2008, the Bank began clearing its official checks internally, allowing the Bank the use of the float related to these outstanding checks. This process was previously performed by a correspondent bank that paid the Bank fees for the use of the float.

Non-Interest Expense

TOTAL NON-INTEREST EXPENSE increased $2.1 million, or 7.2%, to $31.4 million for the year ended September 30, 2009 compared to $29.3 million for the year ended September 30, 2008. Significant fluctuations are discussed below.

SALARIES AND EMPLOYEE BENEFITS EXPENSE increased $214,000, or 1.5%, to $14.3 million for the year ended September 30, 2009 from $14.1 million for the year ended September 30, 2008. Included in salaries and employee benefits expense for the year ended September 30, 2008 was $1.5 million of expense associated with the separation payment made to the Company's former chief executive officer. Excluding this amount, salaries and employee benefits expense increased $1.7 million in fiscal 2009 compared with fiscal 2008. The increase was primarily the result of the payment of incentives related to the increased mortgage and commercial lending volumes, which did not qualify as capitalized loan origination expenses, and also to the reversal in fiscal 2008 of $364,000 in previously accrued performance-based incentives related to the separation of several employees, which reduced fiscal 2008 expense.

OCCUPANCY, EQUIPMENT AND DATA PROCESSING EXPENSE increased $424,000 to $8.1 million for the year ended September 30, 2009 from $7.7 million for the year ended September 30, 2008. The increase was largely related to an increase in expense related to the use of an independent security company to provide security guards at certain of the Bank's branch offices, enhancement of certain capabilities of the Bank's data processing systems and increased data processing and other expenses related to the increased level of loan and deposit activity.

ADVERTISING EXPENSE decreased $205,000 to $1.1 million for the year ended September 30, 2009 compared to $1.3 million for the year ended September 30, 2008 primarily due to a reduction in the overall level of advertising during fiscal 2009 in connection with a more focused effort to control such expenses.

GAIN ON DERIVATIVE INSTRUMENTS totaled $396,000 for the year ended September 30, 2008 compared with no net gains or losses for the year ended September 30, 2009. Such gains in fiscal 2008 related to interest-rate swap agreements with notional values totaling $80 million, which were designed to convert the fixed rates paid on certain brokered certificates of deposits into variable, LIBOR-based rates. The Company used long-haul, fair-value, hedge accounting. Under this method, any hedge ineffectiveness was deemed not material and the impact was recognized as a charge or credit to earnings during the period in which the ineffectiveness occurred. All of such interest-rate swap agreements were called by the counterparties during the year ended September 30, 2008 due to the declining interest rate environment. In addition, the Company entered into two $14 million notional value interest-rate swap agreements during fiscal 2008 that placed the Company in equal, but opposite, positions with the counterparties resulting in no net effect on non-interest expense. Such agreements were still outstanding at September 30, 2009.

RECOVERY OF DATA PROCESSING TERMINATION EXPENSE totaled $180,000 for the year ended September 30, 2008. The amount represents the recovery of expenses that were incurred in a prior period as the result of the termination of a contract to convert the Company's core data processing system. There was no such activity in fiscal 2009.

FDIC DEPOSIT INSURANCE PREMIUM EXPENSE increased $806,000 to $1.6 million for the year ended September 30, 2009 compared to $749,000 for the year ended September 30, 2008. The increase was the result of deposit growth and an industry-wide increase in FDIC insurance rates and the final utilization, during the quarter ended December 31, 2007, of the one-time assessment credit that was provided to eligible insured depository institutions under the Federal Deposit Insurance Reform Act of 2005. On November 12, 2009, the FDIC adopted a final rule requiring insured depository institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012, on December 30, 2009, along with each institution's risk-based deposit insurance assessment for the third quarter of 2009. The amount paid on December 30 was substantially higher than typical quarterly deposit insurance assessments. The amount of the assessment related to future periods was initially recorded as a prepaid asset and will be charged to expense during the periods to which it relates.

FDIC SPECIAL DEPOSIT INSURANCE ASSESSMENT EXPENSE for the year ended September 30, 2009 totaled $700,000. The FDIC adopted a final rule imposing a five basis point special assessment on each insured depository institution's assets minus Tier 1 capital as of June 30, 2009, which was paid on September 30, 2009.

Income Taxes

The **PROVISION FOR INCOME TAXES** increased from $684,000 for the year ended September 30, 2008 to $1.6 million for the year ended September 30, 2009. The effective tax rate was 24.3% in 2009 and differed from the Federal statutory rate of 34% primarily as the result of non-taxable income related to bank-owned life insurance and non-taxable interest income. The effective tax rate in 2008 was 19.2% and differed from the Federal statutory rate of 34% primarily as the result of a reduction in income tax expense related to the loss on the sale of Fannie Mae preferred stock and the impact of non-taxable income related to bank-owned life insurance and non-taxable interest income.

Market Risk Analysis

Market risk is the risk of loss arising from adverse changes in the fair values of financial instruments or other assets caused by changes in interest rates, currency exchange rates, or equity prices. Interest rate risk is the Company's primary market risk and results from timing differences in the repricing of assets and liabilities, changes in relationships between rate indices, and the potential exercise of explicit or embedded options. The Company uses several measurement tools provided by a national asset liability management consultant to help manage these risks. Management provides key assumptions to the consultant, which are used as inputs into the measurement tools. Following is a summary of two different tools management uses on a quarterly basis to monitor and manage interest rate risk.

EARNINGS SIMULATION MODELING. Net income is affected by changes in the level of interest rates, the shape of the yield curve and the general market pressures affecting current market interest rates at the time of simulation. Many interest rate indices do not move uniformly, creating certain disunities between them. For example, the spread between a thirty-day, prime-based asset and a thirty-day, FHLB advance may not be uniform over time. The earnings simulation model projects changes in net interest income caused by the effect of changes in interest rates on interest-earning assets and interest-bearing liabilities. Simulation results are measured as a percentage change in net interest income compared to the static-rate or "base case" scenario. The model considers increases and decreases in asset and liability volumes using prepayment assumptions as well as rate changes. Rate changes are modeled gradually over a twelve-month period, referred to as a "rate ramp." The model projects only changes in interest income and expense and does not project changes in non-interest income, non-interest expense, provision for loan losses, the impact of changing tax rates, or any actions that the Company might take to counter the effect of market interest rate movements. At September 30, 2010, net interest income simulation showed a negative 290 basis point change from the base case in a 200 basis point ramped rising rate environment and a negative 90 basis point change from the base case in a 100 basis point ramped declining rate environment. The projected decrease in net interest income is within the Asset/Liability Committee's guidelines in a 200 basis point increasing or 100 basis point decreasing interest rate environment. However, management continually monitors signs of elevated risks and takes certain actions to limit these risks.

The following table summarizes the results of the Company's income simulation model as of September 30, 2010 and 2009.

Change in Net Interest Income

	2010		2009	
	Year 1	Year 2	Year 1	Year 2
Change in Market Interest Rates:				
200 basis point ramped increase	(2.9%)	(2.2%)	0.3%	2.9%
Base case—no change	–	–	–	0.3%
100 basis point ramped decrease	(0.9%)	(1.3%)	0.4%	2.3%

NET PORTFOLIO VALUE ANALYSIS. Net portfolio value ("NPV") represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 200 basis point increase or decrease in market interest rates with no effect given to any actions management might take to counter the effect of that interest rate movement. The following is a summary of the results of the report compiled by the Company's outside consultant using data and assumptions management provided as of September 30, 2010 and 2009.

Estimated Change in Net Portfolio Value

	2010		2009	
(Dollars in thousands)	AMOUNT	PERCENT	AMOUNT	PERCENT
Change in Market Interest Rates:				
200 basis point increase	$ 6,271	3.8%	$ 11,146	8.6%
Base case—no change	$ –	–	$ –	–
100 basis point decrease	$ (581)	(0.4%)	$ (8,201)	(6.3%)

The preceding table indicates that, at September 30, 2010, in the event of a 200 basis point increase in prevailing market interest rates, NPV would be expected to increase by $6.3 million, or 3.8% of the base case scenario value of $163.2 million. In the event of a decrease in prevailing market rates of 100 basis points, NPV would be expected to decline by $581,000, or 0.4%, of the base case scenario value. The projected decrease in NPV is within the Asset Liability Committee's guidelines in a 200 basis point increasing or 100 basis point decreasing interest rate environment. However, management continually monitors signs of elevated risks and takes certain actions to limit these risks.

The following table presents the Company's financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments' estimated fair values and weighted average interest rates at September 30, 2010. Expected maturities use certain assumptions based on historical experience and other data available to management.

(Dollars in thousands)	WEIGHTED AVERAGE RATE	WITHIN ONE YEAR	ONE YEAR TO THREE YEARS	AFTER THREE YEARS TO FIVE YEARS	AFTER FIVE YEARS TO TEN YEARS	BEYOND TEN YEARS	CARRYING VALUE TOTAL	ESTIMATED FAIR VALUE
INTEREST-SENSITIVE ASSETS								
Loans receivable, net [1]	5.34%	$ 655,813	$ 209,070	$ 46,243	$ 81,802	$ 53,345	$ 1,046,273	$ 1,094,190
Mortgage Loans held for sale, net [2]	4.28%	253,578	–	–	–	–	253,578	258,414
Debt securities—AFS	0.25%	6,999	1,002	–	–	–	8,001	8,001
Mortgage-backed securities—HTM	4.02%	4,278	–	–	1,019	5,000	10,297	10,788
Mortgage-backed securities—AFS	4.16%	27	–	–	5,121	3,698	8,846	8,846
FHLB stock	2.00%	9,774	–	–	–	–	9,774	9,774
Other	2.96%	27,144	–	–	–	–	27,144	27,144
Total interest-sensitive assets		**$ 957,613**	**$ 210,072**	**$ 46,243**	**$ 87,942**	**$ 62,043**	**$ 1,363,913**	**$ 1,417,157**
INTEREST-SENSITIVE LIABILITIES								
Passbook savings accounts	0.18%	$ 30,296	$ –	$ –	$ –	$ –	$ 30,296	$ 30,296
Checking accounts [3]	0.90%	345,013	–	–	–	–	345,013	345,013
Money market accounts	0.52%	189,851	–	–	–	–	189,851	189,851
Certificate of deposit accounts	2.02%	276,165	122,930	1,762	–	–	400,857	406,095
FHLB advances	0.72%	152,000	–	25,000	–	4,000	181,000	183,139
Subordinated debentures	2.67%	–	–	–	–	19,589	19,589	19,583
Total interest-sensitive liabilities		**$ 993,325**	**$ 122,930**	**$ 26,762**	**$ –**	**$ 23,589**	**$ 1,166,606**	**$ 1,173,977**
OFF-BALANCE-SHEET ITEMS								
Operating leases		$ 588	$ 1,189	$ 1,176	$ 1,511	$ –	$ 4,464	$ 4,464
Commitments to extend credit	4.84%	115,223	–	–	–	–	–	117,145
Unused lines of credit—residential		145,162	–	–	–	–	–	141,460
Unused lines of credit—commercial		61,257	–	–	–	–	–	63,493
Unused lines of credit—consumer		32	–	–	–	–	–	32

(1) Includes non-accrual loans.
(2) Maturity reflects expected committed sales to investors.
(3) Excludes non-interest-bearing checking accounts of $149.2 million.

Liquidity Risk

Liquidity risk arises from the possibility that the Company might not be able to satisfy current or future financial commitments, or may become unduly reliant on alternative funding sources. The objective of liquidity risk management is to ensure that the cash flow requirements of the Bank's depositors and borrowers, as well as the Company's operating cash needs, are met. The Asset/Liability Committee meets regularly to consider the operating needs of the organization.

The Company primarily funds its assets with deposits from its retail and commercial customers. If the Bank or the Company requires funds beyond their ability to generate them internally, the Bank has the ability to borrow funds from the FHLB and the Federal Reserve and, subject to regulatory restrictions discussed below, to raise certificates of deposit on a national level through broker relationships. Management chooses among these wholesale funding sources depending on their relative costs, the Company's overall interest rate risk exposure and the Company's overall borrowing capacity at the FHLB and the Federal Reserve. At September 30, 2010, the combined balance of borrowings from the FHLB and brokered deposits totaled $189.4 million, had a weighted-average interest rate of 0.92%, a weighted average maturity of approximately 10 months and represented 13% of total assets. At September 30, 2009, these combined balances totaled $144.5 million, had a weighted-average interest rate of 2.97%, a weighted average maturity of approximately 20 months and represented 10% of total assets. Use of these funds has given the Company alternative sources to support its asset growth while avoiding, when necessary, aggressive deposit pricing strategies used from time to time by some of its competitors in its market. In addition, because approximately two-thirds of the Company's assets are scheduled to mature or reprice within one year, the use of these wholesale funds has given management a low-cost means to maximize net interest income and manage interest rate risk by providing the Company greater flexibility to control the interest rates and maturities of these funds, as compared to deposits. This increased flexibility has allowed the Company to better respond to changes in the interest rate environment and demand for its loan products, especially loans held for sale that are awaiting final settlement (generally within 30 to 60 days) with the Company's investors. While the Company effectively utilized wholesale funding to support its asset growth in recent years, growth in core deposits during the year ended September 30, 2010 allowed the Company to reduce its use of such wholesale funding from a high during fiscal year 2009 of approximately 27% of total assets to the reduced level at September 30, 2010.

During July 2010, the Company agreed to comply with a request from its primary regulator, the Office of Thrift Supervision ("OTS"), not to increase the aggregate level of national brokered certificates of deposit, CDARS time deposits and certain other similar reciprocal deposits above the level that existed at July 2, 2010, which was $178.5 million. The Company had already begun reducing the level of these types of deposits earlier in the fiscal year with funds received from the increased levels of core deposits resulting in a four-year low of such deposits to $150.1 million at September 30, 2010. Management does not anticipate that this restriction will have a significant impact on the Company's financial condition, results of operations or liquidity position.

The borrowings from the FHLB are obtained under a blanket agreement, which assigns all investments in FHLB stock, qualifying first residential mortgage loans, residential loans held for sale and home equity loans with a 90% or less loan-to-value ratio as collateral to secure the amounts borrowed. Total borrowings from the FHLB are subject to limitations based upon a risk assessment of the Bank. At September 30, 2010, the Bank had approximately $175.0 million in additional borrowing authority under the arrangement with the FHLB in addition to the $181.0 million in advances outstanding at that date.

The Bank has the ability to borrow funds on a short-term basis under the Bank's primary credit line at the Federal Reserve's Discount Window. At September 30, 2010, the Bank had approximately $93.3 million in borrowing authority under this arrangement with no borrowings outstanding and had approximately $153.0 million of commercial loans pledged as collateral under this agreement.

At September 30, 2010, the Company had outstanding firm commitments to originate loans of $115.2 million, all of which were on a best-efforts basis and to fulfill commitments under unused lines of credit of $206.5 million. Certificates of deposit scheduled to mature in one year or less totaled $276.2 million, which included no brokered deposits. Based upon historical experience, management believes the majority of maturing retail certificates of deposit will remain with the Bank. However, if these deposits do not remain with the Bank, the Bank will need to rely on wholesale funding sources, which might only be available at higher interest rates.

The Company is a large originator of residential mortgage loans, with substantially all of these loans sold to the secondary residential mortgage investment community. Consequently, the primary ***source and use of cash in operations*** is to originate loans for sale, which used $1.81 billion in cash during the twelve months ended September 30, 2010 and provided proceeds of $1.67 billion from loan sales.

The primary ***use of cash from investing activities*** is the origination of loans receivable that are held in portfolio. Loans originated for portfolio decreased $37.9 million for the year ended September 30, 2010 compared to an increase of $82.4 million for the year ended September 30, 2009. Other significant uses of cash from investing activities included $26.0 million for the purchase of debt securities available for sale, $11.1 million for the purchase of FHLB stock, and $1.7 million for the purchase or improvement of premises and equipment. ***Sources of cash from investing activities*** included proceeds from maturities of debt securities available for sale totaling $20.0 million, proceeds from FHLB stock redemptions of $13.0 million, principal repayments on mortgage-backed securities totaling $8.6 million and proceeds from sale of real estate acquired in settlement of loans of $11.3 million.

The Company's primary ***sources of cash from financing activities*** included a $120.0 million increase in FHLB advances and a $2.4 million increase in advance payments by borrowers for taxes and insurance. Primary ***uses of cash from financing activities*** included a $76.4 million decrease in deposits, dividends paid on common stock of $4.1 million and dividends paid on preferred stock of $1.6 million.

The Company is a legal entity, separate and distinct from the Bank, which must provide its own liquidity to meet its operating needs. On January 16, 2009, as part of the U.S. Department of Treasury's Capital Purchase Program, the Company issued 32,538 shares of Fixed Rate Cumulative Perpetual Preferred Stock and a warrant to purchase up to 778,421 shares of the Company's common stock in exchange for $32.5 million in cash from the U.S. Department of Treasury. See *Note 15* of *Notes to the Consolidated Financial Statements.* The Company contributed $20.0 million of the proceeds to the Bank in the form of additional paid-in capital, repaid a $7.6 million note payable to a correspondent bank and retained the remainder of the proceeds to fund the Company's future cash needs. The Company's ongoing liquidity needs primarily include funding its operating expenses, paying cash dividends to its common and preferred shareholders and paying interest and principal on outstanding debt. During the years ended September 30, 2010 and 2009, the Company paid cash dividends to its common and preferred shareholders totaling $5.7 million and $4.9 million, respectively, repaid principal on outstanding debt totaling $0 and $7.6 million, respectively, and paid interest on outstanding debt totaling $515,000 and $873,000, respectively.

A large portion of the Company's liquidity is obtained from the Bank in the form of dividends. OTS regulations impose limitations upon payment of capital distributions from the Bank to the Company. Under the regulations as currently applied to the Bank, the approval of the OTS is required prior to any capital distribution. To the extent that any such capital distributions are not approved by the OTS in future periods, the Company could find it necessary to reduce or eliminate the payment of common dividends to its shareholders. In addition, the Company could find it necessary to temporarily suspend the payment of dividends on its preferred stock and interest on its subordinated debentures. At September 30, 2010 and 2009, the Company had cash and cash equivalents totaling $109,000 and $97,000, respectively, and a demand loan extended to the Bank totaling $1.9 million and $2.8 million, respectively, that could be used to fulfill its liquidity needs.

Derivatives, Contractual Obligations and Off-Balance-Sheet Arrangements

The Company has various financial obligations, including obligations that may require future cash payments. The table below presents, as of September 30, 2010, significant fixed and determinable contractual obligations to third parties, excluding interest payable, by payment due date. Further discussion of each obligation is included in the notes to the consolidated financial statements.

		Payments Due by Period			
(In Thousands)	**TOTAL**	**LESS THAN 1 YEAR**	**1 TO LESS THAN 3 YEARS**	**3 TO 5 YEARS**	**MORE THAN 5 YEARS**
Time deposits	$ 400,857	$ 276,165	$ 122,930	$ 1,762	$ –
Advances from FHLB	181,000	152,000	–	25,000	4,000
Subordinated debentures	19,589	–	–	–	19,589
Operating lease obligations	4,464	588	1,189	1,176	1,511
Total	**$ 605,910**	**$ 428,753**	**$ 124,119**	**$27,938**	**$ 25,100**

In the normal course of operations, the Company engages in a variety of financial transactions that, in accordance with U.S. generally accepted accounting principles, are not recorded in its financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used for general corporate purposes or to manage customers' requests for funding. Corporate purpose transactions are used to help manage credit, interest rate, and liquidity risk or to optimize capital. Customer transactions are used to manage customers' requests for funding.

Stock Performance

The following graph compares the cumulative total stockholder return on the Company's common stock with the cumulative total return on the Nasdaq Index (U.S. companies) and with the SNL Bank and Thrift Index. The total return assumes reinvestment of all dividends. The graph assumes $100 was invested at the close of business on September 30, 2005.

TOTAL RETURN PERFORMANCE


140
120
100
80
60
40
20
INDEX VALUE
09/30/05
09/30/06
09/30/07
09/30/08
09/30/09
09/30/10
Pulaski Financial Corp.
NASDAQ Composite
SNL Bank and Thrift Index

	PERIOD ENDING					
Index	**09/30/05**	**09/30/06**	**09/30/07**	**09/30/08**	**09/30/09**	**09/30/10**
Pulaski Financial Corp.	100.00	95.19	75.94	53.37	48.97	47.81
NASDAQ Composite	100.00	105.84	127.56	99.60	102.13	115.14
SNL Bank and Thrift Index	100.00	119.71	116.01	82.64	58.42	53.31

Capital Resources

The Company is not subject to any separate capital requirements from those of the Bank. The Bank is required to maintain specific minimum amounts of capital pursuant to Office of Thrift Supervision regulations. These minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted assets. The risk-based capital requirement provides for the maintenance of core capital plus a portion of unallocated loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Bank multiplies the value of each asset on its balance sheet by a risk-weighting factor that is defined by federal regulations (e.g., one- to four-family conventional residential loans carry a risk-weighted factor of 50%). See *Note 16* of *Notes to the Consolidated Financial Statements* for a summary of the Bank's regulatory capital amounts and ratios at September 30, 2010 and 2009.

Effect of Inflation and Changing Prices

The consolidated financial statements and related financial data presented herein have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Impact of Recently Issued Accounting Standards

In May 2009, the FASB issued Statement of Financial Accounting Standards ("SFAS") SFAS No. 165, *Subsequent Events*, which was subsequently incorporated into Accounting Standards Codification ("ASC") ASC Topic 855, *Subsequent Events*. ASC Topic 855 incorporates accounting and disclosure requirements related to subsequent events into U.S. generally accepted accounting principles ("GAAP") making management directly responsible for subsequent-events accounting and disclosure. The requirements for subsequent-events accounting and disclosure are not significantly different from those in auditing standards. ASC Topic 855 is effective for interim and annual periods ending after June 15, 2009. The adoption of the provisions of ASC Topic 855 did not have a material impact on the Company's financial condition or results of operations.

In February 2010, the FASB issued Accounting Standards Update ("ASU") 2010-09, *Amendments to Certain Recognition and Disclosure Requirements*, as an amendment to ASC Topic 855. As a result of ASU 2010-09, SEC registrants will not disclose the date through which management evaluated subsequent events in financial statements. ASU 2010-09 is effective immediately for all financial statements that have not yet been issued or have not yet become available to be issued, or March 31, 2010 for the Company. The adoption of ASU 2010-09 is for disclosure purposes only and did not have any effect on the Company's financial position or results of operations.

In June 2009, the FASB issued SFAS No. 166, *Accounting for Transfers of Financial Assets, an Amendment of SFAS No. 140 – Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, which was subsequently incorporated into ASC Topic 860, *Transfers and Servicing*. SFAS No. 166 amends ASC Topic 860 and requires more information about transfers of financial assets, including securitization transactions and where companies have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a "qualifying special-purpose entity," changes the requirements for derecognizing financial assets and requires additional disclosures. SFAS No. 166 is effective for the annual period beginning after November 15, 2009 and for interim periods within the first annual reporting period, and must be applied to transfers occurring on or after the effective date. The adoption of the provisions of this Topic is not expected to have a material impact on the Company's financial condition or results of operations.

In June 2009, the FASB issued SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)*. SFAS No. 167 amends FIN 46(R), *Consolidation of Variable Interest Entities*, which was subsequently incorporated into ASC Topic 810, *Consolidation*, to change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated, and requires additional disclosures about involvement with variable interest entities, any significant changes in risk exposure due to that involvement and how that involvement affects the company's financial statements. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. The provisions of this Topic are effective for the annual period beginning after November 15, 2009 and for interim periods within the first annual reporting period. Management is currently evaluating the requirements of this Topic, which are not expected to have a material impact on the Company's financial condition or results of operations.

In June 2009, the FASB issued SFAS No. 168, *The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles, a Replacement of SFAS No. 162 – The Hierarchy of Generally Accepted Accounting Principles*, which was subsequently incorporated into ASC Topic 105, *Generally Accepted Accounting Principles*. The ASC establishes the source of authoritative GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the United States Securities and Exchange Commission ("SEC"), under authority of federal securities laws, are also sources of authoritative GAAP for SEC registrants. The ASC supersedes all then-existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the ASC will become non-authoritative. ASC Topic 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The implementation of the ASC did not have a material impact on the Company's financial condition or results of operations.

In January 2010, the FASB issued ASU No. 2010-06, which amends ASC Topic 820, *Fair Value Measurements and Disclosures*. This update will provide more robust disclosures about (a) the different classes of assets and liabilities measured at fair value, (b) the valuation techniques and inputs used, (c) the activity in Level 3 fair value measurements, and (d) the transfers between Levels 1, 2, and 3. This is effective for financial statements issued for interim and annual periods ending after December 15, 2009. The disclosures required by this update are reported in the notes to the Company's consolidated financial statements.

In July 2010, the FASB issued ASU No. 2010-20, *Receivables (ASC Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*. This ASU requires expanded credit risk disclosures intended to provide investors with greater transparency regarding the allowance for credit losses and the credit quality of financing receivables. Under this ASU, companies will be required to provide more information about the credit quality of their financing receivables in the disclosures to financial statements, such as aging information, credit quality indicators, changes in the allowance for credit losses, and the nature and extent of troubled debt restructurings and their effect on the allowance for credit losses. Both new and existing disclosures must be disaggregated by portfolio segment or class based on the level of disaggregation that management uses when assessing its allowance for credit losses and managing its credit exposure. The disclosures as of the end of a reporting period will be effective for interim and annual periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period will be effective for interim and annual reporting periods beginning on or after December 15, 2010. Management is currently evaluating the disclosure requirements under this ASU and the impact on the Company's consolidated financial statements and the disclosures presented in the consolidated financial statements.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and of the preparation of our consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2010, using the criteria established in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management has concluded that, as of September 30, 2010, the Company's internal control over financial reporting was effective based on those criteria.

Our independent registered public accountants, KPMG LLP, have audited and issued a report on our internal control over financial reporting, which appears in this Annual Report.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Pulaski Financial Corp.:

We have audited the accompanying consolidated balance sheets of Pulaski Financial Corp. and subsidiaries (the Company) as of September 30, 2010 and 2009, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2010. We also have audited the Company's internal control over financial reporting as of September 30, 2010, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pulaski Financial Corp. and subsidiaries as of September 30, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2010, based on criteria established in Internal Control – *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP

KPMG LLP
St. Louis, Missouri
December 17, 2010

Pulaski Financial Corp. and Subsidiaries
CONSOLIDATED BALANCE SHEETS September 30, 2010 and 2009

	2010	2009
ASSETS		
Cash and amounts due from depository institutions	$ 11,641,550	$ 14,317,839
Federal funds sold and overnight interest-bearing deposits	3,961,254	23,132,825
Total cash and cash equivalents	**15,602,804**	**37,450,664**
Debt securities available for sale, at fair value	8,001,092	1,997,396
Mortgage-backed securities held to maturity, at amortized cost (fair value of $10,788,459 and $12,374,966 at September 30, 2010 and 2009, respectively)	10,296,891	12,077,794
Mortgage-backed securities available for sale, at fair value	8,845,526	16,087,148
Capital stock of Federal Home Loan Bank, at cost	9,773,600	11,649,800
Mortgage loans held for sale, at lower of cost or market	253,578,202	109,129,721
Loans receivable (net of allowance for loan losses of $26,975,717 and $20,579,170 at September 30, 2010 and 2009, respectively)	1,046,273,232	1,132,094,844
Real estate acquired in settlement of loans (net of allowance for losses of $1,651,100 and $274,076 at September 30, 2010 and 2009, respectively)	14,900,312	8,454,610
Premises and equipment, net	18,764,098	18,962,001
Goodwill	3,938,524	3,938,524
Core deposit intangible	148,003	243,100
Accrued interest receivable	4,432,361	4,906,919
Bank-owned life insurance	29,770,828	28,678,679
Deferred tax assets	13,157,300	9,296,234
Prepaid expenses, accounts receivable and other assets	15,333,827	11,458,438
TOTAL ASSETS	**$ 1,452,816,600**	**$ 1,406,425,872**
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Deposits	$ 1,115,203,120	$ 1,191,629,239
Advances from the Federal Home Loan Bank	181,000,000	61,000,000
Subordinated debentures	19,589,000	19,589,000
Advance payments by borrowers for taxes and insurance	7,098,432	4,655,867
Accrued interest payable	945,374	1,034,896
Other liabilities	12,627,393	11,555,500
Total liabilities	**1,336,463,319**	**1,289,464,502**
STOCKHOLDERS' EQUITY :		
Preferred stock – $0.01 par value per share, 1,000,000 shares authorized; 32,538 shares issued at September 30, 2010, $1,000 per share liquidation value, net of discount	31,088,060	30,655,060
Common stock – $0.01 par value per share, 18,000,000 shares authorized; 13,068,618 shares issued at September 30, 2010 and 2009, respectively	130,687	130,687
Treasury stock – at cost (2,753,799 and 2,963,817 shares at September 30, 2010 and 2009, respectively)	(18,064,582)	(18,544,173)
Additional paid-in capital from common stock	56,702,495	55,247,464
Accumulated other comprehensive income, net	37,834	192,773
Retained earnings	46,458,787	49,279,559
Total stockholders' equity	**116,353,281**	**116,961,370**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 1,452,816,600**	**$ 1,406,425,872**

See accompanying notes to the consolidated financial statements.

Pulaski Financial Corp. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME Years Ended September 30, 2010, 2009 and 2008

	2010	2009	2008
INTEREST AND DIVIDEND INCOME:			
Loans receivable	$ 57,689,759	$ 60,481,030	$ 67,608,236
Loans held for sale	6,259,177	5,768,338	3,561,984
Securities and other	1,155,254	1,573,931	2,095,327
Total interest and dividend income	**65,104,190**	**67,823,299**	**73,265,547**
INTEREST EXPENSE:			
Deposits	16,134,364	21,515,584	27,441,443
Advances from Federal Home Loan Bank	1,742,237	3,507,381	7,955,576
Borrowings from the Federal Reserve Bank	484	319,548	776,048
Subordinated debentures	515,308	759,492	1,238,106
Note payable	–	113,354	241,786
Total interest expense	**18,392,393**	**26,215,359**	**37,652,959**
Net interest income	**46,711,797**	**41,607,940**	**35,612,588**
Provision for loan losses	26,064,000	23,030,685	7,734,641
Net interest income after provision for loan losses	**20,647,797**	**18,577,255**	**27,877,947**
NON-INTEREST INCOME:			
Mortgage revenues	7,840,478	12,684,367	5,832,583
Retail banking fees	3,777,468	3,893,265	3,963,420
Investment brokerage revenues	1,797,876	1,336,857	1,024,291
Gain (loss) on sales of securities	–	302,714	(7,774,284)
Bank-owned life insurance income	1,092,149	1,086,693	1,032,477
Other	332,507	262,734	932,106
Total non-interest income	**14,840,478**	**19,566,630**	**5,010,593**
NON-INTEREST EXPENSE:			
Salaries and employee benefits	13,965,409	14,270,156	14,056,359
Occupancy, equipment and data processing expense	8,288,918	8,082,272	7,658,314
Advertising	566,111	1,051,338	1,256,538
Professional services	1,747,584	1,517,781	1,496,040
FDIC deposit insurance premium expense	1,980,105	1,555,200	748,994
FDIC special deposit insurance assessment	–	700,000	–
Gain on derivative instruments	–	–	(395,885)
Recovery of data processing termination expense	–	–	(180,000)
Real estate foreclosure losses and expense, net	2,810,765	1,317,809	1,930,841
Postage, document delivery and office supplies expense	978,703	982,254	1,043,190
Other	1,598,516	1,960,368	1,700,960
Total non-interest expense	**31,936,111**	**31,437,178**	**29,315,351**
Income before income taxes	**3,552,164**	**6,706,707**	**3,573,189**
Income tax expense	**259,377**	**1,629,745**	**684,445**
NET INCOME	**$ 3,292,787**	**$ 5,076,962**	**$ 2,888,744**
OTHER COMPREHENSIVE INCOME:			
Unrealized (loss) gain on investment and mortgage-backed securities available for sale (net of income taxes in 2010, 2009 and 2008 of $94,962, ($177,844) and $22,409 respectively)	(154,939)	290,167	(31,111)
COMPREHENSIVE INCOME	**$ 3,137,848**	**$ 5,367,129**	**$ 2,857,633**
INCOME AVAILABLE TO COMMON SHARES	**$ 1,232,887**	**$ 3,811,669**	**$ 2,888,744**
Per-share amounts:			
Basic earnings per common share	$ 0.12	$ 0.37	$ 0.29
Weighted average common shares outstanding - basic	10,380,822	10,178,681	9,914,220
Diluted earnings per common share	$ 0.12	$ 0.37	$ 0.28
Weighted average common shares outstanding - diluted	10,626,919	10,402,165	10,239,301

See accompanying notes to the consolidated financial statements.

Pulaski Financial Corp. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY Years Ended September 30, 2009 and 2008

	PREFERRED STOCK, NET OF DISCOUNT	COMMON STOCK	TREASURY STOCK	ADDITIONAL PAID-IN CAPITAL FROM COMMON STOCK	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET	RETAINED EARNINGS	TOTAL
BALANCE, SEPTEMBER 30, 2007	$ –	$ 130,687	$ (20,070,647)	$ 50,560,264	$ (66,283)	$ 50,250,470	$ 80,804,491
Comprehensive income:							
Net income	–	–	–	–	–	2,888,744	2,888,744
Change in unrealized gain (loss) on investment securities, net of tax	–	–	–	–	(4,910,677)	–	(4,910,677)
Realized gain on sales of investment securities included in net income, net of tax	–	–	–	–	4,879,566	–	4,879,566
Comprehensive income	**–**	**–**	**–**	**–**	**(31,111)**	**2,888,744**	**2,857,633**
Common stock dividends ($0.37 per share)	–	–	–	–	–	(3,748,701)	(3,748,701)
Stock options exercised	–	–	1,002,056	151,567	–	–	1,153,623
Stock option and award expense	–	–	–	464,754	–	–	464,754
Common stock issued under dividend reinvestment plan (72,695 shares)	–	–	296,667	398,722	–	–	695,389
Stock repurchased (51,898 shares)	–	–	(593,253)	–	–	–	(593,253)
Purchase of equity trust shares (11,605 shares)	–	–	(120,000)	–	–	–	(120,000)
Distribution of equity trust shares (26,413 shares)	–	–	378,316	(378,316)	–	–	–
Forfeiture of equity trust shares (63,610 shares)	–	–	–	(366,835)	–	–	(366,835)
Amortization of equity trust expense	–	–	–	951,647	–	–	951,647
Treasury stock issued (13,811 shares)	–	–	56,363	135,472	–	–	191,835
Excess tax benefit from stock-based compensation	–	–	–	69,923	–	–	69,923
BALANCE, SEPTEMBER 30, 2008	–	130,687	(19,050,498)	51,987,198	(97,394)	49,390,513	82,360,506
Comprehensive income:							
Net income	–	–	–	–	–	5,076,962	5,076,962
Change in unrealized gain (loss) on investment securities, net of tax	–	–	–	–	477,849	–	477,849
Realized gain on sales of investment securities included in net income, net of tax	–	–	–	–	(187,682)	–	(187,682)
Comprehensive income	**–**	**–**	**–**	**–**	**290,167**	**5,076,962**	**5,367,129**
Preferred stock and common stock warrant issued	30,334,273	–	–	2,167,495	–	–	32,501,768
Common stock dividends ($0.38 per share)	–	–	–	–	–	(3,922,623)	(3,922,623)
Preferred stock dividend	–	–	–	–	–	(944,506)	(944,506)
Accretion of discount on preferred stock	320,787	–	–	–	–	(320,787)	–
Stock options exercised	–	–	97,238	8,711	–	–	105,949
Stock option and award expense	–	–	–	491,124	–	–	491,124
Common stock issued under dividend reinvestment plan (132,138 shares)	–	–	539,255	246,414	–	–	785,669
Restricted common stock issued (24,327 shares)	–	–	99,278	(99,278)	–	–	–
Common stock surrendered to satisfy tax withholding obligations of stock-based compensation (6,873 shares)	–	–	(54,972)	–	–	–	(54,972)
Purchase of equity trust shares (77,084 shares)	–	–	(441,753)	–	–	–	(441,753)
Distribution of equity trust shares (19,918 shares)	–	–	267,279	(267,279)	–	–	–
Amortization of equity trust expense	–	–	–	740,879	–	–	740,879
Tax benefit from release of equity shares	–	–	–	(41,315)	–	–	(41,315)
Excess tax benefit from stock-based compensation	–	–	–	13,515	–	–	13,515
BALANCE, SEPTEMBER 30, 2009	**$ 30,655,060**	**$ 130,687**	**$ (18,544,173)**	**$ 55,247,464**	**$ 192,773**	**$ 49,279,559**	**$ 116,961,370**

See accompanying notes to the consolidated financial statements.

Pulaski Financial Corp. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY Years Ended September 30, 2010

	PREFERRED STOCK, NET OF DISCOUNT	COMMON STOCK	TREASURY STOCK	ADDITIONAL PAID-IN CAPITAL FROM COMMON STOCK	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET	RETAINED EARNINGS	TOTAL
BALANCE, SEPTEMBER 30, 2009	$ 30,655,060	$ 130,687	$ (18,544,173)	$ 55,247,464	$ 192,773	$ 49,279,559	$ 116,961,370
Comprehensive Income:							
Net income	–	–	–	–	–	3,292,787	3,292,787
Change in unrealized gain (loss) on investment securities,net of tax	–	–	–	–	(154,939)	–	(154,939)
Comprehensive income	**–**	**–**	**–**	**–**	**(154,939)**	**3,292,787**	**3,137,848**
Preferred stock and common stock warrant issued	–	–	–	–	–	–	–
Common stock dividends ($0.38 per share)	–	–	–	–	–	(4,053,659)	(4,053,659)
Preferred stock dividends	–	–	–	–	–	(1,626,900)	(1,626,900)
Accretion of discount on preferred stock	433,000	–	–	–	–	(433,000)	–
Stock options exercised	–	–	297,504	(100,675)	–	–	196,829
Stock option and award expense	–	–	–	555,086	–	–	555,086
Common stock issued under dividend reinvestment plan (110,184 shares)	–	–	429,901	277,132	–	–	707,033
Common stock issued under equity trust plan (228,761 shares)	–	–	(548,699)	548,699	–	–	–
Restricted common stock issued (48,400 shares)	–	–	197,520	(197,520)	–	–	–
Common stock surrendered to satisfy tax withholding obligations of stock-based compensation (11,655 shares)	–	–	(78,374)	–	–	–	(78,374)
Purchase of equity trust shares (43,553 shares)	–	–	(219,785)	38,233	–	–	(181,552)
Distribution of equity trust shares (33,742 shares)	–	–	401,524	(401,524)	–	–	–
Amortization of equity trust expense	–	–	–	800,434	–	–	800,434
Tax benefit from release of equity shares	–	–	–	(66,224)	–	–	(66,224)
Excess tax benefit from stock-based compensation	–	–	–	1,390	–	–	1,390
BALANCE, SEPTEMBER 30, 2010	**$ 31,088,060**	**$ 130,687**	**$ (18,064,582)**	**$ 56,702,495**	**$ 37,834**	**$ 46,458,787**	**$ 116,353,281**

See accompanying notes to the consolidated financial statements.

Pulaski Financial Corp. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS Years Ended September 30, 2010, 2009 and 2008

	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 3,292,787	$ 5,076,962	$ 2,888,744
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation, amortization and accretion:			
Premises and equipment	1,855,879	1,885,341	1,746,134
Net deferred loan costs	2,253,359	2,678,732	2,703,126
Debt and equity securities premiums and discounts, net	148,461	156,364	(283,611)
Broker fees financed under interest-rate swap agreements	–	–	522,015
Equity trust expense, net	800,434	740,879	584,812
Stock option and award expense	555,086	491,124	464,754
Provision for loan losses	26,064,000	23,030,685	7,734,641
Provision for losses on real estate acquired in settlement of loans	2,181,900	758,602	755,773
Losses on sale of real estate acquired in settlement of loans	(300,683)	98,129	800,578
Originations of mortgage loans held for sale	(1,809,489,481)	(2,041,899,278)	(1,324,428,979)
Proceeds from sales of mortgage loans held for sale	1,672,542,651	2,016,612,091	1,316,528,832
Gain on sale of loans held for sale	(7,501,651)	(11,876,091)	(5,530,016)
Loss on sale of equity securities available for sale	–	97,141	8,031,796
Gain on sale of debt securities available for sale	–	(399,855)	(257,512)
Gain on sale of investment in joint venture	–	–	(30,755)
Gain on derivative instruments	–	–	(395,885)
Increase in cash value of bank-owned life insurance	(1,092,149)	(1,086,693)	(1,032,477)
Increase in deferred tax asset	(3,861,066)	(1,233,593)	(3,011,846)
Excess tax benefit from stock-based compensation	(1,390)	(13,515)	(69,923)
Tax expense (benefit) for release of equity trust shares	66,224	41,315	–
(Increase) decrease in accrued expenses	(736,607)	773,738	710,861
Increase (decrease) in current income taxes payable	15,771	1,553,768	(2,402,440)
Changes in other assets and liabilities	(1,559,899)	(3,037,668)	(1,357,047)
Net adjustments	**(118,059,161)**	**(10,628,784)**	**1,782,831**
Net cash (used in) provided by operating activities	**(114,766,374)**	**(5,551,822)**	**4,671,575**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from:			
Maturities of time deposits in other banks	–	99,000	–
Maturities of debt securities held to maturity	–	–	45,100,000
Maturities of debt securities available for sale	20,000,000	6,000,000	7,000,000
Sales of debt securities available for sale	–	56,049,239	53,634,131
Sales of equity securities available for sale	–	280,419	3,826,876
Principal payments on mortgage-backed securities	8,624,939	5,123,662	1,612,303
Redemption of Federal Home Loan Bank stock	12,990,100	4,571,500	12,751,600
Sales of real estate acquired in settlement of loans receivable	11,295,944	7,535,450	6,593,149
Sales of equipment	34,811	88,360	12,973
Sale of investment joint venture	–	–	49,375
Purchases of:			
Debt securities held to maturity	–	–	(38,861,190)
Debt securities available for sale	(26,004,472)	(63,706,985)	(53,280,870)
Mortgage-backed securities available for sale	–	(7,003,443)	(8,105,406)
Equity securities available for sale	–	–	(9,092,573)
Federal Home Loan Bank stock	(11,113,900)	(5,325,200)	(15,342,200)
Bank-owned life insurance	–	–	(1,500,000)
Premises and equipment	(1,692,787)	(1,082,276)	(1,223,088)
Net decrease (increase) in loans receivable	37,881,390	(82,395,730)	(174,296,330)
Cash paid for equity in joint venture	(12,500)	–	(233,691)
Net cash provided by (used in) investing activities	**$ 52,003,525**	**$ (79,766,004)**	**$ (171,354,941)**

Pulaski Financial Corp. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED Years Ended September 30, 2010, 2009 and 2008

	2010	2009	2008
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net (decrease) increase in deposits	$ (76,426,119)	$ 276,317,874	$ 79,876,358
Proceeds from (repayment of) Federal Home Loan Bank advances, net	120,000,000	(149,600,000)	52,200,000
Proceeds from (repayment of) Federal Reserve Bank borrowings, net	–	(40,000,000)	40,000,000
Proceeds from notes payable	–	–	5,000,000
Payment on notes payable	–	(7,640,000)	(340,000)
Net decrease in due to other banks	–	(14,377,831)	(3,106,910)
Net increase in advance payments by borrowers for taxes and insurance	2,442,565	988,853	709,221
Treasury stock issued for purchase of equity in joint venture	–	–	191,835
Proceeds from cash received in dividend reinvestment plan	707,033	785,669	695,389
Proceeds from issuance of preferred stock and common stock warrants	–	32,501,768	–
Proceeds from stock options exercised	196,829	105,949	1,153,623
Purchase of equity trust shares	(181,552)	(441,753)	(120,000)
Excess tax benefit from stock-based compensation	1,390	13,515	69,923
Tax expense for release of equity trust shares	(66,224)	(41,315)	–
Dividends paid on common stock	(4,053,659)	(3,922,623)	(3,748,701)
Dividends paid on preferred stock	(1,626,900)	(944,506)	–
Common stock surrendered to satisfy tax withholding obligations of stock-based compensation	(78,374)	(54,972)	(204,503)
Common stock repurchased	–	–	(388,750)
Net cash provided by financing activities	**40,914,989**	**93,690,628**	**171,987,485**
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(21,847,860)	8,372,802	5,304,119
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	37,450,664	29,077,862	23,773,743
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 15,602,804**	**$ 37,450,664**	**$ 29,077,862**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest on deposits	$ 16,227,448	$ 21,955,907	$ 28,445,903
Interest on advances from FHLB	1,738,241	3,531,530	7,990,888
Interest on other borrowings	484	351,603	743,993
Interest on subordinated debentures	535,993	780,141	1,256,135
Interest on note payable	–	114,323	240,813
Cash paid during the year for interest	**18,502,166**	**26,733,504**	**38,677,732**
Income taxes, net	3,517,009	1,449,507	5,766,568
NON-CASH INVESTING ACTIVITIES:			
Real estate acquired in settlement of loans receivable	19,622,863	13,327,985	8,581,958
Loans securitized into mortgage-backed securities	–	–	16,264,184

See accompanying notes to the consolidated financial statements.

1. Summary of Significant Accounting Policies

Pulaski Financial Corp. (the "Company") is the holding company for Pulaski Bank (the "Bank"). The Company's primary assets are its investment in the Bank and cash. The Company also maintains two special-purpose subsidiary trusts that issue preferred securities. Management of the Company and the Bank are substantially similar and the Company neither owns nor leases any property, but instead uses the premises, equipment and furniture of the Bank. Accordingly, the information in the consolidated financial statements relates primarily to the Bank.

The Company, through the Bank, operates in a single business segment, which is a community-oriented financial institution providing traditional financial services through the operation of twelve full-service bank locations in the St. Louis metropolitan area and six loan production offices in the St. Louis and Kansas City metropolitan areas at September 30, 2010. The Bank is engaged primarily in the business of attracting deposits from the general public and using these and other funds to originate a variety of residential, commercial and consumer loans within the Bank's lending market areas. The Bank is an approved lender/servicer for the Federal Housing Administration ("FHA") and the Veterans Administration ("VA"), as well as for the Missouri Housing Development Commission (a government agency established to provide home-buying opportunities for low-income first-time homebuyers).

The accounting and reporting policies and practices of the Company and its subsidiaries conform to U.S. generally accepted accounting principles and to prevailing practices within the banking industry. A summary of the Company's significant accounting policies follows.

PRINCIPLES OF CONSOLIDATION–The consolidated financial statements include the accounts of Pulaski Financial Corp. and its wholly-owned subsidiary, Pulaski Bank, and its wholly-owned subsidiary, Pulaski Service Corporation. All significant intercompany transactions have been eliminated in consolidation.

USE OF ESTIMATES–The preparation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The amount of the allowance for loan losses is a significant estimate reported within the consolidated financial statements.

CASH AND CASH EQUIVALENTS–For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from depository institutions, cash in transit, cash in the process of collection, federal funds sold, and overnight deposits at the Federal Home Loan Bank and Federal Reserve Bank. Generally, federal funds sold mature within one day.

SECURITIES AND MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE–Securities and mortgage-backed securities available for sale are recorded at their fair values, adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income over the life of the securities using the level-yield method. Unrealized gains or losses on securities and mortgage-backed securities available for sale are included in a separate component of stockholders' equity, net of deferred income taxes. Gains or losses on the disposition of securities and mortgage-backed securities available for sale are recognized using the specific-identification method. Estimated fair values of securities and mortgage-backed securities available for sale are based on quoted market prices when available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar instruments.

SECURITIES AND MORTGAGE-BACKED SECURITIES HELD TO MATURITY–Securities and mortgage-backed securities held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts, since the Company has both the ability and intent to hold the securities to maturity. Premium amortization and discount accretion are recognized as adjustments to interest income over the life of the securities using the level-yield method.

OTHER-THAN-TEMPORARY IMPAIRMENT OF DEBT SECURITIES–When determining whether a debt security is other-than-temporarily impaired, management assesses whether (a) it has the intent to sell the security and (b) it is more likely than not that it will be required to sell the security prior to its anticipated recovery. In instances when a determination is made that an other-than-temporary impairment exists but management does not intend to sell the debt security and it is not more likely than not that it will be required to sell the debt security prior to its anticipated repayment or maturity, the other-than-temporary impairment is separated into (a) the amount of the total other-than-temporary impairment related to a decrease in cash flows expected to be collected from the debt security (the credit loss) and (b) the amount of the total other-than-temporary impairment related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the total other-than-temporary impairment related to all other factors is recognized in other comprehensive income.

CAPITAL STOCK OF THE FEDERAL HOME LOAN BANK–Capital stock of the Federal Home Loan Bank of Des Moines is required for membership in the FHLB and is carried at cost. The Bank must maintain a specified level of investment in FHLB stock based upon the amount of its outstanding FHLB borrowings. The stock of the FHLB is viewed as a long-term asset and its value is based upon the ultimate recoverability of the par value. In determining the recoverability of this investment, the Company considered the structure of the entire FHLB system, which enables the regulator of the FHLBs to reallocate debt among the members, so each individual FHLB has a potential obligation to repay the consolidated obligations issued by other FHLB members. In addition, regulatory changes during 2008 established a new regulator for the FHLB system that continues to oversee changes to management, management practices and balance sheet management at the FHLB. Finally, the liquidity position of the FHLB was strengthened with the support of the U.S. Treasury, which established a lending facility designed to provide secured funding on an as-needed basis to government-sponsored enterprises, such as the FHLB. The Company continues to monitor this investment for recoverability, but as of September 30, 2010 believed that it would ultimately recover the par value of the FHLB stock.

MORTGAGE LOANS HELD FOR SALE–Mortgage loans held for sale consist of loans that management does not intend to hold until maturity and are reflected at the lower of cost or fair value. Such loans are generally committed to be sold to investors on a best-efforts basis with servicing released. Accordingly, fair values for such loans are based on commitment prices. Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceeds and the principal balance of the loans sold, adjusted for net deferred loan fees or costs. Loan origination and commitment fees, net of certain direct loan origination costs, are deferred as an adjustment to the carrying value of the loan until it is sold.

LOANS RECEIVABLE–Loans receivable are stated at the principal amounts outstanding adjusted for premiums, discounts, deferred loan costs, loans in process and the allowance for loan losses. Loan origination and commitment fees on originated loans, net of certain direct loan origination costs, are deferred and amortized to interest income using the level-yield method over the estimated lives of the related loans. Interest on loans is accrued based upon the principal amounts outstanding. The Company's policy is to discontinue the accrual of interest income on any loan when, in the opinion of management, there is reasonable doubt as to the ultimate collectibility of interest or principal. Management considers many factors before placing a loan on non-accrual, including the overall financial condition of the borrower, the progress of management's collection efforts and the value of the underlying collateral. Previously accrued but unpaid interest is charged to current income at the time a loan is placed on non-accrual status. Subsequent collections of cash may be applied as reductions to the principal balance, interest in arrears, or recorded as income depending on management's assessment of the ultimate collectibility of the loan. Non-accrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collectibility of interest or principal.

IMPAIRED LOANS–A loan is considered to be impaired when, based on current information and events, management determines that the Company will be unable to collect all amounts due according to the loan contract, including scheduled interest payments. When a loan is identified as impaired, the amount of impairment is measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, except when the sole remaining source of repayment for the loan is the operation or liquidation of the collateral. In these cases, observable market prices or the current fair value of the collateral, less selling costs when foreclosure is probable, are used instead of discounted cash flows. If the value of the impaired loan is determined to be less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), an impairment charge is recognized through a provision for loan losses.

TROUBLED DEBT RESTRUCTURINGS–A loan is classified as a troubled debt restructuring if the Company, for economic or legal reasons related to the borrower's financial difficulties, grants a concession to the borrower that it would not otherwise consider. This usually includes a modification of loan terms (such as a reduction of the rate to below-market terms, adding past-due interest to the loan balance or extending the maturity date) and possibly a partial forgiveness of debt. A loan classified as a troubled debt restructuring will generally retain such classification until the loan is paid in full. However, a restructured one-to-four family residential mortgage loan that yields a market rate and demonstrates the ability to pay under the terms of the restructured note through a sustained period of repayment performance, which is generally one year, is removed from the troubled debt restructuring classification. Interest income on restructured loans is accrued at the reduced rate and the loan is returned to performing status once the borrower demonstrates the ability to pay under the terms of the restructured note through a sustained period of repayment performance, which is generally six months.

ALLOWANCE FOR LOAN LOSSES–The Company maintains an allowance for loan losses to absorb probable losses in the Company's loan portfolio. Loan losses are charged against and recoveries are credited to the allowance. Provisions for loan losses are charged to income and credited to the allowance in an amount necessary to maintain an appropriate allowance given risks identified in the portfolio. The allowance is based upon management's quarterly estimates of probable losses inherent in the loan portfolio. Management's estimates are determined through a method of quantifying certain risks in the portfolio that are affected primarily by changes in the composition and volume of the portfolio combined with an analysis of past-due and classified loans, and can also be affected by the following factors: changes in national and local economic conditions and developments, assessment of collateral values based on independent appraisals, changes in lending policies and procedures, including underwriting standards and collections, charge-off and recovery practices, and changes in the experience, ability, and depth of lending management staff.

The following assessments are performed quarterly in accordance with the Company's allowance for loan losses methodology:

Loans considered for individual impairment analysis include loans that are past due, loans that have been placed on nonaccrual status, troubled debt restructurings, loans with internally assigned credit risk ratings that indicate an elevated level of risk, or loans that management has knowledge of or concerns about the borrower's ability to pay under the contractual terms of the note. Residential loans to be evaluated for impairment are generally identified through a review of loan delinquency reports, internally-developed risk classification reports, and discussions with the Bank's loan collectors. Commercial loans evaluated for impairment are generally identified through a review of loan delinquency reports, internally-developed risk classification reports, discussions with loan officers, discussions with borrowers, periodic individual loan reviews and local media reports indicating problems with a particular project or borrower. Commercial loans are individually reviewed and assigned a credit risk rating periodically by the internal loan committee.

All loans that are not evaluated individually for impairment and any individually evaluated loans determined not to be impaired are segmented into groups based on similar risk characteristics or internally assigned credit risk ratings. Our methodology includes factors that allow us to adjust our estimates of losses based on the most recent information available. Historical loss rates for each risk group are used as the starting point to determine allowance provisions. These rates are then adjusted to reflect actual changes and anticipated changes in national and local economic conditions and developments, assessment of collateral values based on independent appraisals, changes in lending policies and procedures, including underwriting standards and collections, charge-off and recovery practices, and changes in the experience, ability, and depth of lending management staff.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require the Company to modify its allowance for loan losses based on their judgment about information available to them at the time of their examination.

REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS–Real estate acquired as a result of foreclosure or by deed-in-lieu of foreclosure is initially recorded at the lower of its cost, which is the unpaid principal balance of the related loan plus foreclosure costs, or fair value less estimated selling costs. Fair value is generally determined through a new appraisal or market analysis. Any write-down to fair value at the time the property is acquired is recorded as a charge-off to the allowance for loan losses. Any decline in the fair value of the property subsequent to acquisition is recorded as a charge to non-interest expense.

DERIVATIVE FINANCIAL INSTRUMENTS–The Company originates and purchases derivative financial instruments, including interest rate swaps, interest rate lock commitments and forward contracts to sell mortgage-backed securities. These instruments have certain interest rate risk characteristics that change in value based upon changes in the capital markets.

Interest Rate Swaps: The Company periodically uses derivative financial instruments (primarily interest rate swaps) to assist in its interest rate risk management. All derivatives are measured and reported at fair value on the Company's consolidated balance sheets as either an asset or a liability. For derivatives that are designated and qualify as a fair value hedge, the gain or loss on the derivative, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, are reported as other assets or other liabilities, as appropriate, in the consolidated balance sheet. For all hedging relationships, derivative gains and losses that are not effective in hedging the changes in fair value of the hedged item are recognized immediately in current earnings during the period of the change. Similarly, the changes in the fair value of derivatives that do not qualify for hedge accounting are also reported in non-interest income when they occur.

The net cash settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense, based on the item being hedged. The net cash settlements on derivatives that do not qualify for hedge accounting are reported in non-interest income.

At the inception of the hedge and quarterly thereafter, a formal assessment is performed to determine whether changes in the fair values of the derivatives have been highly effective in offsetting the changes in the fair values of the hedged item and whether they are expected to be highly effective in the future. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking the hedge. This process includes identification of the hedging instrument, hedged item, risk being hedged and the method for assessing effectiveness and measuring ineffectiveness. In addition, on a quarterly basis, the Company assesses whether the derivative used in the hedging transaction is highly effective in offsetting changes in fair value of the hedged item, and measures and records any ineffectiveness as a credit or charge to earnings. The Company discontinues hedge accounting prospectively when it is determined that the derivative is or will no longer be effective in offsetting changes in the fair value of the hedged item, the derivative expires, is sold or terminated, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

The estimates of fair values of the Company's derivatives and related liabilities are calculated by an independent third party using proprietary valuation models. The fair values produced by these valuation models are, in part, theoretical and reflect assumptions, which must be made in using the valuation models. Small changes in assumptions could result in significant changes in valuation. The risks inherent in the determination of the fair value of a derivative may result in income statement volatility.

The Company uses derivatives to modify the repricing characteristics of certain assets and liabilities so that changes in interest rates do not have a significant adverse effect on net interest income and cash flows and to better match the repricing profile of its interest-bearing assets and liabilities. As a result of interest rate fluctuations, certain interest-sensitive assets and liabilities will gain or lose market value. In an effective fair value hedging strategy, the effect of this change in value will generally be offset by a corresponding change in value of the derivatives linked to the hedged assets and liabilities.

Interest Rate Lock Commitments: Commitments to originate loans (interest rate lock commitments), which primarily consist of commitments to originate fixed-rate residential mortgage loans, are recorded at fair value. Changes in the fair value of interest rate lock commitments are recognized in non-interest income on a quarterly basis.

Forward Commitments to Sell Mortgage-Backed Securities: Forward commitments to sell mortgage-backed securities are recorded at fair value. Changes in the fair value of forward contracts to sell mortgage-backed securities are recognized in non-interest income on a quarterly basis.

PREMISES AND EQUIPMENT–Premises and equipment are stated at cost, less accumulated depreciation. Depreciation charged to operations is primarily computed utilizing the straight-line method over the estimated useful lives of the related assets. Estimated lives range from three to forty years for buildings and improvements and three to ten years for furniture and equipment. Maintenance and repairs are charged to expense when incurred. Major renewals and improvements are capitalized. Gains and losses on dispositions are credited or charged to earnings as incurred.

GOODWILL–Goodwill represents the amount of acquisition cost over the fair value of net assets acquired in the purchase of another financial institution. The Company reviews goodwill for impairment at least annually or more frequently if events or changes in circumstances indicate the carrying value of the asset might be impaired. Impairment is determined by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Any such adjustments are reflected in the results of operations in the periods in which they become known. After a goodwill impairment loss is recognized, the adjusted carrying amount of goodwill becomes its new accounting basis. No such impairment losses were recognized during the three years ended September 30, 2010.

INTANGIBLE ASSETS–Intangible assets include core deposit premiums related to the purchase of other financial institutions or branch locations. Core deposit premiums are amortized using the level-yield method. The Company reviews intangible assets for impairment periodically to determine whether there have been any events or circumstances to indicate the recorded amount is not recoverable from projected undiscounted net operating cash flows. If the projected undiscounted net operating cash flows are less than the carrying amount, an impairment loss is recognized to reduce the carrying amount to fair value, and when appropriate, the amortization period is also reduced. Any such adjustments are reflected in the results of operations in the periods in which they become known. No such impairment losses were recognized during the three years ended September 30, 2010.

STOCK-BASED COMPENSATION–The Company maintains a number of stock-based incentive programs, which are discussed in more detail in Note 17. All stock-based compensation is recognized as an expense in the financial statements based on the fair value of the award.

INCOME TAXES–Current income tax expense approximates taxes to be paid or refunded for the current period. Deferred income tax expense is computed using the balance sheet method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and recognizes enacted changes in tax rates and laws in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. A tax position that meets the "more likely than not" recognition threshold is measured to determine the amount of benefit to recognize. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Interest and penalties are recognized as a component of income tax expense.

RECLASSIFICATIONS–Certain amounts included in the 2009 and 2008 consolidated financial statements have been reclassified to conform to the 2010 presentation.

2. Earnings Per Share

Basic earnings per share is computed using the weighted average number of common shares outstanding. The dilutive effect of potential securities is included in diluted earnings per share. The computations of basic and diluted earnings per share are presented in the following table.

	Years Ended September 30,		
	2010	2009	2008
Net income	$ 3,292,787	$ 5,076,962	$ 2,888,744
Less:			
Preferred dividends declared	(1,626,900)	(944,506)	–
Accretion of discount on preferred stock	(433,000)	(320,787)	–
Income available for common shares	**$ 1,232,887**	**$ 3,811,669**	**$ 2,888,744**
Weighted average common shares outstanding—basic	10,380,822	10,178,681	9,914,220
Effect of dilutive securities:			
Treasury stock held in equity trust-unvested shares	154,789	95,490	171,470
Equivalent shares-employee stock options and awards	33,818	56,122	153,611
Equivalent shares-common stock warrant	57,490	71,872	–
Weighted average common shares outstanding—diluted	**10,626,919**	**10,402,165**	**10,239,301**
Earnings per share:			
Basic	$ 0.12	$ 0.37	$ 0.29
Diluted	0.12	0.37	0.28

Under the treasury stock method, outstanding stock options are dilutive when the average market price of the Company's common stock, when combined with the effect of any unamortized compensation expense, exceeds the option price during a period. In addition, proceeds from the assumed exercise of dilutive options along with the related tax benefit are assumed to be used to repurchase common shares at the average market price of such stock during the period. Similarly, outstanding warrants are dilutive when the average market price of the Company's common stock exceeds the exercise price during a period. Proceeds from the assumed exercise of dilutive warrants are assumed to be used to repurchase common shares at the average market price of such stock during the period.

The following options to purchase common shares were excluded from the respective computations of diluted earnings per share during the years ended September 30, 2010, 2009 and 2008 because the exercise price of the options, when combined with the effect of the unamortized compensation expense, were greater than the average market price of the common shares and were considered anti-dilutive. The options expire in various periods from 2013 through 2020. In addition, the warrant to purchase common shares issued to the U.S. Treasury Department was excluded from the respective computations of diluted earnings per share during the fiscal years ended 2010 and 2009 because the exercise price of the warrant was greater than the average market price of the common shares and was considered anti-dilutive. The warrant expires in 2019.

	2010	2009	2008
Number of option shares excluded	691,080	697,866	432,563
Equivalent anti-dilutive shares	1,199,255	1,324,273	615,246
Number of warrant shares excluded	–	–	–
Equivalent anti-dilutive shares	–	–	–

3. Debt Securities

The amortized cost and estimated fair value of debt securities available for sale at September 30, 2010 and 2009 are summarized as follows:

	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
SEPTEMBER 30, 2010:				
Debt obligations of government-sponsored entities	$ 8,000,836	$ 706	$ (450)	$ 8,001,092
Weighted average yield at the end of the year	0.25%			
SEPTEMBER 30, 2009:				
Debt obligations of government-sponsored entities	$ 1,999,590	$ –	$ (2,194)	$ 1,997,396
Weighted average yield at the end of the year	0.16%			

The summary below displays the length of time securities available for sale were in a continuous unrealized loss position as of September 30, 2010 and 2009. The unrealized losses were not deemed to be other than temporary. The Company does not have the intent to dispose of these investments and it is not more likely than not that the Company will be required to sell these investments prior to recovery of the unrealized losses. Further, the Company believes the deterioration in value is attributable to changes in market interest rates and not the credit quality of the issuer.

Length of Time in Continuous Unrealized Loss Position at September 30, 2010

	LESS THAN 12 MONTHS		12 MONTHS OR MORE		TOTAL	
	FAIR VALUE	UNREALIZED LOSSES	FAIR VALUE	UNREALIZED LOSSES	FAIR VALUE	UNREALIZED LOSSES
Debt obligations of government-sponsored entities	$ 6,998,692	$ 450	$ –	$ –	$ 6,998,692	$ 450

Length of Time in Continuous Unrealized Loss Position at September 30, 2009

	LESS THAN 12 MONTHS		12 MONTHS OR MORE		TOTAL	
	FAIR VALUE	UNREALIZED LOSSES	FAIR VALUE	UNREALIZED LOSSES	FAIR VALUE	UNREALIZED LOSSES
Debt obligations of government-sponsored entities	$ 1,997,396	$ 2,194	$ –	$ –	$ 1,997,396	$ 2,194

Proceeds from sales of available-for-sale securities were $56.3 million and $57.5 million for the years ended September 30, 2009 and 2008, respectively. There were no such sales during the year ended September 30, 2010. Gross gains of $458,000 and $392,000 were realized on these sales during the years ended September 30, 2009 and 2008, respectively. Gross losses of $156,000 and $8.2 million were realized on these sales during the years ended September 30, 2009 and 2008, respectively.

The amortized cost and fair values of available-for-sale debt securities at September 30, 2010, by contractual maturity, are shown below.

	Available for Sale	
	AMORTIZED COST	FAIR VALUE
Term to Maturity:		
One year or less	$ 6,999,142	$ 6,998,692
One year through five years	1,001,694	1,002,400
	$ 8,000,836	**$ 8,001,092**

Debt securities with carrying values totaling approximately $7.0 million at September 30, 2010 were pledged to secure deposits of public entities, trust funds, and for other purposes as required by law.

4. Mortgage-Backed Securities

Mortgage-backed securities held to maturity and available for sale at September 30, 2010 and 2009 are summarized as follows:

	September 30, 2010			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
HELD TO MATURITY:				
Mortgage-backed securities:				
Freddie Mac	$ 24	$ –	$ –	$ 24
Ginnie Mae	160,044	13,944	–	173,988
Fannie Mae	10,128,927	477,620	–	10,606,547
Total	**10,288,995**	**491,564**	**–**	**10,780,559**
Collateralized mortgage obligations:				
Freddie Mac	7,896	4	–	7,900
Total	**7,896**	**4**	**–**	**7,900**
Total held to maturity	**$ 10,296,891**	**$ 491,568**	**$ –**	**$ 10,788,459**
Weighted average yield at end of year	4.02%			
AVAILABLE FOR SALE:				
Mortgage-backed securities:				
Ginnie Mae	$ 433,843	$ 37,163	$ –	$ 471,006
Fannie Mae	27,433	40	–	27,473
Total	**461,276**	**37,203**	**–**	**498,479**
Collateralized mortgage obligations:				
Freddie Mac	794,329	13,610	–	807,939
Ginnie Mae	3,479,613	–	(2,353)	3,477,260
Fannie Mae	4,049,540	12,308	–	4,061,848
Total	**8,323,482**	**25,918**	**(2,353)**	**8,347,047**
Total available for sale	**$ 8,784,758**	**$ 63,121**	**$ (2,353)**	**$ 8,845,526**
Weighted average yield at end of year	4.16%			

	September 30, 2009			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
HELD TO MATURITY:				
Mortgage-backed securities:				
Freddie Mac	$ 231	$ 6	$ –	$ 237
Ginnie Mae	219,247	24,025	–	243,272
Fannie Mae	11,839,470	276,050	(2,856)	12,112,664
Total	**12,058,948**	**300,081**	**(2,856)**	**12,356,173**
Collateralized mortgage obligations:				
Freddie Mac	18,846	–	(53)	18,793
Total	**18,846**	**–**	**(53)**	**18,793**
Total held to maturity	**$ 12,077,794**	**$ 300,081**	**$ (2,909)**	**$ 12,374,966**
Weighted average yield at end of year	4.39%			
AVAILABLE FOR SALE:				
Mortgage-backed securities:				
Ginnie Mae	$ 514,944	$ 28,716	$ –	$ 543,660
Fannie Mae	1,292,870	9,659	–	1,302,529
Total	**1,807,814**	**38,375**	**–**	**1,846,189**
Collateralized mortgage obligations:				
Freddie Mac	1,503,822	52,233	–	1,556,055
Ginnie Mae	7,303,502	158,052	–	7,461,554
Fannie Mae	5,158,890	64,460	–	5,223,350
Total	**13,966,214**	**274,745**	**–**	**14,240,959**
Total available for sale	**$ 15,774,028**	**$ 313,120**	**$ –**	**$ 16,087,148**
Weighted average yield at end of year	4.14%			

There were no proceeds from sales of available-for-sale mortgage-backed securities during the years ended September 30, 2010, 2009 or 2008.

As of September 30, 2010, the Company did not have any mortgage-backed securities held to maturity or available for sale that were in a continuous loss position. The following summary displays the length of time mortgage-backed securities held to maturity were in a continuous unrealized loss position as of September 30, 2009. The Company did not have the intent to dispose of these investments and it was not more likely than not that the Company would be required to sell these investments prior to recovery of the unrealized losses. Further, the Company believed the deterioration in value is attributable to changes in market interest rates and not the credit quality of the issuer.

Length of Time in Continuous Unrealized Loss Position at September 30, 2009

	LESS THAN 12 MONTHS		12 MONTHS OR MORE		TOTAL	
	AMORTIZED COST	UNREALIZED LOSSES	AMORTIZED COST	UNREALIZED LOSSES	AMORTIZED COST	UNREALIZED LOSSES
HELD TO MATURITY:						
Mortgage-backed securities	$ 1,580,173	$ 2,856	$ –	$ –	$ 1,580,173	$ 2,856
Collateralized mortgage obligations	18,846	53	–	–	18,846	53
Total held to maturity	**$ 1,599,019**	**$ 2,909**	**$ –**	**$ –**	**$ 1,599,019**	**$ 2,909**
Percent of total	100.0%	100.0%	–	–	100.0%	100.0%

The amortized cost and estimated market values of held-to-maturity and available-for-sale mortgage-backed securities at September 30, 2010, by contractual maturity, are shown below.

	Held to Maturity		Available for Sale	
	AMORTIZED COST	FAIR VALUE	AMORTIZED COST	FAIR VALUE
Term to Maturity:				
One year or less	$ –	$ –	$ 27,433	$ 27,473
Over one through five years	24	24	–	–
Over five through ten years	1,043,339	1,100,714	5,085,205	5,120,862
Over ten years	9,253,528	9,687,721	3,672,120	3,697,191
Total	**$ 10,296,891**	**$ 10,788,459**	**$ 8,784,758**	**$ 8,845,526**

Actual maturities of mortgage-backed securities may differ from scheduled maturities depending on the repayment characteristics and experience of the underlying financial instruments.

Mortgage-backed securities with carrying values totaling approximately $18.8 million at September 30, 2010 were pledged to secure deposits of public entities, trust funds, and for other purposes as required by law.

5. Loans Receivable

Loans receivable at September 30, 2010 and 2009 are summarized as follows:

	2010	2009
Real estate mortgage:		
Residential first mortgage	$ 243,648,954	$ 248,798,923
Residential second mortgage	60,281,107	72,083,535
Home equity lines of credit	201,922,359	227,141,590
Multi-family residential	43,735,853	44,462,990
Commercial real estate	256,224,250	231,270,107
Land acquisition and development	74,790,024	80,258,931
Real estate construction and development:		
Residential	8,126,735	19,664,258
Multi-family	3,876,594	6,864,072
Commercial	19,067,773	59,429,777
Commercial and industrial	155,293,887	154,972,793
Consumer and installment	3,512,266	4,170,862
	1,070,479,802	1,149,117,838
Add (less):		
Deferred loan costs	3,884,483	4,369,122
Loans in process	(1,115,336)	(812,946)
Allowance for loan losses	(26,975,717)	(20,579,170)
Total	**$ 1,046,273,232**	**$ 1,132,094,844**
Weighted average rate at end of year	5.34%	5.33%

The Bank has made loans to officers and directors in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing for comparable transactions with other customers and did not, in the opinion of management, involve more than normal credit risk.

Changes in loans to senior officers and directors for the years ended September 30, 2010 and 2009 are summarized as follows:

Balance, September 30, 2008	$ 10,721,308
Additions	2,814,032
Repayments and reclassifications	(3,875,743)
Balance, September 30, 2009	**9,659,597**
Additions	4,325,555
Repayments and reclassifications	(1,627,425)
Balance, September 30, 2010	**$ 12,357,727**

Home equity lines of credit to senior officers and directors totaled $896,000, of which $231,000 had been disbursed as of September 30, 2010. Two standby letters of credit in favor of a director in the amount of $2.6 million were outstanding as of September 30, 2010.

At September 30, 2010, 2009 and 2008, the Bank was servicing loans for others totaling approximately $18.6 million, $22.3 million and $29.1 million, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees received from investors and certain charges collected from borrowers.

6. Allowance for Loan Losses

The following table represents activity in the allowance for loan losses for the years ended September 30, 2010, 2009 and 2008:

	2010	2009	2008
Balance, beginning of year	$ 20,579,170	$ 12,761,532	$ 10,421,304
Provision charged to expense	26,064,000	23,030,685	7,734,641
Charge-offs:			
Residential real estate first mortgage	3,773,665	3,808,695	939,946
Residential real estate second mortgage	2,099,401	1,433,970	1,600,479
Home equity lines of credit	4,164,730	2,723,661	1,674,075
Commercial & multi-family real estate	4,323,493	68,626	374,000
Land acquisition & development	1,144,690	4,231,118	–
Real estate construction & development	2,254,473	2,424,848	454,688
Commercial & industrial	2,539,604	532,842	355,529
Consumer and other	174,425	160,533	232,670
Total charge-offs	**20,474,481**	**15,384,293**	**5,631,387**
Recoveries			
Residential real estate first mortgage	383,573	46,519	1,940
Residential real estate second mortgage	75,569	2,634	669
Home equity lines of credit	22,843	70,250	223,874
Commercial & multi-family real estate	87,928	32,283	–
Land acquisition & development	5,000	–	–
Commercial & industrial	223,432	2,500	–
Consumer and other	8,683	17,060	10,491
Total recoveries	**807,028**	**171,246**	**236,974**
Net charge-offs	**19,667,453**	**15,213,047**	**5,394,413**
Balance, end of year	**$ 26,975,717**	**$ 20,579,170**	**$ 12,761,532**

A summary of impaired loans at September 30, 2010, 2009 and 2008 is as follows:

	2010	2009	2008
Non-accrual loans	$ 59,562,135	$ 51,630,259	$ 10,351,668
Impaired loans continuing to accrue interest	–	7,321,114	6,301,376
Total impaired loans	**$ 59,562,135**	**$ 58,951,373**	**$ 16,653,044**
Specific loan loss allowance on impaired loans	$ 8,375,959	$ 6,822,942	$ 807,630
Balance of impaired loans with specific allowance	26,123,763	19,753,191	2,958,768
Balance of impaired loans with no specific allowance	33,438,372	39,198,182	13,694,276
Balance of troubled debt restructurings included in impaired loans	33,065,809	34,977,648	6,304,621
Specific loan loss allowance on troubled debt restructurings	1,514,504	2,915,296	173,139

The average balance of impaired loans during the years ended September 30, 2010, 2009 and 2008 was $62.3 million, $37.8 million and $11.7 million, respectively.

Interest income recognized on non-accrual loans was approximately $2.6 million, $2.3 million and $369,000 for the years ended September 30, 2010, 2009 and 2008, respectively. The gross amount of interest that would have been recognized under the original terms of non-accrual and renegotiated loans and interest actually recognized on such loans was $3.5 million, $3.4 million and $814,000 for 2010, 2009 and 2008, respectively. Impaired loans continuing to accrue interest are loans that are more than 90 days past due; however, the loans are well secured and remain in process of collection.

7. Real Estate Acquired in Settlement of Loans

Real estate acquired in settlement of loans at September 30, 2010 and 2009 is summarized as follows:

	2010	2009
Residential real estate	$ 3,857,898	$ 3,599,982
Commercial real estate	12,693,514	5,128,704
	16,551,412	8,728,686
Less allowance for losses	(1,651,100)	(274,076)
Total	**$ 14,900,312**	**$ 8,454,610**

Activity in the allowance for losses on real estate acquired in settlement of loans for the years ended September 30, 2010, 2009 and 2008 is summarized as follows:

	2010	2009	2008
Balance, beginning of year	$ 274,076	$ 417,773	$ 74,035
Provision charged to non-interest expense	2,181,900	758,602	755,773
Charge-offs	(804,876)	(902,299)	(412,035)
Balance, end of year	**$1,651,100**	**$ 274,076**	**$ 417,773**

8. Premises and Equipment

Premises and equipment at September 30, 2010 and 2009 are summarized as follows:

	2010	2009
Land	$ 5,609,693	$ 5,566,967
Office buildings and improvements	15,426,039	15,340,501
Furniture and equipment	11,547,579	10,231,108
	32,583,311	31,138,576
Less accumulated depreciation	(13,819,213)	(12,176,575)
Total	**$ 18,764,098**	**$ 18,962,001**

Depreciation expense on premises and equipment totaled $1.9 million, $1.9 million and $1.7 million for the years ended September 30, 2010, 2009 and 2008, respectively.

Certain facilities of the Company are leased under various operating leases. Amounts paid for rent expense for the fiscal years ended September 30, 2010, 2009 and 2008 were approximately $690,000, $689,000 and $514,000, respectively. At September 30, 2010, future minimum rental commitments under non-cancelable leases are as follows:

Due in years ending September 30,	
2011	$ 587,713
2012	600,229
2013	588,879
2014	600,672
2015	575,196
Thereafter	1,511,156
Total	**$ 4,463,845**

Rental income received from the Company's office building located at 415 DeBaliviere in St. Louis, Missouri, for the years ended September 30, 2010, 2009 and 2008 was $1,000, $19,000 and $83,000, respectively.

9. Deposits

Deposits at September 30, 2010 and 2009 are summarized as follows:

	2010		2009	
	AMOUNT	WEIGHTED AVERAGE INTEREST RATE	AMOUNT	WEIGHTED AVERAGE INTEREST RATE
Transaction accounts:				
Non-interest-bearing checking	$ 149,186,009	–%	$ 103,398,563	–%
Interest-bearing checking	345,012,929	0.90	263,019,571	1.25
Passbook savings accounts	30,296,199	0.18	28,874,588	0.24
Money market	189,851,005	0.52	253,995,786	0.76
Total transaction accounts	**714,346,142**	**0.58**	**649,288,508**	**0.81**
Certificates of deposit:				
0.00% to 0.99%	119,274,303	0.61	64,633,081	0.73
1.00% to 1.99%	95,540,118	1.56	183,958,422	1.60
2.00% to 2.99%	89,282,166	2.70	128,240,641	2.69
3.00% to 3.99%	80,637,382	3.35	135,165,983	3.49
4.00% to 4.99%	7,581,100	4.14	11,189,819	4.29
5.00% to 5.99%	8,541,909	5.23	18,667,094	5.32
10.00% to 10.99%	–	–	485,691	10.00
Total certificates of deposit	**400,856,978**	**2.02**	**542,340,731**	**2.42**
Total	**$ 1,115,203,120**	**1.09%**	**$1,191,629,239**	**1.54%**

The aggregate amounts of certificates of deposit with a minimum principal amount of $100,000 were $218.8 million and $317.7 million at September 30, 2010 and 2009, respectively. Certificates of deposit at September 30, 2010 and 2009 include time deposits obtained from national brokers totaling $8.4 million and $83.4 million, respectively, with weighted-average interest rates of 5.23% and 2.67%, respectively.

At September 30, 2010, the scheduled maturities of certificates of deposit were as follows:

Maturing within:	
Three months ending:	
December 31, 2010	$ 104,463,053
March 31, 2011	71,545,233
June 30, 2011	51,453,806
September 30, 2011	48,703,523
Year ending:	
September 30, 2012	105,100,446
September 30, 2013	17,829,186
September 30, 2014	1,048,640
September 30, 2015	713,091
Thereafter	–
Total	**$ 400,856,978**

A summary of interest expense on deposits for the years ended September 30, 2010, 2009 and 2008 is as follows:

	2010	2009	2008
Interest-bearing checking	$ 3,667,002	$ 3,504,122	$ 2,092,618
Passbook savings	59,133	55,804	91,819
Money market	2,146,037	1,676,266	5,293,977
Certificates of deposit	10,262,192	16,279,392	19,963,029
Total	**$ 16,134,364**	**$ 21,515,584**	**$ 27,441,443**

10. Advances from the Federal Home Loan Bank

Advances from the Federal Home Loan Bank of Des Moines at September 30, 2010 and 2009 are summarized as follows:

	2010		2009	
	AMOUNT	WEIGHTED AVERAGE INTEREST RATE	AMOUNT	WEIGHTED AVERAGE INTEREST RATE
Maturing within the year ending September 30,				
2010 (Overnight)	$ 152,000,000	0.27%	$ 32,000,000	3.63%
2015 ($25.0 million callable only in fiscal 2011)	25,000,000	2.70	25,000,000	2.70
Thereafter	4,000,000	5.48	4,000,000	5.48
Total	**$ 181,000,000**	**0.72%**	**$ 61,000,000**	**3.37%**

The average balances of advances from the Federal Home Loan Bank were $96.9 million and $120.3 million, respectively, and the maximum month-end balances were $181.0 million and $245.0 million, respectively, for the years ended September 30, 2010 and 2009. The average rates paid during the years ended September 30, 2010 and 2009 were 1.80% and 2.92%, respectively.

The Bank has the ability to borrow funds from the FHLB equal to 35% of the Bank's total assets under a blanket agreement that assigns all investments in FHLB stock as well as qualifying first mortgage loans as collateral to secure the amounts borrowed. In addition to the $181.0 million in advances outstanding at September 30, 2010, the Bank had approximately $175.0 million in additional borrowing capacity available to it under this arrangement. The assets underlying the FHLB borrowings are under the Bank's physical control.

11. Borrowings from the Federal Reserve Bank

Borrowings from the Federal Reserve Bank represent short-term borrowings from the discount window at the Federal Reserve Bank of St. Louis and are typically extended for periods of 28 days or less. There were no outstanding borrowings at September 30, 2010 or 2009. The average balances of these borrowings were $82,000 and $71.7 million, respectively, and the maximum month-end balances were $4.7 million and $143.0 million, respectively, for the years ended September 30, 2010 and 2009. The average rates paid during the years ended September 30, 2010 and 2009 were 0.59% and 0.45%, respectively.

The Bank has the ability to borrow funds from the Federal Reserve under an agreement that assigns certain qualifying loans as collateral to secure the amounts borrowed. At September 30, 2010, $153.0 million of commercial loans were assigned under this arrangement. The assets underlying these borrowings are under the Bank's physical control. As of September 30, 2010, the Bank had approximately $93.3 million in additional borrowing capacity available to it under this arrangement.

12. Subordinated Debentures

On March 30, 2004, Pulaski Financial Statutory Trust I ("Trust I"), a Connecticut statutory trust, issued $9.0 million of adjustable-rate preferred securities. The proceeds from this issuance, along with the Company's $279,000 capital contribution for Trust I's common securities, were used to acquire $9.3 million aggregate principal amount of the Company's floating rate junior subordinated deferrable interest debentures due in 2034, which constitute the sole asset of Trust I. The interest rate on the debentures and the capital securities at September 30, 2010 was 2.99% and is adjustable quarterly at 2.70% over the three-month LIBOR.

The stated maturity of the Trust I debenture is June 17, 2034. In addition, the Trust I debentures are subject to redemption at par at the option of the Company, subject to prior regulatory approval, in whole or in part on any interest payment date on or after June 17, 2011.

On December 15, 2004, Pulaski Financial Statutory Trust II ("Trust II"), a Delaware statutory trust, issued $10.0 million of adjustable-rate preferred securities. The proceeds from this issuance, along with the Company's $310,000 capital contribution for Trust II's common securities, were used to acquire $10.3 million of the Company's floating rate junior subordinated deferrable interest debentures due in 2034, which constitute the sole asset of Trust II. The interest rate on the debentures and the capital securities at September 30, 2010 was 2.15% and is adjustable quarterly at 1.86% over the three-month LIBOR.

The stated maturity of the debentures held by Trust II is December 15, 2034. In addition, the Trust II debentures are subject to redemption at par at the option of the Company, subject to prior regulatory approval, in whole or in part on any interest payment date on or after December 15, 2011.

13. Note Payable

The Company had no outstanding notes payable at September 30, 2009 or at any time during 2010. The average balance of note payable borrowings were $2.3 million and the maximum month-end balance were $7.6 million for the year ended September 30, 2009. The average rate paid during the year ended September 30, 2009 was 4.88%.

The note payable outstanding during 2009 was a variable-rate obligation of the Company that was payable to a correspondent bank and was secured by all of the Bank's common stock. The Company repaid the entire $7.6 million of these borrowings during the year ended September 30, 2009 using a portion of the proceeds from the sale of preferred stock to the U.S. Treasury. Under the arrangement, the note was divided into two principal amounts of $5.0 million and $2.6 million with variable interest rates equal to the one-month LIBOR rate plus 2.5% and the bank's prime rate less 1.25%, respectively. Interest was payable quarterly.

14. Income Taxes

Income tax expense for the years ended September 30, 2010, 2009 and 2008 is summarized as follows:

	2010	2009	2008
Current:			
Federal	$ 4,102,344	$ 2,631,738	$ 3,577,591
State	18,100	231,600	118,700
Deferred benefit	(3,861,067)	(1,233,593)	(3,011,846)
Total	**$ 259,377**	**$ 1,629,745**	**$ 684,445**

Income tax expense for the years ended September 30, 2010, 2009 and 2008 differs from that computed at the federal statutory rate of 34% as follows:

	2010		2009		2008	
	AMOUNT	%	AMOUNT	%	AMOUNT	%
Tax at statutory federal income tax rate	$ 1,207,736	34.0%	$ 2,280,280	34.0%	$ 1,214,884	34.0%
Non-taxable income from bank-owned life insurance	(371,331)	(10.4)	(369,476)	(5.5)	(351,042)	(9.8)
Non-taxable interest and dividends	(440,263)	(12.4)	(305,539)	(4.6)	(129,368)	(3.6)
State taxes, net of federal benefit	11,946	0.3	152,856	2.3	78,342	2.2
Other, net	(148,711)	(4.2)	(128,376)	(1.9)	(128,371)	(3.6)
Total	**$ 259,377**	**7.3%**	**$ 1,629,745**	**24.3%**	**$ 684,445**	**19.2%**

The components of deferred tax assets and liabilities are as follows:

	2010	2009
Deferred tax assets:		
Allowance for loan losses	$10,824,802	$ 7,884,406
Restricted stock awards	85,944	245,397
Deferred compensation	1,912,158	1,573,761
Equity investments	122,666	101,772
Other	740,945	281,035
Total deferred tax assets	**13,686,515**	**10,086,371**
Deferred tax liabilities:		
FHLB stock dividends	152,311	152,311
Core deposit intangible	56,241	92,378
Premises and equipment	266,015	391,008
Unrealized losses on securities available for sale	23,188	118,151
Other	31,460	36,289
Total deferred tax liabilities	**529,215**	**790,137**
Net deferred tax assets	**$ 13,157,300**	**$ 9,296,234**

At September 30, 2010, the Company had $197,000 of unrecognized tax benefits, $129,000 of which would affect the effective tax rate if recognized. The Company recognizes interest related to uncertain tax positions in income tax expense and classifies such interest and penalties in the liability for unrecognized tax benefits. As of September 30, 2010, the Company had approximately $68,000 accrued for the payment of interest and penalties. The tax years ended September 30, 2007 through 2010 remain open to examination by the taxing jurisdictions to which the Company is subject.

The aggregate changes in the balance of gross unrecognized tax benefits, which excludes interest and penalties, for the year ended September 30, 2010 are as follows:

Balance at September 30, 2009	$ 134,000
Increases related to tax positions taken during a prior period	–
Decreases related to tax positions taken during a prior period	–
Increases related to tax positions taken during the current period	32,000
Decreases related to tax positions taken during the current period	–
Decreases related to settlements with taxing authorities	–
Decreases related to the expiration of the statute of limitations	(37,000)
Balance at September 30, 2010	**$ 129,000**

Retained earnings at September 30, 2010 included earnings of approximately $4.1 million representing tax bad debt deductions, net of actual bad debts and bad debt recoveries, for which no provision for federal income taxes has been made. If these amounts are used for any purpose other than to absorb loan losses, they will be subject to federal income taxes at the then prevailing corporate rate.

A valuation allowance should be provided on deferred tax assets when it is more likely than not that some portion of the assets will not be realized. The Company has not established a valuation allowance at September 30, 2010 or 2009 because management believes that all criteria for recognition have been met, including the existence of a history of taxes paid or qualifying tax planning strategies that are sufficient to support the realization of deferred tax assets.

15. Stockholders' Equity

On January 16, 2009, as part of the U.S. Department of Treasury's Capital Purchase Program, the Company issued 32,538 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, $1,000 per share liquidation preference, and a warrant to purchase up to 778,421 shares of the Company's common stock for a period of ten years at an exercise price of $6.27 per share in exchange for $32.5 million in cash from the U.S. Department of Treasury. The proceeds, net of issuance costs consisting primarily of legal fees, were allocated between the preferred stock and the warrant on a pro rata basis, based upon the estimated market values of the preferred stock and the warrants. As a result, $2.2 million of the proceeds were allocated to the warrant, which increased additional paid-in capital from common stock. The amount allocated to the warrant is considered a discount on the preferred stock and will be amortized using the level yield method over a five-year period through a charge to retained earnings. Such amortization will not reduce net income, but will reduce income available for common shares.

The fair value of the preferred stock was estimated on the date of issuance by computing the present value of expected future cash flows using a risk-adjusted rate of return for similar securities of 12%. The fair value of the warrant was estimated on the date of grant using the Black-Scholes option pricing model assuming a risk-free interest rate of 4.30%, expected volatility of 35.53% and a dividend yield of 4.50%.

The preferred stock pays cumulative dividends of 5% per year for the first five years and 9% per year thereafter. The Company may, at its option, redeem the preferred stock at its liquidation preference plus accrued and unpaid dividends. The securities purchase agreement between the Company and the U.S. Treasury limits, for three years, the rate of dividend payments on the Company's common stock to the amount of its last quarterly cash dividend prior to participation in the program of $0.095 per share unless an increase is approved by the Treasury, limits the Company's ability to repurchase its common stock for three years, and subjects the Company to certain executive compensation limitations included in the Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009.

During fiscal 2010, the Company paid quarterly cash dividends on common stock of $0.095 per share on July 15, 2010, April 15, 2010, January 15, 2010 and October 15, 2009. During fiscal 2009, the Company paid quarterly cash dividends on common stock of $0.095 per share on July 15, 2009, April 14, 2009, January 15, 2009 and October 13, 2008.

During fiscal 2010, the Company withheld 11,655 shares for tax withholding on employees in benefit plans with a total value of approximately $78,400. In addition, 43,553 shares were purchased in the open market with a total cost of $219,800, and 228,761 shares were issued from treasury stock with a total cost of $548,700 to fund the Company's equity trust plan.

16. Regulatory Capital Requirements

The Company is not subject to any separate capital requirements from those of the Bank. The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators which, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures that have been established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). The Bank's primary regulatory agency, the Office of Thrift Supervision ("OTS"), requires that the Bank maintain minimum ratios, as defined in the regulations, of tangible capital of 1.5%, core capital of 4.0% and total risk-based capital of 8.0%. The Bank is also subject to prompt corrective action capital requirement regulations set forth by the OTS. As defined in the regulations, the OTS requires the Bank to maintain minimum total and Tier I capital to risk-weighted assets and Tier I capital to average assets. The Bank met all capital adequacy requirements to which it was subject at September 30, 2010.

As of September 30, 2010, the most recent notification from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

	Actual		**For Capital Adequacy Purposes**		**To be Categorized as "Well Capitalized" under Prompt Corrective Action Provisions**	
	AMOUNT	**RATIO**	**AMOUNT**	**RATIO**	**AMOUNT**	**RATIO**
(Dollars in thousands)						
As of September 30, 2010:						
Tangible capital (to total assets)	$ 130,571	9.02%	$ 21,708	1.50%	N/A	N/A
Total risk-based capital (to risk-weighted assets)	145,268	12.40%	93,750	8.00%	$ 117,188	10.00%
Tier I risk-based capital (to risk-weighted assets)	130,571	11.14%	N/A	N/A	70,313	6.00%
Tier I leverage capital (to average assets)	130,571	9.02%	57,887	4.00%	72,359	5.00%
As of September 30, 2009:						
Tangible capital (to total assets)	$ 128,750	9.19%	$ 21,004	1.50%	N/A	N/A
Total risk-based capital (to risk-weighted assets)	143,297	12.33%	92,943	8.00%	$ 116,179	10.00%
Tier I risk-based capital (to risk-weighted assets)	128,750	11.08%	N/A	N/A	69,707	6.00%
Tier I leverage capital (to average assets)	128,750	9.19%	56,010	4.00%	70,012	5.00%

A reconciliation of the Bank's Tier I stockholders' equity and regulatory risk-based capital at September 30, 2010 follows:

(In thousands)	
Tier I stockholders' equity	$ 134,762
Deduct:	
Intangible assets	(4,087)
Disallowed servicing rights	(66)
Add:	
Unrealized gains on available-for-sale securities	(38)
Tangible capital	130,571
Add:	
General valuation allowances	14,697
Total risk-based capital	**$ 145,268**

The Bank is prohibited from paying cash dividends if the effect thereof would be to reduce the regulatory capital of the Bank below the amount required for the liquidation account that the Bank established in connection with the consummation of the conversion from the mutual holding company structure on December 2, 1998. In addition, OTS regulations, as currently applied to the Bank, impose limitations upon payment of capital distributions to the Company. Under the regulations, the prior approval of the OTS is required prior to any capital distribution. To the extent that any such capital distributions are not approved by the OTS in future periods, the Company could find it necessary to reduce or eliminate the payment of common dividends to its shareholders. In addition, the Company could find it necessary to temporarily suspend the payment of dividends on its preferred stock and interest on its subordinated debentures.

17. Employee Benefits

The Company maintains shareholder-approved, stock-based incentive plans, which permit the granting of options to purchase common stock of the Company and awards of restricted shares of common stock. All employees, non-employee directors and consultants of the Company and its affiliates are eligible to receive awards under the plans. The plans authorize the granting of awards in the form of options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code, options that do not so qualify (non-statutory stock options) and granting of restricted shares of common stock. Stock option awards are generally granted with an exercise price equal to the market value of the Company's shares at the date of grant and generally vest over a period of three to five years. Generally, option and share awards provide for accelerated vesting if there is a change in control (as defined in the plans). As a participant in the U.S. Department of Treasury's Capital Purchase Program, certain employees are prohibited from receiving golden parachute payments while the Company has any outstanding funds related to the program. Under the Treasury's guidelines, golden parachute payments are defined to include any payment due to a change in control of the Company, which includes the acceleration of vesting in stock-based incentive plans due to the departure or change in control. Accordingly, the affected employees have signed agreements to forfeit the right to accelerated vesting while any funds related to the Treasury's program are outstanding. The exercise period for all stock options generally may not exceed 10 years from the date of grant. Shares used to satisfy stock awards and stock option exercises are generally issued from treasury stock. At September 30, 2010, the Company had 432,166 reserved but unissued shares that can be awarded in the form of stock options or restricted share awards.

RESTRICTED STOCK AWARDS–A summary of the Company's restricted stock awards as of and for the years ended September 30, 2010, 2009 and 2008 is as follows:

	2010		2009		2008	
	NUMBER	WEIGHTED AVERAGE GRANT-DATE FAIR VALUE	NUMBER	WEIGHTED AVERAGE GRANT-DATE FAIR VALUE	NUMBER	WEIGHTED AVERAGE GRANT-DATE FAIR VALUE
Nonvested at beginning of year	24,477	$ 4.88	667	$ 13.20	3,105	$ 10.21
Granted	49,012	7.37	24,327	4.83	–	–
Vested	(5,658)	7.52	(517)	13.26	(2,438)	9.39
Forfeited	(612)	7.37	–	–	–	–
Nonvested at end of year	**67,219**	**$ 6.45**	**24,477**	**$ 4.88**	**667**	**$ 13.20**

STOCK OPTION AWARDS–A summary of the Company's stock option program as of and for the years ended September 30, 2010, 2009 and 2008 is as follows:

	2010				2009		2008	
	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE	AGGREGATE INTRINSIC VALUE	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at beginning of year	930,306	$ 9.82			788,233	$ 10.38	780,008	$ 8.51
Granted	16,000	7.19			201,100	7.27	330,550	11.44
Exercised	(72,900)	2.70			(23,827)	4.45	(245,542)	4.70
Forfeited	(23,566)	9.23			(35,200)	11.53	(76,783)	14.05
Outstanding at end of year	**849,840**	**$ 10.40**	**$ 173,889**	**5.9**	**930,306**	**$ 9.82**	**788,233**	**$ 10.38**
Exercisable at end of year	**558,093**	**$ 10.50**	**$ 152,219**	**5.0**	**487,868**	**$ 9.28**	**380,522**	**$ 8.24**

The weighted-average fair value per share of options and awards granted during the years ended September 30, 2010, 2009 and 2008 was $1.80, $1.82 and $2.98, respectively. Cash received from stock options exercised totaled $197,000, $161,000 and $1.2 million during the years ended September 30, 2010, 2009 and 2008, respectively. The total intrinsic value of stock options exercised totaled $298,000, $669,000 and $1.5 million during the years ended September 30, 2010, 2009 and 2008, respectively. Executive officers and directors exercised 72,900 options during the year ended September 30, 2010.

The following is a summary of the options outstanding at September 30, 2010:

	Outstanding			Exercisable	
RANGE OF EXERCISE PRICES	NUMBER	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YRS)	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
$ 5.13 – $ 5.90	89,097	4.74	$ 5.51	78,995	$ 5.49
6.12 – 6.75	101,914	5.90	6.41	71,448	6.32
7.00 – 8.66	139,334	8.69	7.72	64,920	7.76
9.46 – 10.96	84,907	6.48	10.01	58,657	9.99
11.10 – 11.94	138,750	6.58	11.24	68,550	11.26
12.07 – 12.99	124,219	5.36	12.79	63,619	12.75
13.00 – 14.72	75,031	4.86	13.46	70,831	13.40
15.05 – 18.70	96,588	5.47	16.64	81,073	16.68
$ 5.13 – $ 18.70	**849,840**	**5.91**	**$ 10.40**	**558,093**	**$ 10.50**

A summary of total stock-based compensation expense for the years ended September 30, 2010, 2009 and 2008 follows:

	2010	2009	2008
Total expense:			
Pre-tax	$ 555,086	$ 491,000	$ 465,000
After-tax	344,153	304,500	293,000
Earnings per share:			
Basic	$ 0.03	$ 0.03	$ 0.03
Diluted	0.03	0.03	0.03

As of September 30, 2010, the total unrecognized compensation expense related to non-vested stock options and restricted stock awards was approximately $532,000 and $234,000, respectively, and the related weighted average period over which it is expected to be recognized is approximately 1.8 and 1.7 years, respectively.

The fair value of stock options granted in 2010, 2009 and 2008 was estimated on the date of grant using the Black-Scholes option pricing model with the following average assumptions:

	2010	2009	2008
Risk-free interest rate	2.53%	4.30%	4.22%
Expected volatility	36.39%	35.53%	27.83%
Expected life in years	5.6	5.4	5.5
Dividend yield	4.30%	4.50%	2.28%
Expected forfeiture rate	3.32%	3.37%	1.28%

EQUITY TRUST PLAN—The Company maintains an Equity Trust Plan for the benefit of key loan officers and sales staff. The plan is designed to recruit and retain top-performing loan officers and other key revenue-producing employees who are instrumental to the Company's success. The plan allows the recipients to defer a percentage of commissions earned into a rabbi trust for the benefit of the participants. The assets of the trust are limited to shares of Company common stock and cash. Awards generally vest over a period of three to five years, and the participants will forgo any accrued but unvested benefits if they voluntarily leave the Company. At September 30, 2010, 272,314 shares had been purchased on behalf of the participants at an average price of $6.19. Shares distributed to participants during the fiscal year were 33,742 with a market value at the time of distribution totaling $402,000, and 11,655 shares were withheld by the Company in order for the distribution recipients to meet their tax obligations. Vested shares in the plan are treated as issued and outstanding when computing basic and diluted earnings per share, whereas unvested shares are treated as issued and outstanding only when computing diluted earnings per share.

KSOP—Effective September 1, 2008, the Bank merged its 401(k) savings plan and its employee stock ownership plan into the Pulaski Bank Savings and Ownership Plan (the "KSOP") to provide greater investment alternatives to plan participants and to reduce administrative expenses. Prior to January 1, 2010, the Bank matched 75% of each participant's contribution up to a maximum of 5% of salary. Effective for the calendar year 2010, the Company made the decision to suspend its 401(k) employer matching contribution. The Bank's contributions to this plan were $162,000, $658,000 and $591,000 for the years ended September 30, 2010, 2009 and 2008, respectively.

SUPPLEMENTAL RETIREMENT AGREEMENT—In January 1998, the Bank entered into a supplemental retirement benefit agreement with its chief executive officer in conjunction with his retirement from the Company at that time. Under the terms of the agreement, the former chief executive officer is entitled to receive $2,473 monthly, for a period of 15 years commencing upon his retirement. The net present value of these payments is reflected in other liabilities and totaled $59,000, $83,000 and $105,000 at September 30, 2010, 2009 and 2008, respectively. Compensation expense under this agreement totaled approximately $6,000, $7,000 and $9,000 for the years ended September 30, 2010, 2009 and 2008, respectively.

EMPLOYMENT AGREEMENTS—The Company and the Bank maintain an employment agreement with its current CEO ("CEO"). The initial term of the agreement is three years. Commencing on the first anniversary of the effective date of May 1, 2008, the term of the agreement decreased to two years. Under the agreement, the Bank pays the CEO a base salary, which is reviewed at least annually and may be increased at the discretion of the Board of Directors. In addition, the CEO received a stock option grant on the effective date covering 100,000 shares of the Company's common stock at an exercise price of $12.84 per share, which vests ratably over a period of five years. The CEO is also entitled to receive health and welfare benefits provided to other Company and Bank employees. Additionally, the agreement provides for severance payments and continued medical coverage for 24 months if employment is terminated following a change in control or upon an event of termination as defined in the agreement. In the event of a change in control and subsequent termination of employment, the CEO will receive a lump-sum payment equal to two times his average annual compensation computed using his base pay rate at the date of termination plus any bonus or incentive compensation earned by him in the prior fiscal year. The lump-sum payment will include an amount for any required excise tax due under the Internal Revenue Code of 1986. The agreement also prohibits the CEO from soliciting the services of any of the Company's employees, and from competing with the Company, for a period of two years after termination. As a participant in the U.S. Department of Treasury's Capital Purchase Program, certain employees are prohibited from receiving golden parachute payments while the preferred stock issued pursuant to the Capital Purchase Program remains outstanding. Under the Treasury's guidelines, golden parachute payments are defined to include any payment due to a change in control of the Company or an event of the employee's termination. Accordingly, the CEO has signed an agreement to forfeit the right to receive the lump-sum separation payment under this agreement while the preferred stock issued pursuant to the Capital Purchase Program remains outstanding.

SEPARATION AND RELEASE AGREEMENT—The Company entered into a separation and release agreement with its former CEO in conjunction with his separation from the Company on May 1, 2008. Under the agreement, the former CEO received a lump-sum payment of $1,450,000 and will continue to participate in the Bank's health, life and disability insurance programs, at the Bank's expense, for a period of 36 months from the separation date. The agreement also provides that the former CEO will continue to serve as a member of the Board of Directors of the Bank and the Company until his current terms expire and will receive compensation for such service in the same manner and to the same extent as other non-employee directors. In addition, the agreement provides that the former CEO will serve as a consultant to the Company for 36 months following his separation date and shall receive an annual retainer of $100,000 for such service. The lump-sum payment was charged to salaries and employee benefits expense when paid. The annual retainer fee and expenses associated with the health, life and disability insurance programs will be charged to salaries and employee benefits expense as they are earned over the term of the agreement.

18. Contingencies

The Company is a defendant in legal actions arising from normal business activities. Management, after consultation with counsel, believes that the resolution of these actions will not have any material adverse effect on the Company's consolidated financial statements.

19. Derivatives

The Company originates and purchases derivative financial instruments, including interest rate lock commitments, forward contracts to sell mortgage-backed securities and interest rate swaps. Derivative financial instruments originated by the Company consist of interest rate lock commitments to originate residential loans. At September 30, 2010, the Company had issued $115.2 million of unexpired interest rate lock commitments to loan customers compared to $147.8 million of unexpired commitments at September 30, 2009. The Company typically economically hedges interest rate lock commitments by obtaining a corresponding best-efforts lock commitment with an investor to sell the loan at an agreed-upon price.

INTEREST RATE SWAPS–The Company entered into two $14 million notional value interest-rate swap contracts during 2008 totaling $28 million notional value. These contracts supported a $14 million, variable-rate, commercial loan relationship and were used to allow the commercial loan customer to pay a fixed interest rate to the Company, while the Company, in turn, charged the customer a floating interest rate on the loan. Under the terms of the swap contract between the Company and the loan customer, the customer pays the Company a fixed interest rate of 6.58%, while the Company pays the customer a variable interest rate of one-month LIBOR plus 2.30%. Under the terms of a similar but separate swap contract between the Company and a major securities broker, the Company pays the broker a fixed interest rate of 6.58%, while the broker pays the Company a variable interest rate of one-month LIBOR plus 2.30%. The two contracts have identical terms except for the interest rates and are scheduled to mature on May 15, 2015. While these two swap derivatives generally work together as an interest-rate hedge, the Company has not designated them for hedge treatment. Consequently, both derivatives are marked to fair value through either a charge or credit to current earnings.

The fair values of these contracts recorded in the consolidated balance sheets are summarized as follows:

	September 30, 2010	September 30, 2009
Fair value recorded in other assets	$ 1,860,000	$1,170,000
Fair value recorded in other liabilities	1,860,000	1,170,000

The gross gains and losses on these contracts recorded in non-interest expense in the consolidated statements of income and comprehensive income for the years ended September 30, 2010 and 2009 are summarized as follows:

	September 30, 2010	September 30, 2009
Gross grains on derivative financial assets	$ (690,000)	$ (1,100,000)
Gross losses on derivative financial liabilities	690,000	1,100,000
Net gain or loss	$ –	$ –

20. Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers by issuing commitments to extend credit. Such commitments are agreements to lend to a customer provided there is no violation of any condition established in the contract. These commitments generally have fixed expiration dates or other termination clauses and may require the borrower to pay a fee. The Company evaluates each customer's creditworthiness on a case-by-case basis.

At September 30, 2010, the Company had firm commitments to originate loans of approximately $115.2 million, of which $70.8 million were committed to be sold. Of the remaining $44.4 million, $5.9 million were in the process of being committed and $38.0 million were commercial loans originated for portfolio. At September 30, 2009, the Company had firm commitments to originate loans of approximately $147.8 million, of which $94.2 million were committed to be sold. Of the remaining $53.6 million, $7.5 million were in the process of being committed and $42.6 million were commercial loans originated for portfolio. Additionally, the Company had outstanding commitments to borrowers under unused equity lines of credit, commercial lines of credit and consumer lines of credit totaling $145.2 million, $61.3 million and $32,000, respectively, at September 30, 2010 compared to $183.2 million, $74.2 million and $858,000, respectively, at September 30, 2009.

At September 30, 2010 and 2009, the Company had loans receivable held for sale totaling $253.6 million and $109.1 million, respectively, substantially all of which were under firm commitments to be sold on a best-efforts basis. Any unrealized loss on these commitment obligations is considered in conjunction with the Company's lower of cost or market valuation of its loans held for sale.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These standby letters of credit are primarily issued for a fee to support contractual obligations of the Company's customers. The credit risk involved with issuing letters of credit is essentially the same as the risk involved in extending loans to customers. At September 30, 2010, the Company had 54 letters of credit totaling approximately $8.7 million due to expire no later than July 2019 compared to 57 letters of credit totaling approximately $12.2 million due to expire no later than June 2015 at September 30, 2009.

21. Fair Value Measurements

Effective October 1, 2008, the Company adopted the provisions of Accounting Standards Codification TM ("ASC") Topic 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value measurement should reflect all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of non-performance.

A three-level hierarchy for valuation techniques is used to measure financial assets and financial liabilities at fair value. This hierarchy is based on whether the valuation inputs are observable or unobservable. Financial instrument valuations are considered Level 1 when they are based on quoted prices in active markets for identical assets or liabilities. Level 2 financial instrument valuations use quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data. Financial instrument valuations are considered Level 3 when they are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable, and when determination of the fair value requires significant management judgment or estimation. ASC Topic 820 also provides guidance on determining fair value when the volume and level of activity for the asset or liability has significantly decreased and on identifying circumstances when a transaction may not be considered orderly.

The following disclosures for September 30, 2009 exclude certain non-financial assets and liabilities, which are deferred under the provisions of ASC Topic 820. Such non-financial assets include foreclosed real estate, long-lived assets and goodwill, which are written down to fair value if considered impaired. The deferral of these disclosures was intended to allow additional time to consider the effect of various implementation issues relating to these non-financial assets and liabilities, and defered disclosures required by ASC Topic 820 until the Company's fiscal year beginning October 1, 2009.

The Company records securities available for sale and derivative financial instruments at their fair values on a recurring basis. Additionally, the Company records other assets at their fair values on a nonrecurring basis, such as loans held for sale, loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower-of-cost-or-market accounting or impairment write-downs of individual assets. The following is a general description of the methods used to value such assets.

Mortgage-Backed Securities Held to Maturity. The fair values of mortgage-backed securities held to maturity are generally based on quoted market prices or market prices for similar assets.

Debt and Mortgage-Backed Securities Available for Sale. The fair values of debt and mortgage-backed securities available for sale are generally based on quoted market prices or market prices for similar assets.

Interest Rate Swap Assets and Liabilities. The fair values are based on quoted market prices by an independent valuation service.

Mortgage Loans Held for Sale. The fair values of loans held for sale are generally based on commitment sales prices obtained from the Company's investors.

Impaired Loans. The fair values of impaired loans are generally based on market prices for similar assets determined through independent appraisals (Level 2 valuations) or discounted values of independent appraisals or brokers' opinions of value (Level 3 valuations).

Real Estate Acquired in Settlement of Loans consists of loan collateral that has been repossessed through foreclosure or obtained by deed in lieu of foreclosure. This collateral is comprised of commercial and residential real estate. Such assets are recorded as held for sale initially at the lower of the loan balance or fair value of the collateral less estimated selling costs. Fair values are generally obtained through external appraisals and assessment of property values by the Company's internal staff. Subsequent to foreclosure, valuations are updated periodically, and the assets may be written down to reflect a new cost basis. Because many of these inputs are not observable, the measurements are classified as Level 3.

Intangible Assets and Goodwill are reviewed annually in the fourth fiscal quarter and/or when circumstances or other events indicate that impairment may have occurred. The Company reviewed goodwill for impairment as of September 30, 2010. No impairment losses were recognized during the years ended September 30, 2010 or 2009.

Assets and liabilities that were recorded at fair value on a recurring basis at September 30, 2010 and 2009 and the level of inputs used to determine their fair values are summarized below:

	Carrying Value at September 30, 2010			
		FAIR VALUE MEASUREMENTS USING		
	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3
(In thousands)				
ASSETS:				
Debt securities available for sale	$ 8,001	$ –	$ 8,001	$ –
Mortgage-backed securities available for sale	8,846	–	8,846	–
Interest-rate swap	1,860	–	1,860	–
Total assets	**$ 18,707**	**$ –**	**$ 18,707**	**$ –**
LIABILITIES:				
Interest-rate swap	$ 1,860	$ –	$ 1,860	$ –
Total liabilities	**$ 1,860**	**$ –**	**$ 1,860**	**$ –**

	Carrying Value at September 30, 2009			
		FAIR VALUE MEASUREMENTS USING		
	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3
(In thousands)				
ASSETS:				
Debt securities available for sale	1,997	–	1,997	–
Mortgage-backed securities available for sale	16,087	–	16,087	–
Interest-rate swap	1,170	–	1,170	–
Total assets	**$ 19,254**	**$ –**	**$ 19,254**	**$ –**
LIABILITIES:				
Interest-rate swap	$ 1,170	$ –	$ 1,170	$ –
Total liabilities	**$ 1,170**	**$ –**	**$ 1,170**	**$ –**

Assets that were recorded at fair value on a non-recurring basis at September 30, 2010 and 2009 and the level of inputs used to determine their fair values are summarized below:

	Carrying Value at September 30, 2010				TOTAL LOSSES RECOGNIZED IN THE YEAR ENDED SEPTEMBER 30, 2010
		FAIR VALUE MEASUREMENTS USING			
	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3	
(In thousands)					
ASSETS:					
Mortgage loans held for sale	$ 113	$ –	$ 113	$ –	$ –
Impaired loans, net	17,748	–	10,826	6,922	4,335
Real estate acquired in settlement of loans	14,900	–	–	14,900	8,373
Total assets	**$ 32,761**	**$ –**	**$ 10,939**	**$ 21,822**	**$ 12,708**

	Carrying Value at September 30, 2009				TOTAL LOSSES RECOGNIZED IN THE YEAR ENDED SEPTEMBER 30, 2009
		FAIR VALUE MEASUREMENTS USING			
	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3	
(In thousands)					
ASSETS:					
Loans held for sale	$ 2,096	$ –	$ 2,096	$ –	$ –
Impaired loans	9,888	–	9,003	885	6,015
Total assets	**$ 11,984**	**$ –**	**$ 11,099**	**$ 885**	**$ 6,015**

22. Fair Values of Financial Instruments

Fair values of financial instruments have been estimated by the Company using available market information and appropriate valuation methodologies, including those described in Note 21. However, considerable judgment is necessarily required to interpret market data used to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company might realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts.

The fair value estimates presented herein are based on pertinent information available to management as of September 30, 2010 and 2009. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date. Therefore, current estimates of fair value may differ significantly from the amounts presented herein.

Carrying values and estimated fair values at September 30, 2010 and 2009 are summarized as follows:

	2010		2009	
(In thousands)	CARRYING VALUE	ESTIMATED FAIR VALUE	CARRYING VALUE	ESTIMATED FAIR VALUE
ASSETS:				
Cash and cash equivalents	$ 15,603	$ 15,603	$ 37,451	$ 37,451
Debt securities—AFS	8,001	8,001	1,997	1,997
Capital stock of FHLB	9,774	9,774	11,650	11,650
Mortgage-backed securities—HTM	10,297	10,788	12,078	12,375
Mortgage-backed securities—AFS	8,846	8,846	16,087	16,087
Mortgage loans held for sale	253,578	258,414	109,130	111,247
Loans receivable	1,046,273	1,094,190	1,132,095	1,158,721
Accrued interest receivable	4,432	4,432	4,907	4,907
Interest-rate swap assets	1,860	1,860	1,170	1,170
LIABILITIES:				
Deposits transaction accounts	714,346	714,346	649,289	649,289
Certificates of deposit	400,857	406,095	542,341	550,175
Advances from the FHLB	181,000	183,139	61,000	62,759
Subordinated debentures	19,589	19,583	19,589	19,591
Accrued interest payable	945	945	1,035	1,035
Interest-rate swap liabilities	1,860	1,860	1,170	1,170

	2010		2009	
(In thousands)	CONTRACT OR NOTIONAL AMOUNT	ESTIMATED FAIR VALUE	CONTRACT OR NOTIONAL AMOUNT	ESTIMATED FAIR VALUE
OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS:				
Commitments to originate residential first and second mortgage loans	$ 80,944	$ 82,490	$ 105,157	$ 107,197
Commitments to originate commercial mortgage loans	22,901	23,737	40,127	40,994
Commitments to originate non-mortgage loans	11,378	10,918	1,600	1,511
Unused lines of credit	206,451	204,985	258,249	255,770

The following methods and assumptions were used to estimate the fair value of the financial instruments:

CASH AND CASH EQUIVALENTS–The carrying amount approximates fair value.

SECURITIES AND MORTGAGE-BACKED SECURITIES–Estimated fair values of securities and mortgage-backed securities are based on quoted market prices and prices obtained from independent pricing services. If quoted market prices are not available, fair values are estimated using quoted market prices for similar instruments.

CAPITAL STOCK OF THE FEDERAL HOME LOAN BANK–The carrying amount represents redemption value, which approximates fair value.

MORTGAGE LOANS HELD FOR SALE–The fair values of mortgage loans held for sale are based on commitment sales prices obtained from the Company's investors.

LOANS RECEIVABLE–The fair value of loans receivable is estimated based on present values using applicable risk-adjusted spreads to the U. S. Treasury curve to approximate current interest rates applicable to each category of such financial instruments. No adjustment was made to the interest rates for changes in credit risk of performing loans where there are no known credit concerns. Management segregates loans into appropriate risk categories. Management believes that the risk factor embedded in the interest rates along with the allowance for loan losses applicable to the performing loan portfolio results in a fair valuation of such loans. The fair values of impaired loans are generally based on market prices for similar assets determined through independent appraisals or discounted values of independent appraisals and brokers' opinions of value. This method of valuation does not incorporate the exit price concept of valuation prescribed by Accounting Standards Codification Topic 820, Fair *Value Measurements and Disclosures*. Rather, it was used a practical expedient as permitted under the topic.

ACCRUED INTEREST RECEIVABLE–The carrying value approximates fair value.

INTEREST-RATE SWAP ASSETS–The fair value is based on quoted market prices by an independent valuation service.

DEPOSITS–The estimated fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date. The estimated fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows of existing deposits using rates currently available on advances from the Federal Home Loan Bank having similar characteristics.

ADVANCES FROM FEDERAL HOME LOAN BANK–The estimated fair value of advances from Federal Home Loan Bank is determined by discounting the future cash flows of existing advances using rates currently available on advances from Federal Home Loan Bank having similar characteristics.

SUBORDINATED DEBENTURES–The estimated fair values of subordinated debentures are determined by discounting the estimated future cash flows using rates currently available on debentures having similar characteristics.

ACCRUED INTEREST PAYABLE–The carrying value approximates fair value.

INTEREST-RATE SWAP LIABILITIES–The fair value is based on quoted market prices by an independent valuation service.

OFF-BALANCE-SHEET ITEMS–The estimated fair value of commitments to originate or purchase loans is based on the fees currently charged to enter into similar agreements and the difference between current levels of interest rates and the committed rates. The Company believes such commitments have been made on terms that are competitive in the markets in which it operates; however, no premium or discount is offered thereon, and accordingly, the Company has not assigned a value to such instruments for purposes of this disclosure.

23. Impact of Recently Issued Accounting Standards

In May 2009, the FASB issued Statement of Financial Accounting Standards ("SFAS") SFAS No. 165, *Subsequent Events*, which was subsequently incorporated into Accounting Standards Codification ("ASC") ASC Topic 855, *Subsequent Events*. ASC Topic 855 incorporates accounting and disclosure requirements related to subsequent events into U.S. generally accepted accounting principles ("GAAP") making management directly responsible for subsequent-events accounting and disclosure. The requirements for subsequent-events accounting and disclosure are not significantly different from those in auditing standards. ASC Topic 855 is effective for interim and annual periods ending after June 15, 2009. The adoption of the provisions of ASC Topic 855 did not have a material impact on the Company's financial condition or results of operations.

In February 2010, the FASB issued Accounting Standards Update ("ASU") 2010-09, *Amendments to Certain Recognition and Disclosure Requirements*, as an amendment to ASC Topic 855. As a result of ASU 2010-09, SEC registrants will not disclose the date through which management evaluated subsequent events in financial statements. ASU 2010-09 is effective immediately for all financial statements that have not yet been issued or have not yet become available to be issued, or March 31, 2010 for the Company. The adoption of ASU 2010-09 is for disclosure purposes only and did not have any effect on the Company's financial position or results of operations.

In June 2009, the FASB issued SFAS No. 166, *Accounting for Transfers of Financial Assets, an Amendment of SFAS No. 140 – Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, which was subsequently incorporated into ASC Topic 860, *Transfers and Servicing*. SFAS No. 166 amends ASC Topic 860 and requires more information about transfers of financial assets, including securitization transactions and where companies have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a "qualifying special-purpose entity," changes the requirements for derecognizing financial assets and requires additional disclosures. SFAS No. 166 is effective for the annual period beginning after November 15, 2009 and for interim periods within the first annual reporting period, and must be applied to transfers occurring on or after the effective date. The adoption of the provisions of this Topic is not expected to have a material impact on the Company's financial condition or results of operations.

In June 2009, the FASB issued SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)*. SFAS No. 167 amends FIN 46(R), *Consolidation of Variable Interest Entities*, which was subsequently incorporated into ASC Topic 810, *Consolidation*, to change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated, and requires additional disclosures about involvement with variable interest entities, any significant changes in risk exposure due to that involvement and how that involvement affects the company's financial statements. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. The provisions of this Topic are effective for the annual period beginning after November 15, 2009 and for interim periods within the first annual reporting period. Management is currently evaluating the requirements of this Topic, which are not expected to have a material impact on the Company's financial condition or results of operations.

In June 2009, the FASB issued SFAS No. 168, *The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles, a Replacement of SFAS No. 162 – The Hierarchy of Generally Accepted Accounting Principles*, which was subsequently incorporated into ASC Topic 105, *Generally Accepted Accounting Principles*. The ASC establishes the source of authoritative GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the United States Securities and Exchange Commission ("SEC"), under authority of federal securities laws, are also sources of authoritative GAAP for SEC registrants. The ASC supersedes all then-existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SECaccounting literature not included in the ASC will become non-authoritative. ASC Topic 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The implementation of the ASC did not have a material impact on the Company's financial condition or results of operations.

In January 2010, the FASB issued ASU No. 2010-06, which amends ASC Topic 820, *Fair Value Measurements and Disclosures*. This update will provide more robust disclosures about (a) the different classes of assets and liabilities measured at fair value, (b) the valuation techniques and inputs used, (c) the activity in Level 3 fair value measurements, and (d) the transfers between Levels 1, 2, and 3. This is effective for financial statements issued for interim and annual periods ending after December 15, 2009. The interim disclosures required by this update are reported in the notes to the Company's consolidated financial statements.

In July 2010, the FASB issued ASU No. 2010-20, *Receivables (ASC Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*. This ASU requires expanded credit risk disclosures intended to provide investors with greater transparency regarding the allowance for credit losses and the credit quality of financing receivables. Under this ASU, companies will be required to provide more information about the credit quality of their financing receivables in the disclosures to financial statements, such as aging information, credit quality indicators, changes in the allowance for credit losses, and the nature and extent of troubled debt restructurings and their effect on the allowance for credit losses. Both new and existing disclosures must be disaggregated by portfolio segment or class based on the level of disaggregation that management uses when assessing its allowance for credit losses and managing its credit exposure. The disclosures as of the end of a reporting period will be effective for interim and annual periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period will be effective for interim and annual reporting periods beginning on or after December 15, 2010. Management is currently evaluating the disclosure requirements under this ASU and the impact on the Company's consolidated financial statements and the disclosures presented in the consolidated financial statements.

24. Selected Quarterly Financial Data (Unaudited)

The results of operations by quarter for 2010 and 2009 were as follows:

Year Ended September 30, 2010	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$ 16,837,055	$ 16,050,620	$ 15,917,855	$ 16,298,660
Interest expense	5,311,566	4,968,670	4,220,269	3,891,888
Net interest income	11,525,489	11,081,950	11,697,586	12,406,772
Provision for loan losses	6,074,000	11,240,000	4,500,000	4,250,000
Net interest income (loss) after loan loss provision	5,451,489	(158,050)	7,197,586	8,156,772
Non-interest income	4,447,467	3,387,367	3,731,478	3,274,166
Non-interest expense	8,182,400	8,420,874	7,342,217	7,990,620
Income (loss) before taxes	1,716,556	(5,191,557)	3,586,847	3,440,318
Income tax expense (benefit)	466,121	(869,669)	409,693	253,232
Net income (loss)	**$ 1,250,435**	**$ (4,321,888)**	**$ 3,177,154**	**$ 3,187,086**
Income (loss) available to common shares	**$ 736,029**	**$ (4,836,673)**	**$ 2,661,990**	**$ 2,671,541**
Earnings (loss) per common share—basic	$ 0.07	($0.47)	$ 0.26	$ 0.26
Earnings (loss) per common share—diluted	$ 0.07	($0.47)	$ 0.25	$ 0.27
Weighted average common shares outstanding—basic	10,274,066	10,364,565	10,418,153	10,466,557
Weighted average common shares outstanding—diluted	10,483,880	10,364,565	10,622,155	10,807,056

Year Ended September 30, 2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$ 16,827,303	$ 16,651,009	$ 17,490,073	$ 16,854,914
Interest expense	7,721,257	6,575,311	6,092,810	5,825,981
Net interest income	9,106,046	10,075,698	11,397,263	11,028,933
Provision for loan losses	4,691,578	5,664,407	6,154,000	6,520,700
Net interest income after loan loss provision	4,414,468	4,411,291	5,243,263	4,508,233
Non-interest income	3,388,770	5,946,332	6,108,707	4,122,821
Non-interest expense	6,940,525	7,822,710	8,561,559	8,112,384
Income before taxes	862,713	2,534,913	2,790,411	518,670
Income tax expense (benefit)	296,856	761,910	775,624	(204,645)
Net income	**$ 565,857**	**$ 1,773,003**	**$ 2,014,787**	**$ 723,315**
Income available to common shares	**$ 565,857**	**$ 1,535,393**	**$ 1,501,133**	**$ 209,286**
Earnings per common share–basic	$ 0.06	$ 0.15	$ 0.15	$ 0.01
Earnings per common share–diluted	$ 0.06	$ 0.15	$ 0.14	$ 0.02
Weighted average common shares outstanding–basic	10,114,506	10,153,221	10,200,321	10,246,356
Weighted average common shares outstanding–diluted	10,274,626	10,283,324	10,395,653	10,550,782

25. Condensed Parent-Company-Only Financial Statements

The following table presents the condensed parent-company-only balance sheets as of September 30, 2010 and 2009, and the condensed parent-company-only statements of income and cash flows of the Company for the years ended September 30, 2010, 2009 and 2008:

Condensed Balance Sheets	**2010**	**2009**
ASSETS:		
Cash and cash equivalents	$ 109,083	$ 96,970
Investment in Bank	134,762,057	133,201,445
Intercompany loan to Bank	1,900,000	2,800,000
Other assets	1,757,055	2,454,866
Total assets	**$ 138,528,195**	**$ 138,553,281**
LIABILITIES:		
Subordinated debentures	$ 19,589,000	$ 19,589,000
Dividends payable	1,029,567	986,951
Other liabilities	1,556,347	1,015,960
Total liabilities	**22,174,914**	**21,591,911**
STOCKHOLDER'S EQUITY	116,353,281	116,961,370
Total liabilities and stockholder's equity	**$ 138,528,195**	**$ 138,553,281**

Condensed Statements of Income	**2010**	**2009**	**2008**
Interest income	$ 45,849	$ 152,223	$ 122,189
Interest expense	515,307	872,846	1,479,892
Net interest expense	(469,458)	(720,623)	(1,357,703)
Non-interest income	1,104,379	892,022	760,633
Non-interest expense	551,600	1,201,803	675,571
Income (loss) before income taxes and equity in earnings of Bank	83,321	(1,030,404)	(1,272,641)
Income tax (benefit)	6,084	(374,800)	(406,564)
Net income (loss) before equity in earnings of Bank	77,237	(655,604)	(866,077)
Equity in earnings of Bank, net of tax	3,215,550	5,732,566	3,754,821
Net income	**$ 3,292,787**	**$ 5,076,962**	**$ 2,888,744**
Income available to common shares	**$ 1,232,887**	**$ 3,811,669**	**$ 2,888,744**

Condensed Statements of Cash Flows	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 3,292,787	$ 5,076,962	$ 2,888,744
Adjustments to reconcile net income to net cash from operating activities:			
Equity in earnings of Bank	(3,215,550)	(5,732,566)	(3,754,821)
Net change in other assets and liabilities	1,293,313	(290,999)	(952,797)
Gain on sale of investment in joint venture	–	–	(30,755)
Realized loss on sale of investments	–	155,500	25,955
Net cash provided by (used in) operating activities	**1,370,550**	**(791,103)**	**(1,823,674)**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Cash paid for investment in joint venture	(12,500)	–	(233,691)
Dividends received from Bank	1,500,000	–	3,000,000
Capital contribution to Bank	–	(20,000,000)	(3,000,000)
Decrease increase in intercompany loan	900,000	(800,000)	(2,000,000)
Proceeds from sale of investment in joint venture	–	–	49,375
Proceeds from sales of investments	–	–	425,985
Principal payments on mortgage-backed securities	–	2,026	13,425
Net cash provided by (used in) investing activities	**2,387,500**	**(20,797,974)**	**(1,744,906)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from note payable	–	–	5,000,000
Payment of note payable	–	(7,640,000)	(340,000)
Equity trust shares purchased	(181,552)	(441,753)	(120,000)
Proceeds from stock options exercised	196,829	105,949	1,153,623
Proceeds received from Bank for stock-based compensation	1,290,686	1,204,203	1,119,489
Proceeds from cash received in dividend reinvestment plan	707,033	785,669	695,389
Treasury stock issued	–	–	191,835
Proceeds from issuance of preferred stock and common stock warrants	–	32,501,768	–
Dividends paid on common stock	(4,053,659)	(3,922,623)	(3,748,701)
Dividends paid on preferred stock	(1,626,900)	(944,506)	–
Common stock surrendered to satisfy tax withholding obligations of stock-based compensation	(78,374)	(54,972)	(204,503)
Common stock repurchased	–	–	(388,750)
Net cash (used in) provided by financing activities	**(3,745,937)**	**21,593,735**	**3,358,382**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12,113	4,658	(210,198)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	96,970	92,312	302,510
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 109,083**	**$ 96,970**	**$ 92,312**

Common Stock Information

The common stock of the Company is listed on the NASDAQ Global Select Market under the symbol "PULB." As of December 8, 2010, there were approximately 3,247 stockholders of record of the Company, including brokers or other nominees.

The following table sets forth market price and dividend information for the Company's common stock for fiscal years 2010 and 2009.

Fiscal 2010	**HIGH**	**LOW**	**DIVIDEND PER SHARE**
First Quarter	$8.01	$6.09	$0.095
Second Quarter	$6.85	$6.17	$0.095
Third Quarter	$8.00	$5.86	$0.095
Fourth Quarter	$7.00	$6.25	$0.095

Fiscal 2009	**HIGH**	**LOW**	**DIVIDEND PER SHARE**
First Quarter	$9.08	$5.40	$0.095
Second Quarter	$7.52	$4.09	$0.095
Third Quarter	$7.27	$5.07	$0.095
Fourth Quarter	$8.92	$6.15	$0.095

Directors and Officers

Board of Directors

STANLEY J. BRADSHAW
Chairman of the Board
Principal, Bradshaw Capital Management

LEE S. WIELANSKY
Vice Chairman of the Board
Chairman and Chief Executive Officer of Midland Development Group, Inc.

WILLIAM M. CORRIGAN, JR.
Partner, Armstrong Teasdale LLP

WILLIAM A. DONIUS
Retired Chief Executive Officer of the Bank

GARY W. DOUGLASS
President and Chief Executive Officer

LEON A. FELMAN
Managing Partner of Felman Family Partnership LP

MICHAEL R. HOGAN
Retired Chief Administrative Officer and Chief Financial Officer of Sigma-Aldrich Corporation

TIMOTHY K. REEVES
President and Owner of Keenan Properties of St. Louis

STEVEN C. ROBERTS
President of the Roberts Companies

Senior Officers

GARY W. DOUGLASS
President and Chief Executive Officer

W. THOMAS REEVES
President of the Bank

PAUL J. MILANO
Chief Financial Officer

BRIAN J. BJÖRKMAN
President, Commercial Lending

BRIAN C. BOYLES
President, Mortgage Lending

MATTHEW A. LOCKE
President, Kansas City Mortgage Division

CHERI G. BLIEFERNICH
Executive Vice President, Banking Operations

JAMES W. SULLIVAN
Executive Vice President, Corporate Development & CFO of Mortgage Division

MICHAEL J. BENNEY
Senior Vice President, Chief Information Officer

DENISE K. DEROUSSE
Senior Vice President, Retail Banking Operations

PAUL D. GROSSE
Regional President, Commercial Lending

RITA M. KUSTER
Senior Vice President, Commercial Lending

WALLACE D. NIEDRINGHAUS
Senior Vice President, Investment Brokerage

W. BRUCE PHELPS
Senior Vice President, Controller

LISA K. SIMPSON
Senior Vice President, Director of Human Resources

Corporate Information

Corporate Headquarters

12300 Olive Boulevard
St. Louis, Missouri 63141
314.878.2210
www.pulaskibankstl.com

Independent Auditors

KPMG LLP
St. Louis, Missouri

General Counsel

KING, KREHBIEL, HELLMICH, HACKING & BORBONUS, LLC
St. Louis, Missouri

ARMSTRONG TEASDALE LLP
St. Louis, Missouri

Special Securities Counsel

KILPATRICK, TOWNSEND & STOCKTON LLP
Washington, D.C.

Stock Transfer Agent

REGISTRAR AND TRANSFER COMPANY
Cranford, New Jersey
800.866.1340
www.rtco.com

Annual Meeting

The annual meeting of the stockholders will be held Wednesday, February 2, 2011 at 2:00 p.m., Central Time, at the St. Louis Marriott West, 660 Maryville Centre Drive, St. Louis, Missouri, 63141.





12300 Olive Boulevard St Louis, MO 63141-6434
314.878.2210 314.878.6037 fax www.pulaskibankstl.com



